                                 EXHIBIT 99.1

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                              1776 F STREET, N.W.
                            WASHINGTON, D.C. 20429

                                   FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
     For the Fiscal Year Ended June 30, 1997
                                       OR
[  ] Transition Report Pursuant to Section 13 or 15(d) of the Securities
     Exchange Act of 1934

     For the transition period from                 to
                                    ---------------     ----------------------

                        FDIC CERTIFICATE NUMBER 28178-6

                            NORTHWEST SAVINGS BANK
                            ----------------------
            (Exact name of registrant as specified in its charter)

            PENNSYLVANIA                                 23-2790930
   --------------------------------                 ---------------------
   (State or other jurisdiction of                    (I.R.S. Employer
   incorporation or organization)                   Identification Number)

 LIBERTY AND SECOND STREETS, WARREN, PENNSYLVANIA            16365
 ------------------------------------------------          ----------
 (Address of Principal Executive Offices)                   Zip Code

                                (814) 726-2140
                        -------------------------------
                        (Registrant's telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:  NONE

Securities Registered Pursuant to Section 12(g) of the Act:  COMMON STOCK, PAR
                                                            VALUE $.10 PER SHARE
                                                            --------------------
                                                             (Title of Class)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such
requirements for the past 90 days.  YES    X  .   NO       .
                                        ------       ------

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this
Form 10-K.  [   ].

     As of June 30, 1997, there were issued and outstanding 7,176,000 shares of the Registrant's Common Stock, not including 16,200,000 shares held by Northwest Bancorp, M.H.C., the Registrant's mutual holding company.

     The aggregate market value of the voting stock held by non-affiliates of the Registrant, which amount includes voting stock held by officers and directors, computed by reference to the last sale price on June 30, 1997, as reported by the Nasdaq National Market, was approximately $111.2 million.

                      DOCUMENTS INCORPORATED BY REFERENCE

1. Annual Report to Stockholders for the fiscal year ended June 30, 1997 (Parts II and IV).

2.   Proxy Statement for the November 1997 Annual Meeting of Stockholders (Part
     III).

                                    PART I
                                    ------

ITEM 1.   BUSINESS
          --------

     GENERAL. Northwest Savings Bank (the "Bank") is a Pennsylvania-chartered stock savings bank headquartered in Warren, which is located in northwestern Pennsylvania. The Bank is a community-oriented institution offering traditional deposit and loan products, and through its subsidiaries, consumer finance services. The Bank's mutual savings bank predecessor was founded in 1896 as a state-chartered mutual savings and loan association, and in September 1993 converted to a state-chartered mutual savings bank. The Bank was formed on November 2, 1994, as a result of the reorganization (the "Reorganization") of the Bank's mutual predecessor into a mutual holding company structure. As a result of the Reorganization, the Bank's mutual predecessor reorganized from a Pennsylvania-chartered mutual savings bank into Northwest Bancorp, MHC, a Pennsylvania-chartered mutual holding company (the "Holding Company"); (i) formed the Bank as a new Pennsylvania-chartered capital stock savings bank subsidiary; and (ii) transferred substantially all of its assets (except for $1.0 million) and liabilities to the Bank. As part of the Reorganization, the liquidation rights of the depositors of the Bank became liquidation rights in the Holding Company. On November 4, 1994, 3,450,000 shares of the Bank's common stock (the "Common Stock") representing 29.9% of the issued and outstanding shares of the Common Stock were sold to eligible depositors of the Bank and the Bank's tax-qualified employee stock benefit plans at a price of $20.00 per share (the "Offering"). As part of the Reorganization and stock issuance, the Holding Company received 8,100,000 shares of the Bank's common stock representing 70.1% of the issued and outstanding shares. Net proceeds from the Offering totalled approximately $67 million. On May 22, 1996, the Bank completed a two-for-one stock split in the form of a stock dividend. Total shares outstanding at June 30, 1997 were 23,376,000 with 16,200,000 shares owned by the Holding Company.

     At June 30, 1997, the Bank had total assets of $2.091 billion, total deposits of $1.641 billion and shareholders equity of $198.5 million. As of June 30, 1997, the Bank operated 57 community banking offices throughout its market area in northwest, southwest and central Pennsylvania. The Bank and its wholly owned subsidiaries also operate one mortgage lending office in Pennsylvania, four in New York and two in South Carolina, and 29 consumer lending offices throughout Pennsylvania and one consumer lending office in New York. The Bank has focused its lending activities primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. At June 30, 1997, $1.096 billion, or 68.8%, of the Bank's total loans receivable were collateralized by one- to four-family residential real estate. The Bank, directly or through its subsidiaries, also emphasizes the origination of consumer loans, including home equity, second mortgage, education and other consumer loans. At June 30, 1997, such loans totalled $310.8 million, or 19.5%, of the Bank's total loans receivable. To a lesser extent, the Bank also originates multifamily residential and commercial real estate loans, which totalled $100.9 million, or 6.3%, of the Bank's total loans receivable at June 30, 1997, and commercial business loans, which totalled $86.1 million, or 5.4%, of the Bank's total loans receivable.

     The Bank also invests in mortgage-backed securities issued or guaranteed by the United States Government or agencies thereof, which totalled $291.6 million, or 13.9%, of total assets at June 30, 1997. As part of the Bank's current strategy of maintaining high levels of liquidity, the Bank invests a portion of its assets in securities issued by the United States Government, cash and cash equivalents including deposits in other financial institutions. These investments totalled $193.6 million, or 9.3%, of total assets at June 30, 1997.

     The Bank's principal sources of funds are deposits, borrowed funds and the principal and interest payments on loans and mortgage-backed securities. The principal source of income is interest received from loans, mortgage-backed securities and investment securities. The Bank's principal expenses are the interest paid on deposits and the cost of employee compensation and benefits.

     The Bank's principal executive office is located at Liberty and Second Streets, Warren, Pennsylvania, and its telephone number at that address is (814) 726-2140.

MARKET AREA

     The Bank has been, and intends to continue to be, a community-oriented financial institution offering a wide variety of financial services to meet the needs of the communities it serves. The Bank is headquartered in Warren, Pennsylvania which is located in the northwestern region of the state, and the Bank has the highest concentration of deposits and loans in the portion of its office network located in northwestern Pennsylvania. Over the past eight years the Bank has expanded, primarily through acquisition, into the southwestern and central regions of Pennsylvania. As of June 30, 1997, the Bank operated in Pennsylvania 57 community banking offices, one mortgage lending office and 29 consumer finance offices, located in the following counties: Allegheny, Armstrong, Bedford, Butler, Centre, Chester, Clarion, Clearfield, Crawford, Cumberland, Dauphin, Elk, Erie, Fayette, Indiana, Lancaster, Lebanon, Luzerne, McKean, Mifflin, Schuylkill, Venango, Warren, Washington, Westmoreland and York. The Bank and its subsidiaries also operate four mortgage lending offices and one consumer finance office in western New York and two mortgage lending offices in South Carolina. The mortgage lending offices are operated to provide an additional source of mortgage loans as well as to provide additional geographic diversity to the Bank's mortgage loan portfolio. The consumer finance offices are operated through Northwest Consumer Discount Company, a subsidiary of the Bank. Northwest Consumer Discount Company provides a source of short-term consumer loans, which improve the Bank's earnings and reduce its sensitivity to interest rate risk.

     The Bank has experienced significant geographic and asset expansion during the past 20 years through internal growth as well as mergers and acquisitions of financial institutions in existing and nearby market areas. This expansion has reflected the Bank's strategy of growing in order to be more competitive and to offer a full range of customer services. In 1984, the Bank merged with Mutual Savings and Loan Association, which was headquartered in Erie, Pennsylvania, and had assets of approximately $241 million at the time of the merger. As a result of the merger, the Bank's total assets increased to approximately $530 million. In 1985 the Bank acquired Bakerstown Savings and Loan Association, which had assets of approximately $26 million and also acquired a branch office of another financial institution located in Clarion, Pennsylvania. Branch offices with deposits of $58 million located in Erie, Meadville and Warren were purchased in 1986. Butler Consumer Discount Company, with eight consumer finance offices and assets of approximately $19 million, also was purchased in 1986.

     As part of its efforts to expand its market presence outside of northwestern Pennsylvania, the Bank started a de novo office in Hershey, Pennsylvania in 1988. In March of 1990 the Bank acquired Horizon Savings Association, which had assets of approximately $34 million and offices in Lewistown and State College. In June 1990 the Bank acquired Steitz Savings and Loan with assets of approximately $58 million and with four offices in communities surrounding Lebanon. In 1991 and 1992 the Bank continued to expand by opening additional offices in Warren and Bradford, Pennsylvania. In March 1992 the Bank acquired American Federal Savings and Loan Association with assets of $119 million and five offices in northwestern Pennsylvania. In September 1993 the Bank purchased three full-service office locations in the greater Erie area with deposits of $14 million, and in June 1995 the Bank purchased four full-service offices in York and Lancaster counties with deposits of $22 million. During the fiscal year ended June 30, 1995, the Bank purchased two consumer discount companies in Jeannette and Zelienople, Pennsylvania, with loans of approximately $13.0 million and purchased a mortgage banking company headquartered in Buffalo, New York, with loan production facilities in Buffalo, Rochester, and Syracuse. During the fiscal year ended June 30, 1996, the bank acquired two financial institutions: First Federal Savings Bank of Kane with assets of $45.6 million and offices in Kane and Clarion, Pennsylvania and First National Bank of Centre Hall with assets of $39.3 million and offices in Centre Hall and State College, Pennsylvania. The Bank also acquired a full-service retail facility in Pottsville, Pennsylvania, with deposits of $23.8 million from another financial institution. In February 1997, the Bank acquired Bridgeville Savings Bank which had one office in Bridgeville, Pennsylvania and assets of $55.7 million. In March of 1997, the Bank acquired St. Marys Consumers Discount Company in St. Marys, Pennsylvania with assets of approximately $1.0 million.
In April of 1997, the Bank opened an office in Cranberry Township, Venango County, Pennsylvania and in June opened an office in Hanover, Pennsylvania. In June 1997, the Bank announced that it had entered into a definitive agreement to acquire Corry Savings Bank, a Pennsylvania-chartered mutual savings bank headquartered in Corry, Pennsylvania with assets of approximately $29.0 million.

LENDING ACTIVITIES

     GENERAL. Historically, the principal lending activity of the Bank has been the origination, for retention in its portfolio, of fixed-rate and, to a lesser extent, adjustable-rate mortgage loans collateralized by one- to four-family residential real estate located in its market area. To a lesser extent, the Bank also originates loans collateralized by multifamily residential and commercial real estate, construction loans, commercial business loans and consumer loans.

     In an effort to manage interest rate risk, the Bank has sought to make its interest-earning assets more interest rate sensitive by originating adjustable-rate loans, such as adjustable-rate mortgage loans, home equity loans, and education loans, and by originating short-term and medium-term fixed-rate consumer loans. The Bank also purchases mortgage-backed securities that generally have adjustable interest rates. At June 30, 1997, approximately $195.9 million, or 12.3%, of the Bank's total loan portfolio, and $241.3 million, or 82.8%, of the Bank's mortgage-backed securities portfolio, consisted of loans or securities with adjustable interest rates. Because the Bank also originates a substantial amount of long-term fixed-rate mortgage loans collateralized by one- to four-family residential real estate, when possible, such loans are originated and underwritten according to standards that allow the Bank to resell them in the secondary mortgage market for purposes of managing interest-rate risk and liquidity. The Bank, through its mortgage banking subsidiaries, currently sells in the secondary market a limited amount of fixed-rate residential mortgage loans with maturities of more than 15 years, and retains all adjustable-rate mortgage loans and fixed-rate residential mortgage loans with maturities of 15 years or less. The Bank is primarily a portfolio lender and at any one time the Bank holds only a nominal amount of loans identified as available-for-sale. The Bank retains servicing on the mortgage loans it sells and realizes monthly service fee income. The Bank retains in its portfolio all consumer loans, multifamily residential and commercial real estate loans, and commercial business loans that it originates.

     ANALYSIS OF LOAN PORTFOLIO. Set forth below are selected data relating to the composition of the Bank's loan portfolio by type of loan as of the dates indicated.

                                                                              At June 30,
                             ------------------------------------------------------------------------------------------------------
                                      1997                 1996                1995                 1994                1993
                             --------------------   ------------------ ------------------   -------------------  ------------------
                               Amount    Percent    Amount    Percent   Amount   Percent     Amount    Percent    Amount   Percent
                             ----------- -------- ---------- -------- ---------- --------  ---------- --------  ---------- --------
                                                                        Dollars in Thousands)
Real estate:
  One- to four-family (1)..  $1,096,315    68.8%  $1,008,288    70.8% $  880,110   73.6%  $  837,896     75.7%  $  764,522     74.1%

  Multifamily and
   commercial..............     100,912     6.3       97,612     6.8      53,022    4.4       65,539      5.9       85,240      8.2
                             ----------  ------   ----------  ------  ---------- ------   ----------   ------   ----------    -----
    Total real estate loans   1,197,227    75.1    1,105,900    77.6     933,132   78.0      903,435     81.6      849,762     82.3
Consumer:
 Home equity and home
    improvement............      37,607     2.4       38,146     2.7      40,547    3.4       41,053      3.7       42,009      4.1
 Education loans...........      53,542     3.3       47,842     3.4      39,315    3.3       31,827      2.9       26,000      2.5
 Loans on savings accounts.       7,176      .5        6,543      .5       5,930     .5        5,313       .5        5,894      0.5
 Other (2).................     212,472    13.3      159,532    11.2     119,611   10.0      103,945      9.4       91,595      8.9
                             ----------  ------   ----------  ------  ---------- ------   ----------   ------   ----------    -----

    Total consumer
     loans  (3)............     310,797    19.5      252,063    17.7     205,403   17.2      182,138     16.5      165,498     16.0
Commercial business........      86,087     5.4       67,045     4.7      56,788    4.8       20,945      1.9       17,127      1.7
                             ----------  ------   ----------  ------  ---------- ------   ----------   ------   ----------    -----

      Total loans
       receivable, gross...   1,594,111   100.0%   1,425,008   100.0%  1,195,323  100.0%   1,106,518    100.0%   1,032,387    100.0%

                                         ======               ======             ======                ======                 =====

Deferred loan fees.........      (2,384)              (3,495)             (3,772)             (4,184)               (4,473)
Undisbursed loan proceeds..     (41,618)             (33,428)            (14,982)            (28,563)              (17,654)
Allowance for loan losses
  (real estate loans)......      (6,898)              (9,133)             (8,102)             (8,340)               (8,537)
Allowance for loan losses
  (other loans)............      (6,713)              (3,997)             (3,732)             (2,898)               (2,462)
                             ----------           ----------          ----------          ----------            ----------

      Total loans
       receivable, net.....  $1,536,498           $1,374,955          $1,164,735          $1,062,333            $  999,261
                             ==========           ==========          ==========          ==========            ==========

-------------
(1) Includes $47.0 million of loans originated and held by the Bank's subsidiaries at June 30, 1997.
(2) Consist primarily of automobile loans and secured and unsecured personal loans.
(3) Includes $66.7 million of consumer loans originated and held by the Bank's subsidiaries at June 30, 1997.


     FIXED- AND ADJUSTABLE-RATE LOANS. Set forth below are selected data regarding the dollar amounts of the Bank's total loans represented by fixed- and adjustable-rate loans at the dates indicated.

                                                                              At June 30,
                             ------------------------------------------------------------------------------------------------------
                                      1997                 1996               1995                 1994                1993
                             --------------------   ------------------ ------------------   -------------------  ------------------
                               Amount    Percent    Amount    Percent   Amount   Percent     Amount    Percent    Amount   Percent
                             ----------- -------- ---------- -------- ---------- --------  ---------- --------  ---------- --------
                                                                        Dollars in Thousands)
Mortgage loans:
  Adjustable...............  $   78,568     4.9%  $   94,426     6.6%  $  111,184     9.3%  $  104,717     9.5%  $  134,908   13.1%
  Fixed....................   1,118,659    70.2    1,011,474    71.0      821,948    68.8      798,718    72.1      714,854   69.2
                             ----------   -----   ----------   -----   ----------   -----   ----------   -----   ----------  -----
    Total mortgage loans...   1,197,227    75.1    1,105,900    77.6      933,132    78.1      903,435    81.6      849,762   82.3

Other loans:
  Adjustable...............     117,301     7.4      114,943     8.1      117,323     9.8       72,880     6.6       68,009    6.6
  Fixed....................     279,583    17.5      204,165    14.3      144,868    12.1      130,203    11.8      114,616   11.1
                             ----------   -----   ----------   -----   ----------   -----   ----------   -----   ----------  -----
    Total other loans......     396,884    24.9      319,108    22.4      262,191    21.9      203,083    18.4      182,625   17.7
                             ----------   -----   ----------   -----   ----------   -----   ----------   -----   ----------  -----
                             $1,594,111   100.0%  $1,425,008   100.0%  $1,195,323   100.0%  $1,106,518   100.0%  $1,032,387  100.0%
                             ==========   =====   ==========   =====   ==========   =====   ==========   =====   ==========  =====

     LOAN MATURITY AND REPRICING SCHEDULE. The following table sets forth the maturity or period of repricing of the Bank's loan portfolio at June 30, 1997. Demand loans and loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature, and fixed-rate loans are included in the period in which the final contractual repayment is due.



                                                                                       Beyond
                                     Within      1-3       3-5      5-10      10-20      20
                                     1 Year     Years     Years     Years     Years    Years      Total
                                    --------  --------  --------  --------  --------  --------  ----------
                                                            (In Thousands)
Real estate loans:
 One- to four-family residential..  $ 76,518  $ 25,314  $ 70,610  $210,790  $379,648  $333,435  $1,096,315
 Multifamily and commercial.......    25,450     6,054     4,234    19,183    42,933     3,058     100,912
Consumer loans....................   134,778    72,686    76,431    25,094     1,808        --     310,797
Commercial business loans.........    23,196     9,677    10,607    26,231    16,376        --      86,087
                                    --------  --------  --------  --------  --------  --------  ----------
  Total loans.....................  $259,942  $113,731  $161,882  $281,298  $440,765  $336,493  $1,594,111
                                    ========  ========  ========  ========  ========  ========  ==========


     FIXED- AND ADJUSTABLE-RATE LOAN SCHEDULE. The following table sets forth at June 30, 1997, the dollar amount of all fixed-rate and adjustable-rate loans due after June 30, 1998. Adjustable- and floating-rate loans are included in the period in which they are contractually due.

                                     Fixed     Adjustable    Total
                                   ----------  ----------  ----------
                                             (In Thousands)
Real estate loans:
One- to four-family residential..  $1,050,251    $ 11,096  $1,061,347
Multifamily and commercial.......      73,248       2,214      75,462
Consumer.........................     185,385      78,792     264,177
Commercial.......................      37,373      25,518      62,891
                                   ----------    --------  ----------
Total............................  $1,346,257    $117,620  $1,463,877
                                   ==========    ========  ==========


     ONE- TO FOUR-FAMILY RESIDENTIAL REAL ESTATE LOANS. The primary lending activity of the Bank and its subsidiaries consists of the origination for retention in the Bank's portfolio of owner-occupied one- to four-family residential mortgage loans secured by properties located in the Bank's market area. At June 30, 1997, $1.096 billion, or 68.8%, of the Bank's total loan portfolio consisted of one- to four-family residential mortgage loans, including residential construction loans.

     The Bank currently offers one- to four-family residential mortgage loans with terms typically ranging from 10 to 30 years, with either adjustable or fixed interest rates. Originations of fixed-rate mortgage loans versus adjustable-rate mortgage loans are monitored on an ongoing basis and are affected significantly by such things as the level of market interest rates, customer preference, the Bank's interest rate gap position and loan products offered by the Bank's competitors. Therefore, even when management's strategy is to increase the originations of adjustable-rate mortgage loans, market conditions may be such that there is greater demand for fixed-rate mortgage loans.

     The Bank's fixed-rate loans, whenever possible, are originated and underwritten according to standards that permit sale in the secondary mortgage market. Whether the Bank can or will sell fixed-rate loans into the secondary market, however, depends on a number of factors including the yield and the term of the loan, market conditions, and the Bank's current liquidity and interest rate sensitivity position. The Bank historically has been primarily a portfolio lender, and at any one time the Bank has held only a nominal amount of loans that may be sold. The Bank's current policy is to retain in its portfolio fixed-rate loans with terms of 15 years or less, and sell a limited amount of fixed-rate loans (servicing retained) with terms of more than 15 years. Moreover, the Bank is more likely to retain fixed-rate loans if its interest rate sensitivity is within acceptable limits. The Bank's mortgage loans are amortized on a monthly basis with principal and interest due each month. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option.

     The Bank currently offers adjustable-rate mortgage loans with initial interest rate adjustment periods of one and three years, based on changes in a designated market index. The Bank determines whether a borrower qualifies for an adjustable-rate mortgage loan based on the fully indexed rate of the adjustable-rate mortgage loan at the time the loan is originated. One- to four-family residential adjustable-rate mortgage loans totalled $75.8 million, or 4.8% of the Bank's total loan portfolio at June 30, 1997.

     The primary purpose of offering adjustable-rate mortgage loans is to make the Bank's loan portfolio more interest rate sensitive. However, as the interest income earned on adjustable-rate mortgage loans varies with prevailing interest rates, such loans may not offer the Bank as predictable cash flows as long-term, fixed-rate loans. Adjustable-rate mortgage loans carry increased credit risk associated with potentially higher monthly payments by borrowers as general market interest rates increase. It is possible, therefore, that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrower.

     The Bank's one- to four-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the Bank's fixed-rate mortgage loan portfolio, and the Bank has generally exercised its rights under these clauses.

     Regulations limit the amount that a savings bank may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Appraisals are generally performed by the Bank's in-house appraisal staff. Such regulations permit a maximum loan-to-value ratio of 90% for residential property and 80% for all other real estate loans. The Bank's lending policies generally limit the maximum loan-to-value ratio on both fixed-rate and adjustable-rate mortgage loans without private mortgage insurance to 80% of the lesser of the appraised value or the purchase price of the real estate that serves as collateral for the loan. The Bank makes a limited amount of one- to four-family real estate loans with loan-to-value ratios in excess of 80%. For one-to four-family real estate loans with loan-to-value ratios in excess of 80%, the Bank generally requires the borrower to obtain private mortgage insurance on the entire amount of the loan. The Bank requires fire and casualty insurance, as well as a title guaranty regarding good title, on all properties securing real estate loans made by the Bank.

     In the past, the Bank purchased loans that are serviced by other institutions and that are secured by one- to four-family residences. At June 30, 1997, the Bank's portfolio of loans serviced by others totalled $5.2 million. The Bank currently has no formal plans to enter into new loan participations.

     Included in the Bank's $1.096 billion of one- to four-family residential real estate loans are $41.4 million, or 2.6% of the Bank's total loan portfolio, of construction loans and land loans. The Bank offers fixed- and adjustable-rate residential construction loans primarily for the construction of owner-occupied one- to four-family residences in the Bank's market area to builders or to owners who have a contract for construction. Construction loans are generally structured to become permanent loans, and are originated with terms of up to 30 years with an allowance of up to one year for construction. During the construction phase the loans have either a fixed-rate or an adjustable interest rate that adjusts monthly and convert into either a fixed-rate or an adjustable-rate mortgage loan at the end of the construction period. Upon completion of the construction, the permanent loan is priced to reflect a rate no lower than current interest rates on one- to four-family mortgage loans. Advances are made as construction is completed. In addition, the Bank originates loans within its market area that are secured by individual unimproved or improved lots. Land loans are currently offered with fixed-rates for terms of up to 5 years. The maximum loan-to-value ratio for the Bank's land loans is 75% of the appraised value, and the maximum loan-to-value ratio for the Bank's construction loans is 80% of the lower of cost or appraised value.

     Construction lending generally involves a greater degree of credit risk than other one- to four-family residential mortgage lending. The repayment of the construction loan is often dependent upon the successful completion of the construction project. Construction delays or the inability of the borrower to sell the property once construction is completed may impair the borrower's ability to repay the loan.

     MULTIFAMILY RESIDENTIAL AND COMMERCIAL REAL ESTATE LOANS. Loans collateralized by multifamily residential and commercial real estate constituted approximately $100.9 million, or 6.3%, of the Bank's total loan portfolio at June 30, 1997. The Bank's multifamily residential real estate loans are secured by multifamily residences, such as rental properties. The Bank's commercial real estate loans are secured by nonresidential properties such as hotels, church property, and retail establishments. At June 30, 1997, a significant portion of the Bank's multifamily residential and commercial real estate loans were secured by properties located within the Bank's market area. The Bank's largest multifamily residential real estate loan relationship at June 30, 1997, had a principal balance of $4.5 million, and was collateralized by a personal care facility in Erie County, Pennsylvania. The Bank's largest commercial real estate loan at June 30, 1997, had a principal balance of $6.5 million and was collateralized by a retail store in Erie County, Pennsylvania. Multifamily residential and commercial real estate loans are offered with both adjustable interest rates and fixed interest rates. The terms of each multifamily residential and commercial real estate loan are negotiated on a case-by-case basis. The Bank generally makes multifamily residential and commercial real estate loans up to 70% of the appraised value of the property collateralizing the loan.

     Loans secured by multifamily residential and commercial real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multifamily residential and commercial real estate is typically dependent upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

     CONSUMER LOANS. As of June 30, 1997, consumer loans totalled $310.8 million, or 19.5%, of the Bank's total loan portfolio. The principal types of consumer loans offered by the Bank are adjustable-rate home equity lines of credit and variable-rate education loans, and fixed-rate consumer loans such as second mortgage loans, automobile loans, sales finance loans, unsecured personal loans, credit card loans, and loans secured by deposit accounts. Consumer loans are offered with maturities generally of less than ten years. The Bank's home equity lines of credit are secured by the borrower's principal residence with a maximum loan-to-value ratio, including the principal balances of both the first and second mortgage loans, of 75% or less. Such loans are offered on an adjustable-rate basis with terms of up to ten years. At June 30, 1997, the disbursed portion of home equity lines of credit totalled $37.6 million, or 12.1%, of consumer loans, with $53.2 million remaining undisbursed.

     The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's credit history and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount, and in the case of home equity lines of credit, the Bank obtains a title guarantee or an opinion as to the validity of title.

     Consumer loans entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, recreation vehicles, appliances, and furniture. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the lack of demand for used automobiles. The Bank adds a general provision on a regular basis to its consumer loan loss allowance, based on general economic conditions and prior loss experience.

     COMMERCIAL BUSINESS LOANS. The Bank currently offers commercial business loans to existing customers to finance various activities in the Bank's market area, some of which are secured in part by additional real estate collateral.
At June 30, 1997, the Bank had 700 commercial business loans outstanding with an aggregate balance of $86.1 million, or 5.4% of the Bank's total loan portfolio. As of June 30, 1997, the average commercial business loan balance was approximately $123,000. On June 11, 1995, the Bank purchased a portfolio of 26 loans, with an aggregate balance of $35.0 million, made to the employee stock ownership plans ("ESOPs") of 25 different financial institutions and one investment banking company. The portfolio was purchased from the Superintendent of Banking for the State of New York, who was acting as the receiver for a New York-chartered trust company. The interest rates on these loans adjust each quarter based upon changes to either the prime rate or federal funds rate. The loans are collateralized by the stock of the financial institution which formed the ESOP, and in some cases have additional collateral in the form of cash deposits. The largest ESOP loan had a balance as of June 30, 1997 of $5.0 million and the borrower is the ESOP of a bank in New Jersey. The average balance of the loans in the portfolio was approximately $1.0 million with only three loans having a balance in excess of $2.0 million

     Other than the aforementioned ESOP loans, the largest commercial business loan had a principal balance of $3.7 million, was to two individuals from Reading, Pennsylvania and was secured by commercial real estate and marketable securities. Commercial business loans are offered with both fixed and adjustable interest rates and with terms of up to 15 years.

     Underwriting standards employed by the Bank for commercial business loans include a determination of the applicant's ability to meet existing obligations and payments on the proposed loan from normal cash flows generated by the applicant's business. The financial strength of each applicant also is assessed through a review of financial statements provided by the applicant.

     Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower's business. The Bank generally obtains personal guarantees from the borrower or a third party as a condition to originating its commercial business loans.

     LOAN ORIGINATIONS, SOLICITATION, PROCESSING, AND COMMITMENTS. Loan originations are derived from a number of sources such as real estate broker referrals, existing customers, borrowers, builders, attorneys, and walk-in customers. All of the Bank's loan originators, except the originators for the Bank's New York-based mortgage banking subsidiary, are salaried employees, and the Bank does not pay commissions in connection with loan originations. The loan originators employed by the Bank's New York-based mortgage banking subsidiary are paid a commission based upon the loans they originate. Upon receiving a loan application, the Bank obtains a credit report and employment verification to verify specific information relating to the applicant's employment, income, and credit standing. In the case of a real estate loan, an in-house appraiser or an appraiser approved by the Bank appraises the real estate intended to secure the proposed loan. A loan processor in the Bank's loan department checks the loan application file for accuracy and completeness, and verifies the information provided. The Bank has a formal loan policy which assigns lending limits to the Bank's various loan officers. Also, the Bank has a Senior Loan Committee which meets as needed to review and verify that the assigned lending limits are being followed and to monitor the Bank's lending policies and the Bank's loan activity. The Senior Loan Committee also has lending authority as designated in the Bank's loan policy which is approved by the Board of Directors. Loans exceeding the limits established for the Senior Loan Committee must be approved by the Executive Committee of the Board of Directors or by the entire Board of Directors. The Bank's policy is to make no loans either individually or in the aggregate to one entity in excess of $7.5 million. Fire and casualty insurance is required at the time the loan is made and throughout the term of the loan, and upon request of the Bank, flood insurance may be required. After the loan is approved, a loan commitment letter is promptly issued to the borrower. At June 30, 1997, the Bank had commitments to originate $80.3 million of loans.

     If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral and required insurance coverage. The borrower must provide proof of fire and casualty insurance on the property (and, as required, flood insurance) serving as collateral, which insurance must be maintained during the full term of the loan. A title guaranty, based on a title search of the property, is required on all loans secured by real property.

     ORIGINATION, PURCHASE AND SALE OF LOANS. The table below shows the Bank's originations of loans for the periods indicated.


                                                             Years Ended June 30,
                                                   ---------------------------------------
                                                      1997         1996            1995
                                                   ----------   ----------      ----------
                                                                  (In Thousands)

Loans receivable, net, at beginning of period....  $1,374,955   $1,164,735      $1,059,643
Originations:
  Real estate loans..............................     290,778      351,146         180,503
  Consumer and commercial business loans.........     272,410      213,234         124,471
                                                   ----------   ----------      ----------
      Total loan originations....................     563,188      564,380         304,974

Principal repayments:
  Real estate loans..............................    (172,847)    (144,680)       (116,280)
  Consumer and commercial business loans.........    (198,448)    (171,894)       (113,451)
                                                   ----------   ----------      ----------
    Total repayments.............................    (371,295)    (316,574)       (229,731)

Loan purchases including acquisitions............      19,289       63,548          51,816
Loan sales.......................................     (47,985)     (99,062)        (19,956)
Transfer to REO..................................      (1,654)      (2,072)         (2,011)
                                                   ----------   ----------      ----------
        Loans receivable, net, at end of period..  $1,536,498   $1,374,955      $1,164,735
                                                   ==========   ==========      ==========


     LOAN ORIGINATION FEES AND OTHER INCOME. In addition to interest earned on loans, the Bank generally receives loan origination fees. To the extent that loans are originated or acquired for the Bank's portfolio, Statement of Financial Accounting Standards No. 91 requires that the Bank defer loan origination fees and costs and amortize such amounts as an adjustment of yield over the life of the loan by use of the level yield method. Fees deferred under SFAS 91 are recognized into income immediately upon prepayment or the sale of the related loan. At June 30, 1997, the Bank had $2.4 million of deferred loan origination fees. Loan origination fees are volatile sources of income. Such fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets, which in turn respond to the demand and availability of money.

     In addition to loan origination fees, the Bank also receives other fees, service charges, and other income that consist primarily of deposit transaction account service charges, late charges, credit card fees, and income from REO operations. The Bank recognized fees and service charges of $2.4 million, $2.0 million and $1.7 million, for the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

     LOANS-TO-ONE BORROWER. Savings banks are subject to the same loans-to-one borrower limits as those applicable to national banks, which under current regulations restrict loans to one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). At June 30, 1997, the largest aggregate amount loaned by the Bank to one borrower totaled $6.5 million and was secured by commercial real estate. The Bank's second largest lending relationship totaled $5.0 million and was made to the ESOP of a financial institution located in New Jersey. The loan is secured by the undistributed shares of the common stock of the financial institution that are owned by the ESOP. The Bank's third largest lending relationship totaled $4.5 million and was secured by a personal care facility in Erie County, Pennsylvania. The Bank's fourth largest lending relationship totaled $4.1 million and was secured by a limited care apartment facility in Warren County, Pennsylvania. The Bank's fifth largest lending relationship totaled $3.5 million and was secured by a personal care facility in McKean County, Pennsylvania.

DELINQUENCIES AND CLASSIFIED ASSETS

     COLLECTION PROCEDURES. The Bank's collection procedures provide that when a loan is five days past due, a computer-generated late notice is sent to the borrower requesting payment. If delinquency continues, at 15 days a delinquent notice, plus a notice of a late charge, is sent and personal contact efforts are attempted, either in person or by telephone, to strengthen the collection process and obtain reasons for the delinquency. Also, plans to arrange a repayment plan are made. If a loan becomes 60 days past due, a collection letter is sent, personal contact is attempted, and the loan becomes subject to possible legal action if suitable arrangements to repay have not been made. In addition, the borrower is given information which provides access to consumer counseling services, to the extent required by regulations of the Department of Housing and Urban Development. When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower, giving 30 days to cure the delinquency. If not cured, foreclosure proceedings are initiated.

     NONPERFORMING ASSETS. Loans are reviewed on a regular basis and are placed on a nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Loans are placed on nonaccrual status when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on a nonaccrual status is charged against interest income. At June 30, 1997, the Bank had nonperforming loans of $10.4 million, and a ratio of nonperforming loans to net loans receivable of .68%.

     Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as Real Estate Owned ("REO") until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the allowance for loan losses. Any subsequent write-down of REO is charged against earnings. At June 30, 1997, the Bank had approximately $4.5 million of property acquired as the result of foreclosure, and classified as REO. At June 30, 1997, the Bank had non-performing assets of $15.0 million and a ratio of nonperforming assets to total assets of .72%.

     LOANS PAST DUE AND NONPERFORMING ASSETS. The following table sets forth information regarding the Bank's loans 30 days or more past due, nonaccrual loans 90 days or more past due, and real estate acquired or deemed acquired by foreclosure at the dates indicated. When a loan is delinquent 90 days or more, the Bank fully reserves all accrued interest thereon and ceases to accrue interest thereafter. For all the dates indicated, the Bank did not have any material restructured loans within the meaning of SFAS 15.

                                                                           At June 30,
                                                   ---------------------------------------------------------
                                                          1997           1996      1995      1994      1993
                                                    -----------------  -------   -------   -------   -------
                                                    Number   Balance
                                                    ------   --------
                                                                   (Dollars in Thousands)
Loans past due 30 days to 59 days:
    One- to four-family residential loans........       90   $ 3,224   $ 3,031   $ 2,140   $ 4,354   $ 3,610
    Multifamily and commercial loans.............       --        --       423       281        --       240
    Consumer loans...............................      555     2,477     2,178     1,135     1,111       922
    Commercial business loans....................        5       183       240        --        76        --
                                                     -----   -------   -------   -------   -------   -------
        Total loans past due 30 days to 59 days..      650   $ 5,884   $ 5,872     3,556   $ 5,541   $ 4,772
                                                     -----   -------   -------   -------   -------   -------

Loans past due 60 days to 89 days:
    One- to four-family residential loans........       44     1,491     1,153     1,165     1,065     2,317
    Multifamily and commercial loans.............       --        --        21       139        --        --
    Consumer loans...............................      208       908     1,143       443       398       401
    Commercial business loans....................        5       180       148        45         4        --
                                                     -----   -------   -------   -------   -------   -------
        Total loans past due 60 days to 89 days..      257     2,579     2,465     1,792     1,467     2,718
                                                     -----   -------   -------   -------   -------   -------

Loans past due 90 days or more (1):
    One- to four-family residential loans........      140     6,229     4,913     6,473     6,432     7,947
    Multifamily and commercial loans.............        4     2,585     2,704     3,262     6,797     8,149
    Consumer loans...............................      264     1,161       772       539       652       934
    Commercial business loans....................        2       455     1,092       150       273       108
                                                     -----   -------   -------   -------   -------   -------
        Total loans past due 90 days or more.....      410    10,430     9,481    10,424    14,154    17,138
                                                     -----   -------   -------   -------   -------   -------

Total loans 30 days or more past due.............    1,317    18,893    17,818    15,772   $21,162   $24,628
                                                     =====   =======   =======   =======   =======   =======

Total loans 90 days or more past due (1).........      410   $10,430   $ 9,481   $10,424   $14,154   $17,138

Total REO........................................       41     4,549     5,771     5,895     7,701    14,100
                                                     -----   -------   -------   -------   -------   -------

Total loans 90 days or more past due and REO.....      450   $14,979   $15,252   $16,319   $21,855   $31,238
                                                     =====   =======   =======   =======   =======   =======

Total loans 90 days or more past due to
    net loans receivable.........................               .68%      .69%      .89%     1.33%     1.72%
Total loans 90 days or more past due
    and REO to total assets......................               .72%      .81%     1.03%     1.53%     2.42%

____________________________________
(1) The Bank classifies as nonperforming all loans 90 days or more delinquent.


     During the fiscal year ended June 30, 1997, gross interest income of approximately $819,000 would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the period. No interest income on nonaccrual loans was included in income during such periods except for $305,000 of cash interest payments received for the Bank's largest non-performing loan.

     The following summarizes the Bank's nonperforming assets with carrying values exceeding $1.0 million at June 30, 1997:

     The Bank's largest nonperforming asset at June 30, 1997, consisted of a loan collateralized by a recreational facility and surrounding undeveloped land located in St. George, Utah with a carrying value of $1.8 million. The original loans on these properties were originated from 1985 to 1988 and were to be repaid from the sale of existing condominiums and the construction of additional units. The Bank classified these loans as in-substance foreclosures in 1990 after conducting a review of the collateral and financial condition of the borrower and concluding that the borrower had insufficient funds to satisfy the terms of the existing notes. Effective July 1, 1995, the Bank adopted SFAS 114 and, as a result, the loans were no longer considered in-substance foreclosures and were reported as loans. During the fiscal year ended June 30, 1997, the borrower made payments of $683,000 to the Bank. The Bank applied $378,000 of these payments to the loans' principal balance and $305,000 was recognized as interest income. The borrower continues to operate the recreational facility and the Bank is working with the borrower toward an acceptable disposition of this asset. Market conditions and cash flow have improved considerably and it is anticipated that during the next fiscal year the debt will be restructured and regular payments will be made. In September 1993 the Bank granted, to a borrower unrelated to the borrower on the previously described delinquent loans, a $2.0 million loan secured by water rights and undeveloped land adjacent to the recreational facility and surrounding undeveloped land. This loan was current as of June 30, 1997. Although the Bank has done little lending outside of its market area over the past few years, the loan was made in 1993 primarily because the Bank was familiar with the area and had previously experienced a favorable lending relationship with the borrower. Also, management anticipates that the construction of a golf course and development on this land will enhance the value of the Bank's other collateral.

     The Bank's second largest nonperforming asset at June 30, 1997, consisted of an apartment complex and adjacent vacant land in New York State located approximately 25 miles from the Bank's corporate headquarters. The loan on this property was originated in 1978, and the Bank foreclosed on the property in 1987. The asset is held for sale and had a carrying value of $1.4 million as of June 30, 1997.

     CLASSIFICATION OF ASSETS. The Bank's policies, consistent with regulatory guidelines, provide for the classification of loans and other assets such as debt and equity securities, considered to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. At June 30, 1997, the Bank had four loans, with an aggregate principal balance of $3.9 million, designated as special mention.

     When a savings bank classifies problem assets as either substandard or doubtful, it is required to establish general valuation allowances or "loss reserves" in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings bank classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified, or to charge off such amount. A savings bank's determination as to the classification of its assets and the amount of its valuation allowance is subject to review by its regulatory agencies, which can order the establishment of additional general or specific loss allowances. The Bank regularly reviews its asset portfolio to determine whether any assets require classification in accordance with applicable regulations. The Bank's largest classified assets are also the Bank's largest nonperforming assets and are discussed above.

     The following table sets forth the aggregate amount of the Bank's classified assets at the dates indicated.

                                        At June 30,
                                -------------------------
                                  1997     1996     1995
                                -------  -------  -------
                                       (In Thousands)

Substandard assets..........     24,242  $19,594  $20,344
Doubtful assets.............        260       95       95
Loss assets.................        133       --       --
                                -------  -------  -------
   Total classified assets..    $24,635  $19,689  $20,439
                                =======  =======  =======


     ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and valuation of foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

     The Bank provided $2.5 million, $1.5 million, and $1.1 million, to its allowance for loan losses for the fiscal years ended June 30, 1997, 1996 and 1995, respectively. At June 30, 1997, the total allowance was $13.6 million, which amounted to.89% of total net loans and 130.5% of nonperforming loans. The allowance is established based upon the Bank's evaluation of the risks inherent in its loan portfolio, the general economy and a general trend within the savings industry to increase allowances for losses as a percentage of total gross loans. The Bank will continue to monitor and modify the level of its allowance for loan losses in order to maintain it at a level which management considers adequate to provide for potential loan losses. For the fiscal years ended June 30, 1997, 1996 and 1995, the Bank had charge-offs of $2.5 million, $1.3 million and $1.1 million, respectively, against this allowance.

     ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.


                                                                                Years Ended June 30,
                                                            -------------------------------------------------------------
                                                               1997         1996         1995         1994        1993
                                                            -----------  -----------  -----------  -----------  ---------
                                                                                   (In Thousands)

Net loans receivable......................................  $1,536,498   $1,374,955   $1,164,735   $1,062,533   $999,261
Average loans outstanding.................................   1,449,807    1,243,758    1,093,602    1,036,819    937,315

Allowance for loan losses balance at beginning of period..      13,130       11,833       11,238       10,999     10,258
Provision for loan losses.................................       2,491        1,502        1,098        1,728      1,797
Charge-offs:
  Real estate loans:......................................        (383)        (141)         (53)        (587)      (100)
  Consumer loans..........................................      (2,004)      (1,192)        (830)        (873)    (1,012)
  Commercial loans........................................        (150)          --         (188)        (160)       (12)
                                                            ----------   ----------   ----------   ----------   --------
    Total charge-offs.....................................      (2,537)      (1,333)      (1,071)      (1,620)    (1,124)
                                                            ----------   ----------   ----------   ----------   --------
Recoveries:
  Real estate loans.......................................          10          176           --           --         --
  Consumer loans..........................................         363          250          332           90         68
  Commercial loans........................................           1            2            1           41         --
                                                            ----------   ----------   ----------   ----------   --------
    Total recoveries......................................         374          428          333          131         68
Acquired through acquisition..............................         153          700          235           --         --
                                                            ----------   ----------   ----------   ----------   --------
    Allowance for loan losses balance at end of period....  $   13,611   $   13,130   $   11,833   $   11,238   $ 10,999
                                                            ==========   ==========   ==========   ==========   ========

Allowance for loan losses as a percentage
  of net loans receivable.................................         .89%         .95%        1.02%        1.06%      1.10%
Net loans charged-off as a percentage
  of average loans outstanding(1).........................         .17%         .11%         .10%         .16%      0.12%
Allowance for loan losses as a percentage
  of nonperforming loans..................................      130.50%      138.49%      113.52%       79.40%     64.18%
Allowance for loan losses as a percentage
  of nonperforming loans and REO..........................       90.87%       86.09%       72.51%       51.42%     35.21%

     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES. The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated.

                                                                       At June 30,
                            --------------------------------------------------------------------------------------------------
                                   1997                1996                1995                1994                1993
                            ------------------  ------------------  ------------------  ------------------  ------------------
                                       % of                % of                % of                % of                % of
                                       Total               Total               Total               Total               Total
                            Amount   Loans (1)  Amount   Loans (1)  Amount   Loans (1)  Amount   Loans (1)  Amount   Loans (1)
                            -------  ---------  -------  ---------  -------  ---------  -------  ---------  -------  ---------
                                                                  (Dollars in Thousands)
Balance at end of period
 applicable to:
  Real estate loans.......  $ 6,898      75.1%  $ 9,133      77.6%  $ 8,101      78.0%  $ 8,475      81.6%  $ 8,537      82.3%
  Consumer loans..........    4,499      19.5     3,009      17.7     2,773      17.2     2,350      16.5     2,249      16.0
  Commercial business
   loans..................    2,214       5.4       988       4.7       959       4.8       413       1.9       213       1.7
                            -------     -----   -------     -----   -------     -----   -------     -----   -------     -----

   Total allowance for
    loan losses...........  $13,611     100.0%  $13,130     100.0%  $11,833     100.0%  $11,238     100.0%  $10,999     100.0%
                            =======     =====   =======     =====   =======     =====   =======     =====   =======     =====

------------------------------------
(1) Represents percentage of loans in each category to total loans.

INVESTMENT ACTIVITIES

     The Bank's investment portfolio comprises mortgage-backed securities, investment securities, and cash and cash equivalents. In recent years, the Bank generally has increased both the percentage of its assets held in its investment securities portfolio, and the percentage of assets held in the mortgage-backed securities portfolio. This increase in investment securities and mortgage-backed securities resulted from the Bank leveraging its capital by borrowing funds and investing the proceeds in marketable securities in order to improve net interest income. Also, the Bank maintains a high percentage of its assets in marketable securities and cash equivalents to assist in asset/liability management.

     The majority of the Bank's mortgage-backed securities are issued or guaranteed by the United States Government or agencies thereof. At June 30, 1997, the carrying value of mortgage-backed securities totalled $291.6 million compared to $291.4 million at June 30, 1996. Of this $291.6 million, $241.3 million had adjustable-rates and $50.3 million had fixed-rates and $290.8 million were either issued by or collateralized by GNMA, FNMA or FHLMC.

     The carrying value of the Bank's investment securities totalled $122.1 million at June 30, 1997, compared to $106.0 million at June 30, 1996. The Bank's cash and cash equivalents, consisting of cash and due from banks, and interest-earning deposits with other financial institutions, totalled $71.5 million at June 30, 1997, compared to $44.3 million at June 30, 1996.

     The Bank is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short term securities and certain other investments. The Bank generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future, as well as management's projections as to the short-term demand for funds to be used in the Bank's loan origination and other activities.

     PURCHASES, SALES, AND REPAYMENTS OF INVESTMENT AND MORTGAGE-BACKED SECURITIES. Set forth below is information relating to the Bank's purchases, sales and repayments of investment and mortgage-backed securities for the periods indicated.

                                                                                Years Ended June 30,
                                                                           ----------------------------
                                                                             1997      1996      1995
                                                                           --------  --------  --------
                                                                                    (In Thousands)
Mortgage-backed securities balance at beginning of period (1).........     $291,446   $243,184   $199,365
Purchases.............................................................       10,892     59,453     51,579
Sales.................................................................      (14,554)        --         --
Securities acquired by business combination...........................       18,788      4,854         --
Increase (decrease) in market value of securities available for sale..       (1,532)      (519)     1,782
Principal payments and amortization of premiums and discounts.........      (13,443)   (15,526)    (9,542)
                                                                           --------   --------   --------
Mortgage-backed securities balance at end of period (1)...............     $291,597   $291,446   $243,184
                                                                           ========   ========   ========

Investment securities balance at beginning of period (2)..............     $106,047   $ 66,884   $ 33,180
Purchases.............................................................       19,100     40,120     44,143
Sales.................................................................           --         --     (1,164)
Securities acquired by business combination...........................        9,120      8,834         --
Increase in market value of securities available for sale.............          969        208        725
Maturities and amortization of premiums and discounts.................      (13,133)    (9,999)   (10,000)
                                                                           --------   --------   --------
Investment securities balance at end of period (2)....................     $122,103   $106,047   $ 66,884
                                                                           ========   ========   ========

_____________________________________
(1) Includes mortgage-backed securities available for sale and held to maturity.
(2) Includes investment securities available for sale and held to maturity.

     AMORTIZED COST AND MARKET VALUE OF INVESTMENT AND MORTGAGE-BACKED SECURITIES. The following table sets forth certain information regarding the amortized cost and market values of the Bank's investment securities portfolio, mortgage-backed securities portfolio and its available for sale portfolio at the dates indicated.

                                                                                        At June 30,
                                                               -------------------------------------------------------------
                                                                      1997                  1996                1995
                                                               -------------------  -------------------  -------------------
                                                               Amortized   Market   Amortized   Market   Amortized   Market
                                                                 Cost      Value      Cost      Value      Cost      Value
                                                               ---------  --------  ---------  --------  ---------  --------
                                                                                      (In Thousands)
Mortgage-backed securities held to maturity:
    Fixed-rate pass through certificates.....................   $ 10,853  $ 10,771   $ 11,063  $ 10,863   $ 26,900  $ 27,287
    Variable-rate pass through certificates..................     13,397    13,690      2,998     3,151      3,726     3,824
    Fixed-rate collateralized mortgage obligations ("CMOs")..      1,400     1,399        761       736      3,122     3,113
    Variable-rate CMOs.......................................     84,911    82,999     87,110    85,446    171,093   166,368
                                                                --------  --------   --------  --------   --------  --------
        Total mortgage-backed securities held to maturity....    110,561   108,859    101,932   100,196    204,841   200,592
                                                                --------  --------   --------  --------   --------  --------

Mortgage-backed securities available for sale:
    Fixed-rate pass through certificates.....................     36,782    37,896     51,328    52,655     35,980    37,758
    Variable-rate pass through certificates..................        770       784      1,041     1,047        585       585
    Fixed-rate collateralized mortgage obligations (CMOs)....         99       107      1,854     1,854         --        --
    Variable-rate CMOs.......................................    143,658   142,249    134,032   133,958         --        --
                                                                --------  --------   --------  --------   --------  --------
        Total mortgage-backed securities available for sale..    181,309   181,036    188,255   189,514     36,565    38,343
                                                                --------  --------   --------  --------   --------  --------
            Total mortgage-backed securities.................   $291,870  $289,895   $290,187  $289,710   $241,406  $238,935
                                                                ========  ========   ========  ========   ========  ========

Investment securities held to maturity:
  U.S. Government and agency.................................   $ 42,868  $ 43,334   $ 53,836  $ 54,260   $ 65,180  $ 67,085
  Corporate debt issues......................................        551       551        250       281        290       290
  Equity securities..........................................         --        --         --        --         --        --
                                                                --------  --------   --------  --------   --------  --------
    Total investment securities held to maturity.............   $ 43,419  $ 43,885   $ 54,086  $ 54,541   $ 65,470  $ 67,375
                                                                ========  ========   ========  ========   ========  ========

Investment securities available for sale:
  Equity securities..........................................   $  2,169  $  3,923   $  1,113  $  2,141   $    688  $  1,414
  U.S. Government and agency.................................     63,290    63,272     47,083    46,998         --        --
  Corporate debt issues......................................         --        --      1,401     1,400         --        --
  Municipal securities.......................................     11,322    11,489      1,430     1,422         --        --
                                                                --------  --------   --------  --------   --------  --------
    Total investment securities available for sale...........   $ 76,781  $ 78,684   $ 51,027  $ 51,961   $    688  $  1,414
                                                                ========  ========   ========  ========   ========  ========


     ISSUERS OF MORTGAGE-BACKED SECURITIES. The following table sets forth information regarding the issuers and the carrying value of the Bank's mortgage-backed securities held to maturity and mortgage-backed securities available for sale.

                                                       At June 30,
                                            -------------------------------
                                               1997        1996      1995
                                            -----------  --------  --------
                                                    (In Thousands)
Mortgage-backed securities:
  FNMA....................................     $140,775  $142,757  $110,718
  GNMA....................................       29,338    39,513    38,187
  Freddie Mac.............................      120,400   107,463    91,704
  Other (non-agency)......................        1,084     1,713     2,575
                                               --------  --------  --------
        Total mortgage-backed securities       $291,597  $291,446  $243,184
                                               ========  ========  ========

     INVESTMENT PORTFOLIO MATURITIES. The following table sets forth the scheduled maturities, carrying values, amortized cost, market values and weighted average yields for the Bank's investment securities and mortgage-backed securities portfolios at June 30, 1997. Adjustable-rate mortgage-backed securities are included in the period in which interest rates are next scheduled to adjust.

                                                                             At June 30, 1997
                                                       -------------------------------------------------------------------
                                                          One Year of Less      One to Five Years      Five to Ten Years
                                                       ---------------------  ---------------------  ---------------------
                                                                  Annualized             Annualized             Annualized
                                                                   Weighted               Weighted               Weighted
                                                       Amortized   Average    Amortized   Average    Amortized   Average
                                                         Cost       Yield       Cost       Yield       Cost       Yield
                                                       ---------  ----------  ---------  ----------  ---------  ----------
                                                                               (Dollars in Thousands)
Investment securities held to maturity:
  U.S. Government and agency obligations......         $ 12,057      6.73%    $30,811      6.99%     $    --        --%
  Other debt securities.......................              201      5.48         100      5.30           --        --
                                                       --------      ----     -------      ----      -------     -----
  Total investment securities held
        to maturity...........................           12,258      6.71      30,911      6.98           --        --
                                                       --------      ----     -------      ----      -------     -----

Investment securities available for sale:
  Equity securities...........................               --        --          --        --           --        --
  U.S. Government and agency obligations......            3,197      6.77      34,730      6.75           --        --
  Municipal securities........................               --        --       2,403      5.26        5,824      5.59
                                                       --------      ----     -------      ----      -------     -----
    Total investment securities available
        for sale..............................            3,197      6.77      37,133      6.65        5,824      5.59
                                                       --------      ----     -------      ----      -------     -----

Mortgage-backed securities held to maturity:
  Pass-through certificates...................           16,111      6.73          --        --        6,317      5.75
  CMOs........................................           84,988      6.44          --        --        1,323      5.91
                                                       --------      ----     -------      ----      -------     -----
      Total mortgage-backed securities held
         to maturity..........................          101,099      6.49          --        --        7,640      5.78
                                                       --------      ----     -------      ----      -------     -----

Mortgage-backed securities available
  for sale:
    Pass through certificates.................              977      7.19       2,200      5.79        7,734      7.83
    CMOs......................................          143,658      6.66          --        --           99     17.60
                                                       --------      ----     -------      ----      -------     -----
       Total mortgage-backed securities
         available for sale...................          144,635      6.66       2,200      5.79        7,833      7.95
                                                       --------      ----     -------      ----      -------     -----

Total investment securities and
  mortgage-backed securities..................         $261,189      6.60%    $70,244      6.77%     $21,297      6.53%
                                                       ========      ====     =======      ====      =======     =====
                                                                             At June 30, 1997
                                                       --------------------------------------------------------
                                                        More than Ten Years                Total
                                                       ---------------------  ---------------------------------
                                                                  Annualized                         Annualized
                                                                   Weighted                           Weighted
                                                       Amortized   Average    Amortized    Market     Average
                                                         Cost       Yield       Cost       Value       Yield
                                                       ---------  ----------  ---------  ----------  ----------
                                                                               (Dollars in Thousands)
Investment securities held to maturity:
  U.S. Government and agency obligations......         $    --        --%     $ 42,868   $ 43,334        6.92%
  Other debt securities.......................             250      9.00           551        551        7.04
                                                       -------      ----      --------   --------        ----
  Total investment securities held
        to maturity...........................             250      9.00%       43,419     43,885        6.92
                                                       -------      ----      --------   --------        ----
Investment securities available for sale:
  Equity securities...........................              --        --         2,169      3,923        1.80
  U.S. Government and agency obligations......          25,363      7.53        63,290     63,272        7.06
  Municipal securities........................           3,095      5.75        11,322     11,489        5.56
    Total investment securities available              -------      ----      --------   --------        ----
        for sale..............................          28,458      7.34        76,781     78,684        6.69
                                                       -------      ----      --------   --------        ----

Mortgage-backed securities held to maturity:
  Pass-through certificates...................           1,822      7.29        24,250     24,461        6.52
  CMOs........................................              --        --        86,311     84,398        6.44
                                                       -------      ----      --------   --------        ----
      Total mortgage-backed securities held
         to maturity..........................           1,822      7.29       110,561    108,859        6.46
                                                       -------      ----      --------   --------        ----

Mortgage-backed securities available
  for sale:
    Pass through certificates.................          26,641      7.94        37,552     38,680        7.77
    CMOs......................................              --        --       143,757    142,356        6.76
                                                       -------      ----      --------   --------        ----
       Total mortgage-backed securities
         available for sale...................          26,641      7.94       181,309    181,036        6.97
                                                       -------      ----      --------   --------        ----

Total investment securities and
  mortgage-backed securities..................         $57,171      7.63%     $412,070   $412,464        6.81%
                                                       =======      ====      ========   ========        ====

SOURCES OF FUNDS

     GENERAL. Deposits are the major source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization and prepayment of loans and mortgage-backed securities, the maturity of investment securities, operations and, if needed, borrowings from the FHLB. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes.

     DEPOSITS. Consumer and commercial deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including checking accounts, passbook savings accounts, money market deposit accounts, term certificate accounts and individual retirement accounts. While the Bank accepts deposits of $100,000 or more, it does not offer substantial premium rates for such deposits. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. The Bank regularly evaluates its internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity, and executes rate changes when deemed appropriate. The Bank does not obtain funds through brokers, nor does it solicit funds outside its market area.

     The following table sets forth the savings activities of the Bank for the periods indicated.

                                                   Years Ended June 30,
                                           -------------------------------------
                                              1997         1996         1995
                                           -----------  -----------  -----------
                                                      (In Thousands)

Balance at beginning of period...........  $1,450,047   $1,283,935   $1,235,401
Savings deposits.........................     993,411      660,132      699,527
Savings withdrawals......................    (913,573)    (648,646)    (702,141)
Net checking activity....................      23,671       14,616       12,986
Deposits acquired........................      34,594       95,994           --
                                           ----------   ----------   ----------
  Net increase before interest credited..     138,103      122,096       10,372
Interest credited........................      52,665       44,016       38,162
                                           ----------   ----------   ----------
    Net increase in deposits.............     190,768      166,112       48,534
                                           ----------   ----------   ----------
        Balance at end of period.........  $1,640,815   $1,450,047   $1,283,935
                                           ==========   ==========   ==========

     The following table sets forth the change in dollar amount of savings deposits in the various types of savings accounts/ offered by the Bank between the dates indicated.

                                                                      At June 30,
                            --------------------------------------------------------------------------------------------------------

                                           1997                              1996                               1995
                            ---------------------------------  ---------------------------------  ----------------------------------

                             Balance    Percent (1)  Rate (2)   Balance    Percent (1)  Rate (2)   Balance    Percent (1)   Rate (2)

                            ----------  -----------  --------  ----------  -----------  --------  ----------  -----------  ---------

                                                                      (Dollars in Thousands)

Savings accounts..........  $  299,365       18.24%     3.30%  $  296,099       20.42%     3.30%  $  287,783       22.41%    3.32%
Checking accounts.........     222,845       13.58      2.12      195,019       13.45      2.12      168,813       13.15     2.07
Money market accounts.....      83,609        5.10      3.37       82,552        5.69      3.37       74,704        5.82     3.26
Certificates of deposit:
  Maturing within 1 year..     607,421       37.02      5.61      512,392       35.34      5.36      385,340       30.01     5.50
  Maturing 1 to 3 years...     357,070       21.76      6.01      259,539       17.90      5.78      251,083       19.56     5.97
  Maturing more than
    3 years...............      70,505        4.30      6.03      104,446        7.20      6.44      116,212        9.05     6.43
                            ----------      ------      ----   ----------       -----      ----   ----------       -----     ----
    Total certificates....   1,034,996       63.08      5.78      876,377       60.44      5.61      752,635       58.62     5.80
                            ----------      ------      ----   ----------       -----      ----   ----------       -----     ----

Total deposits............  $1,640,815      100.00%     4.71%  $1,450,047       100.0%     4.21%  $1,283,935       100.0%    4.60%
                            ==========      ======      ====   ==========       =====      ====   ==========       =====     ====

-----------------------------------------------
(1)  Represents percentage of total deposits.
(2)  Represents weighted average nominal rate.

     TIME DEPOSIT RATES. The following table sets forth the time deposits in the Bank classified by rates as of the dates indicated:

                               At June 30,
                    -------------------------------------
                       1997         1996         1995
                    ----------   ----------  ------------
       Rate                   (In Thousands)
------------------

2.00 - 2.99%......   $       37  $     36       $     --
3.00 - 3.99%......        1,234     7,812          3,667
4.00 - 4.99%......       63,668   138,758        112,150
5.00 - 5.99%......      576,850   409,023        258,592
6.00 - 6.99%......      329,083   242,428        267,233
7.00 - 7.99%......       55,170    69,629         92,046
8.00% or greater..        8,954     8,691         18,947
                     ----------  --------       --------
                     $1,034,996  $876,377       $752,635
                     ==========  ========       ========

     TIME DEPOSIT MATURITIES. The following table sets forth the amount and maturities of time deposits at June 30, 1996.

                                       Amount Due
                    ---------------------------------------------------
                    Less Than    1-2       2-3     After 3
                    One Year    Years     Years     Years      Total
                    ---------  --------  --------  --------  ----------
       Rate                          (In Thousands)
------------------
2.00 - 2.99%......  $     --   $     37  $    --   $    --   $       37
3.00 - 3.99%......       459        165      133       477        1,234
4.00 - 4.99%......    58,239      5,296       31       102       63,668
5.00 - 5.99%......   356,311    163,128   25,123    32,288      576,850
6.00 - 6.99%......   177,793     91,975   32,837    26,478      329,083
7.00 - 7.99%......    11,205      1,202   32,602    10,161       55,170
8.00% or greater..     3,414      2,314    2,227       999        8,954
                    --------   --------  -------   -------   ----------
                    $607,421   $264,117  $92,953   $70,505   $1,034,996
                    ========   ========  =======   =======   ==========

     LARGE CERTIFICATES OF DEPOSIT MATURITIES. The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity at June 30, 1997.

                             Certificates
Maturity Period               of Deposit
--------------------------- --------------
                            (In Thousands)
Three months or less.......      $ 18,119
Three through six months...        18,120
Six through twelve months..        27,749
Over twelve months.........        47,374
                                 --------
 Total.....................      $111,362
                                 ========


BORROWINGS

     Savings deposits are the primary source of funds for the Bank's lending and investment activities and for its general business purposes. The Bank also relies upon borrowings from the FHLB to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Borrowings from the FHLB typically are collateralized by the Bank's stock in the FHLB and a portion of the Bank's first mortgage loans. At June 30, 1997, the Bank had $164.2 million of borrowings from the FHLB outstanding.

     The FHLB functions as a central reserve bank providing credit for the Bank and other member savings institutions and financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for borrowings on the security of such stock and certain of its first mortgage loans and other assets (principally, securities that are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Borrowings are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of borrowings are based either on a fixed percentage of a member institution's net worth or on the FHLB's assessment of the institution's creditworthiness. All FHLB borrowings have fixed interest rates and original maturities of between one day and twenty years.


                                                            During the Year Ended June 30,
                                                           ---------------------------------
                                                              1997        1996       1995
                                                           ----------  ----------  ---------
                                                                (Dollars in Thousands)

FHLB Pittsburgh borrowings:
  Average balance outstanding (1)........................   $141,108    $117,919   $ 78,585
  Maximum outstanding at end of any month during period..   $164,212    $200,603   $ 87,592
  Balance outstanding at end of period...................   $164,212    $200,603   $ 86,163
  Weighted average interest rate during period...........       5.73%       5.30%      5.85%
  Weighted average interest rate at end of period........       6.12%       5.67%      5.81%

Reverse repurchase agreements:
  Average balance outstanding (1)........................   $ 16,578    $    267   $  2,388
  Maximum outstanding at end of any month during period..   $ 50,116    $    800   $  7,738
  Balance outstanding at end of period...................   $ 50,116    $     --   $    800
  Weighted average interest rate during period...........       5.86%       3.40%      4.18%
  Weighted average interest rate at end of period........       5.60%         --%      6.10%

Other borrowings:
  Average balance outstanding (1)........................   $ 10,075    $ 12,151   $  7,895
  Maximum outstanding at end of any month during period..   $ 11,462    $ 13,368   $ 16,476
  Balance outstanding at end of period...................   $  9,130    $ 11,158   $ 16,476
  Weighted average interest rate during period...........       6.95%       7.59%      8.70%
  Weighted average interest rate at end of period........       6.96%       7.52%      8.83%

Total borrowings:
  Average balance outstanding (1)........................   $167,761    $130,337   $ 88,868
  Maximum outstanding at end of any month during period..   $223,458    $211,761   $104,181
  Balance outstanding at end of period...................   $223,458    $211,761   $103,439
  Weighted average interest rate during period...........       5.24%       5.35%      5.45%
  Weighted average interest rate at end of period........       6.04%       5.77%      6.29%

------------------------------
(1) Computed on the basis of month-end balances.

COMPETITION

     The Bank's market area in Pennsylvania has a large concentration of financial institutions, some of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. As a result, the Bank encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has come historically from commercial banks, brokerage houses, other savings associations, and credit unions in its market area, and the Bank expects continued strong competition from such financial institutions in the foreseeable future. The Bank's market area includes offices of several commercial banks that are substantially larger than the Bank in terms of state-wide deposits.

The Bank competes for savings by offering depositors a high level of personal service and expertise together with a wide range of financial services.

     The competition for real estate and other loans comes principally from commercial banks, mortgage banking companies, and other savings institutions. This competition for loans has increased substantially in recent years as a result of the large number of institutions competing in the Bank's market area as well as the increased efforts by commercial banks to expand mortgage loan originations.

     The Bank competes for loans primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers, and builders. Factors that affect competition include general and local economic conditions, current interest rate levels, and volatility of the mortgage markets.

SUBSIDIARY ACTIVITIES

     The Bank has six wholly owned subsidiaries, Great Northwest Corporation, Northwest Financial Services, Inc., Northwest Consumer Discount Company, Northwest Mortgage Corporation, Northwest Capital Group, Inc. and Power Funding
Group, Inc.   Great Northwest's sole activity is holding equity investments in government-assisted low-income housing projects in various locations in the Bank's market area. At June 30, 1997, the Bank had an equity investment in Great Northwest of $1.7 million. For the fiscal year ended June 30, 1997, Great Northwest had an operating profit of $558,000.

     Northwest Financial Services' principal activity is the operation of several of the Bank's REO properties and the ownership of the common stock of several financial institutions. In addition, Northwest Financial Services also holds an equity investment in one government assisted low-income housing project and owns 100% of the stock in Rid-Fed, Inc. At June 30, 1997, the Bank had an equity investment in Northwest Financial Services of $4.9 million, and for the fiscal year ended June 30, 1997, Northwest Financial Services had income of $1.5 million, which included equity income from Rid-Fed, Inc. of $435,000.

     Northwest Consumer Discount Company operates 29 consumer finance offices throughout Pennsylvania and operates one consumer finance office in New York State as a separate subsidiary doing business therein as Northwest Finance Company. At June 30, 1997, the Bank had an equity investment in Northwest Consumer Discount Company of $7.8 million and the income of Northwest Consumer Discount Company for the fiscal year ended June 30, 1997 was $1.1 million. Consumer loans entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, and recreation vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the lack of demand for used automobiles. The Bank adds a general provision on a regular basis to its consumer loan loss allowance, based on general economic conditions and prior loss experience.

     Northwest Mortgage Corporation operates two mortgage loan production offices in South Carolina and one in Pennsylvania. At June 30, 1997, the Bank had an equity investment of $678,000 in Northwest Mortgage Corporation and for the fiscal year ended June 30, 1997 Northwest Mortgage Corporation had net income of $498,000.

     Northwest Capital Group's principal activity is the development and sale of a timeshare project in Honolulu, Hawaii which was acquired by deed in lieu of foreclosure in 1997. At June 30, 1997 the Bank had an equity investment of $26,000 in Northwest Capital Group and for the fiscal year ended June 30, 1997 Northwest Capital Group reported no income.

     Rid-Fed, Inc., a wholly owned subsidiary of Northwest Financial Services, has as its sole activity a commercial real estate loan to Northwest Capital Group which was made to finance the sale of real estate from Rid-Fed to

Northwest Capital. At June 30, 1997 Northwest Financial Services had an equity investment of $982,000 in Rid-Fed, Inc. and for the fiscal year ended June 30, 1997 Rid-Fed, Inc. had net income of $435,000.

     Power Funding Group, Inc. is a mortgage banking company, headquartered in Buffalo, New York, with loan production offices in Buffalo and Binghamton.
Power Funding Group, Inc. was purchased by the Bank on April 1, 1995. As of June 30, 1997, the Bank had an equity investment in Power Funding Group, Inc. of $289,000. For the fiscal year ended June 30, 1997, Power Funding Group, Inc. had a net operating loss of $394,000.

     Northwest Finance Company, Inc. is a wholly owned subsidiary of Northwest Consumer Discount Company. Northwest Finance Company operates a consumer finance office in Jamestown, New York. As of June 30, 1997, Northwest Consumer Discount Company's equity investment in Northwest Finance Company was a negative $89,000. For the year ended June 30, 1997, Northwest Finance Company had a net operating loss of $56,000.

     Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), SAIF-insured institutions are required to provide 30 days advance notice to the FDIC before establishing or acquiring a subsidiary or conducting a new activity in a subsidiary. The insured institution must also provide the FDIC such information as may be required by applicable regulations and must conduct the activity in accordance with the rules and orders of the FDIC. In addition to other enforcement and supervision powers, the FDIC may determine after notice and opportunity for a hearing that the continuation of a savings association's ownership of or relation to a subsidiary (i) constitutes a serious risk to the safety, soundness or stability of the savings association, or (ii) is inconsistent with the purposes of FIRREA. Upon the making of such a determination, the FDIC may order the savings association to divest the subsidiary or take other actions.

PERSONNEL

     As of June 30, 1997, the Bank had 716 full-time and 141 part-time employees. None of the Bank's employees is represented by a collective bargaining group. The Bank believes its relationship with its employees to be good.

                                   REGULATION

GENERAL

     The Bank is a Pennsylvania-chartered savings bank and its deposit accounts are insured up to applicable limits by the FDIC under the SAIF. The Bank is subject to extensive regulation by the Department of Banking of the Commonwealth of Pennsylvania (the "Department"), as its chartering agency, and by the FDIC, as the deposit insurer. The Bank must file reports with the Department and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions including, but not limited to, mergers with or acquisitions of other savings institutions. There are periodic examinations by the Department and the FDIC to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the FDIC insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and with their examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Department or the FDIC could have a material adverse impact on the Holding Company, the Bank and their operations. The Holding Company, as a mutual savings bank holding company, is required to file certain reports with, and otherwise comply with the rules and regulations of the FRB. Certain of the regulatory requirements applicable to the Bank and to the Holding Company are referred to below or elsewhere herein.

PENNSYLVANIA SAVINGS BANK LAW

     The Pennsylvania Banking Code of 1965, as amended (the "Banking Code") contains detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, employees, and depositors, as well as corporate powers, savings and investment operations and other aspects of the Bank and its affairs. The Banking Code delegates extensive rulemaking power and administrative discretion to the Department so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

     One of the purposes of the Banking Code is to provide savings banks with the opportunity to be competitive with each other and with other financial institutions existing under other Pennsylvania laws as well as other state, federal and foreign laws. A Pennsylvania savings bank may locate or change the location of its principal place of business and establish an office anywhere in Pennsylvania, with the prior approval of the Department.

     The Department generally examines each savings bank not less frequently than once every two years. Although the Department may accept the examinations and reports of the FDIC in lieu of the Department's examination, the current practice is for the Department to conduct individual examinations. The Department may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any trustee, officer, attorney, or employee of a savings bank engaged in an objectionable activity, after the Department has ordered the activity to be terminated, to show cause at a hearing before the Department why such person should not be removed.

INTERSTATE ACQUISITIONS

     The Commonwealth of Pennsylvania has enacted legislation regarding the acquisition of commercial banks, bank holding companies, savings banks, and savings and loan associations located in Pennsylvania by institutions located outside of Pennsylvania. The statute dealing with savings institutions authorizes (i) a savings bank, savings and loan association, or holding company thereof located in Delaware, the District of Columbia, Indiana, Kentucky, Maryland, New Jersey, Ohio, Virginia and West Virginia (collectively, "regional institutions") to acquire the voting stock of, merge or consolidate with, or purchase assets and assume liabilities of, a Pennsylvania-chartered savings bank, (collectively, "Pennsylvania institutions") and (ii) the establishment of branches in Pennsylvania by regional institutions, in each case subject to certain conditions including reciprocal legislation in the state in which the regional institution seeking entry into Pennsylvania is located permitting comparable entry by Pennsylvania institutions and approval by the Department. The statute also provides for nationwide branching by Pennsylvania chartered savings banks and savings and loan associations, subject to Department approval and certain other conditions. Of the stateswithin the region, Delaware, Maryland, New Jersey, Ohio, and West Virginia currently have laws that permit Pennsylvania institutions to branch into such states and/or acquire savings institutions located in such states.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

     The Bank is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the U.S. Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings banks, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, ranging from 0% to .27% of deposits, based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of core capital to risk-weighted assets of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy would pay the lowest premium while institutions that are less than adequately capitalized (i.e., a core capital or core capital to risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern would pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

     The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     In September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The assessment was 65.7 basis points per $100 in deposits, payable on November 27, 1996 and amounted to $8.6 million for the Bank. In addition, beginning January 1, 1997, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation will be paid jointly by Bank Insurance Fund ("BIF") insured institutions and SAIF-insured institutions. The FICO assessment is 1.29 basis points per $100 for BIF deposits and 6.44 basis points per $100 for SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 in deposits).

     As a result of the enactment of the Small Business Job Protection Act of 1996, all savings banks and savings associations are able to convert to a commercial bank charter, diversify their lending, or merge into a commercial bank without having to recapture any of their pre-1988 tax bad debt reserve accumulations. Any post-1987 reserves are subject to recapture, regardless of whether or not a particular thrift intends to convert its charter, be acquired, or diversify its activities. The recapture tax on post-1987 reserves is assessed in equal installments over the six year period beginning in fiscal 1997. However, because the Bank met the minimum level of mortgage lending test (i.e., the Bank's level of mortgage lending activity (re-financings and home equity loans do not count) exceeded its average mortgage lending activity for the six years preceding fiscal 1997, adjusted for inflation), the Bank was able to suspend its tax bad debt recapture for the 1997 tax year. At June 30, 1997, the Bank had a balance of approximately $7.9 million of bad debt reserves in retained income that is subject to recapture under this legislation.

CAPITAL REQUIREMENTS

     Any savings association that fails any of the capital requirements is subject to possible enforcement actions by the FDIC. Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on an association's operations, termination of federal deposit insurance, and the appointment of a conservator or receiver. Certain actions are required by law. The FDIC's capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

LOANS-TO-ONE BORROWER LIMITATION

     Under federal regulations, with certain limited exceptions, a Pennsylvania chartered savings bank may lend to a single or related group of borrowers on an "unsecured" basis an amount equal to 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. Under the provisions of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), loans which exceeded the permitted limit on the effective date of the new rules were deemed not to be in violation of the new rules, but the aggregate principal balance of such loans cannot be increased beyond the amount legally committed to prior to FIRREA.

PROMPT CORRECTIVE ACTION

     Under Section 38 of the FDIA, as added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA, which were effective as of December 19, 1992. Under the regulations, a bank shall be deemed to be (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Section 38 of the FDIA and the regulations also specify circumstances under which a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized). As of June 30, 1997, the Bank was a "well-capitalized institution" for this purpose.

ACTIVITIES AND INVESTMENTS OF INSURED STATE-CHARTERED BANKS

     Section 24 of the FDIA, as amended by the FDICIA, generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not, directly or indirectly, acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary; (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation, or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets; (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees', and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions; and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

MISCELLANEOUS

     In addition to requiring a new system of risk-based insurance assessments and a system of prompt corrective action with respect to undercapitalized banks, as discussed above, the FDIC requires federal banking regulators to adopt regulations in a number of areas to ensure bank safety and soundness, including internal controls, credit underwriting, asset growth, management compensation, ratios of classified assets to capital, and earnings. The FDICIA also contains provisions which are intended to enhance independent auditing requirements, restrict the activities of state-chartered insured banks, amend various consumer banking laws, limit the ability of "undercapitalized banks" to borrow from the Federal Reserve Board's discount window, require regulators to perform annual on-site bank examinations, and set standards for real estate lending.

FEDERAL SECURITIES LAWS

     Shares of the Bank's common stock are registered with the FDIC under
Section 12(g) of the Exchange Act. The proxy rules, tender offer rules, insider trading restrictions, annual and periodic reporting, and other requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") apply to the Bank but under the jurisdiction of the FDIC. Such reports are available from the FDIC's Registration and Disclosure Section, 1776 F Street, N.W., Room F-643, Washington, D.C. 20429. The telephone number is (202) 898-8920.

REGULATORY ENFORCEMENT AUTHORITY

     FIRREA included substantial enhancement to the enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders, and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. FIRREA significantly increased the amount of, and grounds for, civil money penalties and requires, except under certain circumstances, public disclosure of final enforcement action by the federal banking agencies.

DIVIDENDS

     The Banking Code of the Commonwealth of Pennsylvania states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus (retained earnings) is at least equal to capital. The Bank has not declared or paid any dividends which caused the Bank's retained earnings to be reduced below the amount required. Finally, dividends may not be declared or paid if the Bank is in default in payment of any assessment due to the FDIC. At June 30, 1997, the Bank's retained earnings exceeded capital by $65.4 million and the Bank was not in default of any assessment due the FDIC.

     The foregoing references to laws and regulations are brief summaries thereof which do not purport to be complete and which are qualified in their entirety by reference to such laws and regulations.

                           FEDERAL AND STATE TAXATION

     FEDERAL TAXATION. For federal income tax purposes, the Bank files a federal income tax return on a fiscal year basis. The Holding Company is not permitted to file a consolidated federal income tax return with the Bank, and must pay Federal income tax on 20% of the dividends received from the Bank. Because the Holding Company has nominal assets other than the stock of the Bank, it does not have material federal income tax liability other than the tax due on the dividends received from the Bank.

     The Federal tax bad debt reserve method available to thrift institutions was repealed in 1996 for tax years beginning after 1995. As a result, the Bank must change from the reserve method to the specific charge-off method to compute its bad debt deduction. In addition, the Bank is required generally to recapture into income the portion of its bad debt reserve (other than the supplemental reserve) that exceeds its base year reserves, approximately $7.9 million.

     The recapture amount resulting from the change in a thrift's method of accounting for its bad debt reserves generally will be taken into taxable income ratably (on a straight-line basis) over a six-year period. If the Bank meets a "residential loan requirement" for a tax year beginning in 1996 or 1997, the recapture of the reserves will be suspended for such tax year. Thus, recapture can potentially be deferred for up to two years. The residential loan requirement is met if the principal amount of housing loans made by the Bank during the year at issue (1996 and 1997) is at least as much as the average of the principal amount of loans made during the six most recent tax years prior to 1996. Refinancings and home equity loans are excluded.

     In April 1992, the FASB issued SFAS 109. The Bank currently is accounting for income taxes in accordance with SFAS 109. The liability method accounts for deferred income taxes by applying the enacted statutory rates in effect at the balance sheet date to differences between the book cost and the tax cost of assets and liabilities. The resulting deferred tax liabilities and assets are adjusted to reflect changes in tax laws. SFAS 109 was implemented by the Bank effective July 1, 1993.

     The Bank is subject to the corporate alternative minimum tax which is imposed to the extent it exceeds the Bank's regular income tax for the year. The alternative minimum tax will be imposed at the rate of 20% of a specially computed tax base. Included in this base will be a number of preference items, including the following: (i) 100% of the excess of a thrift institution's bad debt deduction over the amount that would have been allowable on the basis of actual experience; and (ii) interest on certain tax-exempt bonds issued after August 7, 1986. In addition, for purposes of the new alternative minimum tax, the amount of alternative minimum taxable income that may be offset by net operating losses is limited to 90% of alternative minimum taxable income.

     The Bank was audited by the Internal Revenue Service for the tax periods ended June 30, 1989, 1990, 1991 and 1992, and the IRS recently completed its routine audit for the tax periods ended June 30, 1993, 1994 and November 4, 1994. See Notes 1 and 12 to the Consolidated Financial Statements which are part of the Annual Report to Stockholders.

     STATE TAXATION. The Bank has been subject to the Mutual Thrift Institutions Tax of the Commonwealth of Pennsylvania based on the Bank's financial net income determined in accordance with generally accepted accounting principles with certain adjustments. The tax rate under the Mutual Thrift Institutions Tax is 11.5%. Interest on state and federal obligations is excluded from net income. An allocable portion of interest expense incurred to carry the obligations is disallowed as a deduction. Three year carryforwards of losses are allowed.

     The subsidiaries of the Bank are subject to the Corporate Net Income Tax and the Capital Stock Tax of the Commonwealth of Pennsylvania and other applicable taxes in the states where they conduct business.

ITEM 2.  PROPERTIES
-------------------

     The Bank conducts its business through its main office located in Warren, Pennsylvania and 56 other full-service offices throughout its market area in northwest, southwest and central Pennsylvania. The Bank and its wholly owned subsidiaries also operate one mortgage lending office in Pennsylvania, four in New York, and two in South Carolina, as well as 29 consumer finance offices located throughout Pennsylvania and one consumer lending office in New York. At June 30, 1997, the Bank's premises and equipment had an aggregate net book value of approximately $21.5 million. The Bank believes that its current facilities are adequate to meet the present and immediately foreseeable needs of the Bank and Holding Company.

     Listed below is the location of each of the Bank's community banking offices.

Bradford (3), McKean Co.
   --     Bradford Mall
   --     33 Main Street
   --     85 West Washington Street

Bellefonte, Centre Co.
   --     117 North Allegheny

Bridgeville, Allegheny Co.
   --     431 Washington Avenue

Centre Hall, Centre Co.
   --     219 North Pennsylvania Avenue

Clarion (2), Clarion Co.
   --     601 Main Street
   --     97 West Main Street

Columbia, Lancaster Co.
   --     350 Locust Street

Cranberry Twp, Venango Co.
   --     Cranberry Mall

Erie (9), Erie Co.
   --     2256 West 8th Street
   --     K-Mart Plaza West
           2863 West 26th Street
   --     K-Mart Plaza East
           4423 Buffalo Street
   --     Millcreek Mall
           3805 Peach Street
   --     3805 Peach Street
   --     5624 Peach Street
   --     401 State Street
   --     121 West 26th Street
   --     1328 East Grandview Blvd.

Franklin, Venango Co.
   --     1301 Liberty StreetGibsonia, Allegheny Co.
   --     Village of St. Barnabas
           5850 Meridian

Hanover, York Co.
   --     1 Center Square

Harborcreek, Erie Co.
   --     4452 East Lake Road

Hershey, Dauphin Co.
   --     10 West Chocolate Avenue

Johnsonburg, Elk Co.
   --     553 Market Street

Kane, McKean Co.
   --     56 Fraley Street

Lake City, Erie Co.
   --     2102 Rice Avenue

Lancaster, Lancaster County
   --     24 West Orange Street

Lebanon (2), Lebanon Co.
   --     770 Cumberland Street
   --     547 South 10th Street

Lewistown, Mifflin County
   --     51 West Market Street

Meadville (3), Crawford Co.
   --     932 Diamond Park
   --     1073 Park Avenue
   --     880 Park Avenue

Mount Joy, Lancaster Co.
   --     24 East Main Street

Myerstown, Lebanon Co.
   --     1 West Main Avenue

North East, Erie Co.
   --     35 East Main Street

Oil City (3), Venango Co.
   --     One East First Street
   --     301 Seneca Street
   --     259 Seneca Street

Palmyra, Lebanon Co.
   --     1048 East Main Street

Pottsville, Schuylkill Co.
   --     104 North Centre Street

Ridgway, Elk Co.
   --     Main & Mill Streets

Sarver, Butler Co.
   --     735 South Pike Road

Springboro, Crawford Co.
   --     105 South Main Street

St. Marys (2), Elk Co.
   --     201 Brusselles Street
   --     St. Mary's Plaza

State College (3), Centre Co.
   --     201 West Beaver Avenue
   --     611 University Drive
   --     1524 West College Avenue

Titusville, Crawford Co.
   --     Spring & Franklin Street

Valencia, Butler Co.
   --     1421 Pittsburgh Road

Warren (3), Warren Co.
   --     Warren Mall
           1680 Market Street Ext.
   --     125 Ludlow Street
   --     Liberty at Second

Wrightsville, York Co.
   --     120 North 4th Street

York, York Co.
   --     Queensgate Shopping Center

ITEM 3.   LEGAL PROCEEDINGS
          -----------------

     The Bank is involved in the following proceedings, and in various legal actions arising in the normal course of its business. In the opinion of management, the resolution of these legal actions is not expected to have a material adverse effect on the Bank's results of operations.

     On December 13, 1994, a complaint was filed in United States District Court, Western District of Pennsylvania, by an individual who purports to have subscribed for stock in the Bank's mutual holding company reorganization and stock offering (the "Offering") that was completed in November 1994. The named defendants in the complaint are Northwest Savings Bank, Northwest Bancorp, M.H.C., Ryan, Beck & Co., Inc., RP Financial, Inc., and the Bank's Board of Directors. The plaintiff sought to represent persons who subscribed for and purchased stock in the Offering. The complaint alleged that the appraisal used in the Bank's Offering was inappropriately increased at the completion of the Offering, and that, among other things, the Bank violated the federal securities laws (including section 10 of the Securities Exchange Act of 1934 and sections 12(2) and 15 of the Securities Act of 1933) and regulations thereunder, violated Pennsylvania securities law, breached a fiduciary duty owed to plaintiff, and breached a contract with plaintiff. Money damages and other relief was sought. On November 17, 1995, the District Court dismissed all Federal claims against the defendants with prejudice, and dismissed the remaining claims without prejudice. On February 13, 1997, the United States Court of Appeals for the Third Circuit denied the plaintiff's appeal of the District Courts dismissal, and on April 7, 1997 it denied the plaintiff's petition for a rehearing. As of June 30, 1997 the plaintiff has not sought further review or initiated additional proceedings. Management intends to continue to vigorously defend against this action.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS
          -----------------------------------------------------

     During the fourth quarter of the fiscal year covered by this report, the Bank did not submit any matters to the vote of security holders.

                                    PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
          -------------------------------------------------------------
          MATTERS
          -------

     The "Market for Common Stock and Related Matters" and "Stockholder Information" sections of the Bank's annual report to stockholders for the fiscal year ended June 30, 1997 (the "1997 Annual Report to Stockholders") are incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by reference.

ITEM 6.   SELECTED FINANCIAL DATA
          -----------------------

     The Selected Financial Data section of the 1997 Annual Report to Stockholders is incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by reference.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          ----------------------------------------------------------------
          RESULTS OF OPERATIONS
          ---------------------

     The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section contained in the 1997 Annual Report to Stockholders is incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by reference.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
          ---------------------------------------------------------

     The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section contained in the 1997 Annual Report to Stockholders is incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by reference.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
          -------------------------------------------

     The material identified in Item 11(a)(1) hereof is incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
          ---------------------------------------------------------------
          FINANCIAL DISCLOSURE
          --------------------

     Not Applicable

                                    PART III
                                    --------

ITEM 10.    DIRECTORS AND EXECUTIVE OFFICERS
            --------------------------------

     The "Proposal I--Election of Directors" section of the Bank's definitive proxy statement for the Bank's 1997 Annual Meeting of Stockholders (the "1997 Proxy Statement") is incorporated herein by reference.

ITEM 11.  EXECUTIVE COMPENSATION
          ----------------------

     The "Proposal I--Election of Directors" section of the Bank's 1997 Proxy Statement is incorporated herein by reference.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          --------------------------------------------------------------

     The "Proposal I--Election of Directors" section of the Bank's 1997 Proxy Statement is incorporated herein by reference.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          ----------------------------------------------

     The "Transactions with Certain Related Persons" section of the Bank's 1997 Proxy Statement is incorporated herein by reference.

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K
          ----------------------------------------------------------------

     (a)(1)  Financial Statements
             --------------------

               The following documents appear in sections of the 1997 Annual Report to Stockholders under the same captions, and are incorporated herein by reference. No other sections of the 1997 Annual Report to Stockholders are incorporated herein by reference.

          (A) Independent Auditors' Report

          (B) Consolidated Statements of Condition - at June 30, 1997 and 1996

          (C) Consolidated Statements of Income - Years ended June 30, 1997, 1996 and 1995

          (D) Consolidated Statements of Changes in Shareholders' Equity - Years ended June 30, 1997, 1996 and 1995

          (E) Consolidated Statements of Cash Flows - Years ended June 30, 1997, 1996 and 1995

          (F) Notes to Consolidated Financial Statements.

     (a)(2)  Financial Statement Schedules
             -----------------------------

     (b)     Reports on Form 8-K
             -------------------

     The Bank has not filed a Current Report on Form F-3 or 8-K during the year ended June 30, 1997.

     (c)    Exhibits
            --------

     (a) (3)  Exhibits:
     -----------------

                                                            Reference to
Regulation                                                 Prior Filing or
S-K Exhibit                                                Exhibit Number
Number                          Document                   Attached Hereto
-------------  ------------------------------------------  ---------------
2              Plan of acquisition, reorganization,        None
               arrangement, liquidation or succession

3              Articles of Incorporation and Bylaws        *

4              Instruments defining the rights of          *
               security holders, including indentures

9              Voting trust agreement                      None

10.1           Restated Deferred Compensation Plan for     **
               Directors

10.2           Retirement Plan for Outside Directors       **

10.3           Northwest Savings Bank Pension Plan         **

10.4           Northwest Savings Bank Nonqualified         **
               Supplemental Retirement Plan

10.5           Defined Contribution 401(k) Profit          **
               Sharing
               Plan (and adoption agreement)

10.6           Employee Stock Ownership Plan               *
10.7           Employment Agreement between the Bank       **
               and John O. Hanna, President and Chief
               Executive Officer

10.8           Employee Severance Compensation Plan        *
11             Statement re: computation of per share      None
               earnings
12             Statement re: computation or ratios         Not required


                                                            Reference to
Regulation                                                 Prior Filing or
S-K Exhibit                                                Exhibit Number
Number                          Document                   Attached Hereto
-------------  ------------------------------------------  ---------------
13             Annual Report to Security Holders           13

16             Letter re: change in certifying             None
               accountant

18             Letter re: change in accounting             None
               principles

21             Subsidiaries of Registrant                  21

22             Published report regarding matters          None
               submitted to vote of security holders

23             Consent of experts and counsel              Not Required

24             Power of Attorney                           Not Required

28             Information from reports furnished to       None
               State insurance regulatory authorities

99             Additional exhibits                         None



____________
* Incorporated by reference to the Bank's Notice to Effect a Mutual Holding Company Reorganization, filed with the FDIC pursuant to 12 C.F.R.
     (S)303.15, on March 22, 1994, as amended on May 9, July 8, and July 19, 1994 (the "Notice").

** Incorporated by reference to the Bank's Form F-2 for the fiscal year ended June 30, 1994, filed with the FDIC on October 17, 1994.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              NORTHWEST SAVINGS BANK


Date:  September 26, 1997                By:  /s/ John O. Hanna
                                              -----------------
                                              John O. Hanna, President and
                                               Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


By:  /s/ John O. Hanna                      By:  /s/ William J. Wagner
     -----------------                           ---------------------
     John O. Hanna, President                    William J. Wagner, Executive
     Chief Executive Officer and Director        Vice President and Director
     (Principal Executive Officer)               (Principal Financial/
                                                 Accounting Officer)

Date:  September 26, 1997                        Date:  September 26, 1997


By:  /s/ Richard L. Carr                    By:  /s/ Richard E. McDowell
     -------------------                         -----------------------
     Richard L. Carr, Director                   Richard E. McDowell, Director

Date:  September 26, 1997                        Date:  September 26, 1997


By:  /s/ Thomas K. Creal, III               By:  /s/ Joseph T. Stadler
     ------------------------                    ---------------------
     Thomas K. Creal, III, Director              Joseph T. Stadler, Director

Date:  September 26, 1997                        Date:  September 26, 1997


By:  /s/ John J. Doyle                      By:  /s/ Walter J. Yahn
     -----------------                           ------------------
     John J. Doyle, Director                     Walter J. Yahn, Director

Date:  September 26, 1997                        Date:  September 26, 1997


By:  /s/ Robert G. Ferrier                  By:  /s/ John S. Young
     ---------------------                       -----------------
     Robert G. Ferrier, Director                 John S. Young, Director

Date:  September 26, 1997                        Date:  September 26, 1997

                                  EXHIBIT 13

                         ANNUAL REPORT TO STOCKHOLDERS

TABLE OF CONTENTS

Message of President and Chief Executive Officer ..........................    i
Financial Highlights ......................................................    1
Shareholder Highlights ....................................................    4
Year in Review ............................................................    5
Corporate Profile .........................................................    6
Selected Financial and Other Data .........................................   12
Management's Discussion and Analysis of
Financial Condition and Results of Operations .............................   14
Market for Common Stock and Related Matters ...............................   31
Independent Auditor's Report ..............................................   36
Consolidated Statements of Financial Condition ............................   37
Consolidated Statements of Income .........................................   38
Consolidated Statements of Changes in Shareholders' Equity ................   39
Consolidated Statements of Cash Flow ......................................   40
Notes to Consolidated Financial Statements ................................   42


Dear Shareholder:

It is my pleasure to report that Northwest Savings Bank had an exciting and productive fiscal 1997. During the year we celebrated our 100th anniversary with a centennial theme and several special promotions along with Bank sponsored community events featuring the centennial throughout our entire market area. The past twelve months marked record earnings and continued growth for the Bank. Assets increased $213.4 million (11.4%), loans receivable increased $161.5 million (11.7%), and deposits increased $190.8 million (13.2%). Although the Bank's net interest margin narrowed from 4.15% to 3.87%, net interest income increased $5.6 million (8.4%) to $72.1 million. After tax earnings before consideration of the one time SAIF assessment were $18.8 million, an increase of $1.3 million (7.4%) over 1996. The special FDIC assessment resulted in an $8.6 million charge to the Bank on September 30, 1996 and resulted in a decrease in after tax income of approximately $5.1 million. Although this had a significant impact on the current year's operations, going forward, the Bank will realize a substantial benefit from the reduction in the annual deposit insurance premium.

We were pleased with the growth in both loans receivable and deposits recorded by the Bank's network of banking offices. This is a noteworthy accomplishment when consideration is given to the high level of competition being encountered for those services from other financial institutions, as well as the products being offered by non-banks in our market areas. Asset quality remains one of the Bank's strong points and is also a noteworthy topic. Nonperforming assets, as of June 30, were only .72% of total assets and loans ninety days or more past due were only .68% of net loans receivable.

During the year we continued to expand our franchise by opening three new offices. The Bank increased its presence in Venango County with a newly constructed full service office at the Cranberry Mall; in Centre County with a new office in Bellefonte; and in York County with a new office on the square in downtown Hanover. The Bank was also pleased to acquire Bridgeville Savings Bank, Bridgeville, PA which allowed for expansion into southern Allegheny County. We intend to continue this growth and the broadening of our customer base in the current fiscal year. A new facility has been opened in Lititz, Lancaster County, Pennsylvania and new office openings are planned for Butler, Butler County; Stonybrooke in York County; and Lock Haven in Clinton County, all in Pennsylvania. The Bank is looking forward to the completion of the previously announced acquisition of a banking office in Oil City that will be consolidated into our current Venango County operation. We are also looking forward with great excitement to the completion of a merger announced recently with Corry Savings Bank in Corry, Pennsylvania. At year end, Northwest was operating 57 community banking facilities consistent with our strategy to remain a strong community bank committed to quality service, profitability and growth, with plans to expand services to Pennsylvania's smaller rural communities.

The Bank continues to expand its menu of community oriented products and services and during the year strengthened its ability to offer affordable loan products with the introduction of FHA and VA lending; lending initiatives in conjunction with the United States Department of Agriculture's Rural Development Guaranteed Housing Program and a new mortgage product designed by our mortgage department known as the "Equity Builder" loan program. The Bank's mortgage pre-approval program introduced last year also continued to remain extremely popular this year. Due to the demand created by the continued consolidation of regional banking firms in our market areas, the growth in commercial lending activities to small and medium sized local businesses resulted in new investments by the Bank in key people and systems in order to serve this rapidly growing market.

Other new products implemented during the year included the debut of the Northwest check card and check imaging services. An extensive selection process was also completed for a new state of the art data processing system that is expected to be operational before the end of the current fiscal year. This new system, along with new financial software, will give the Bank the needed technology to meet customer demands for electronic bill paying, telephone banking, and other technology related services in the future. In addition to the core data processing system, by December 31, 1997 all of our offices will be upgraded with new teller, platform and customer service equipment allowing for quicker and more efficient transaction handling, new account processing, and customer information retrieval. The significant investment in these systems will result in better service, greater efficiency and flexibility in product design.

Because of the emphasis placed on the communities it serves, the Bank continues to be recognized for its community reinvestment activities by the Federal Home Loan Bank of Pittsburgh which awarded the Bank Certificates of Recognition during 1997 for two projects in Meadville, Pennsylvania and one in Lebanon, Pennsylvania.

Other corporate developments include the formation of a stock holding company, known as a mid-tier holding company, which would acquire 100% of the Bank's outstanding common stock with the current stockholders of the Bank becoming the owners of the new holding company by exchanging their shares of the Bank's common stock for shares of the new holding company on a one for one basis. While considering the merits of the new structure prior to making the decision to recommend it to the shareholders, the Board of Directors found that the additional powers and flexibility available in the stock holding company structure would better position the Bank for continued growth and to meet the future challenges of the rapidly changing financial world. This new structure will be recommended to the shareholders for adoption at the annual meeting in December.

For shareholders, the Bank's steady progress over the year appears to have created additional shareholder interest in the Bank. The market value of our stock was $15.50 per share at year end, an increase of 38% from the $11.25 price on June 30, 1996. Also contributing to this increase is the fact that bank and thrift stocks in general are currently trading at higher multiples of earnings and of book value than they have in the past, coupled with a strong stock market. In response to numerous requests from shareholders, the Bank instituted its dividend reinvestment plan during 1997 and the response was overwhelming. To date, over 40% of registered shareholders are reinvesting quarterly dividends through the plan, with many taking advantage of the optional cash purchase feature to add to their Northwest holdings on a monthly basis.

As we begin our second century of operation, we have every reason to be optimistic that the Bank is positioned to meet the challenges ahead and to capitalize on opportunities that are presented. Strong earnings and capital levels, dedicated employees willing to adapt to the challenges of change, new technology in order to meet the needs of customers and invaluable support from the members of management and the Board of Directors will distinguish Northwest from a crowded field of competitors.

In acknowledging the efforts of the Board of Directors, I would particularly like to take this opportunity to express our appreciation and thanks to two of our valued Directors who retired during the year. In October of 1996, Dr. Robert
L. Lasher, who resides in Erie, Pennsylvania, and Taylor W. Foster, who resides in Franklin, Pennsylvania, were elected Directors Emeritus after serving the Bank or a predecessor for 34 and 37 years, respectively. We will miss their presence, dedication, leadership and guidance that we have enjoyed these many years. We hope they take great pride in their contributions to the successful growth of this Bank, and we wish them many years of good health and happiness in their retirement.

Recognition must also be given to our loyal employees whose efforts have helped the Bank maintain and expand a quality community banking franchise, achieve record loan levels, create new products and services, operate the bank efficiently and comply with the increasing financial, administrative and regulatory challenges of a growing financial institution.

In closing, I would also like to thank our customers, investors, and the communities that we serve for their continued confidence in the Bank. Our future success is dependent upon our continued ability to serve each of these constituencies and each employee, officer and director is mindful that we must constantly earn that confidence.


                                        Sincerely,


                                        /s/ John O. Hanna

                                        John O. Hanna
                                        President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
-----------------------------------------------------------------------------------------------------------------------------
At year end June 30,                                                    1997                   1996                     1995
-----------------------------------------------------------------------------------------------------------------------------
Total Assets                                                  $2,091,363,000         $1,877,925,000         $  1,591,894,000
Loans Receivable, Net                                         $1,536,498,000         $1,374,955,000         $  1,164,735,000
Deposit Accounts                                              $1,640,815,000         $1,450,047,000         $  1,283,935,000
Shareholders' Equity                                          $  198,494,000         $  190,651,000         $    178,690,000
Book Value Per Share                                                   $8.49                  $8.16                    $7.74
Last Trade Price                                                      $15.50                 $11.25                    $9.63

-----------------------------------------------------------------------------------------------------------------------------
For the year ended June 30,
-----------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                              $72,094,000            $66,493,000              $60,032,000
Net Income/(1)/                                                  $13,664,000            $17,486,000              $16,294,000
Earnings Per Share/(1X2)/                                               $.59                   $.77                     $.47
Dividends Per Share                                                     $.32                   $.30                    $.125

-----------------------------------------------------------------------------------------------------------------------------
Key Financial Ratios for the year ended June 30
-----------------------------------------------------------------------------------------------------------------------------
Return on Average Shareholders' Equity/(1)/                            7.12%                  9.48%                    9.29%
Return on Average Assets/(1)/                                           .70%                  1.05%                    1.09%
Interest Rate Spread                                                   3.53%                  3.72%                    3.81%
Nonperforming Assets to Total
  Assets at End of Period                                               .72%                   .81%                    1.03%
Allowance for Loan Losses to
  Nonperforming Loans at End of Period                               130.50%                138.49%                  113.52%

-----------------------------------------------------------------------------------------------------------------------------
Other Data at June 30,
-----------------------------------------------------------------------------------------------------------------------------
Number of:
  Community Banking Offices                                              57                      54                       45
  Consumer Finance Offices                                               30                      29                       28
  Mortgage Loan Production Offices                                        7                       8                        8





/(1)/Fiscal 1997 includes an $8.6 million expense ($5.1 million after tax) to recapitalize the FDIC's Savings Association Insurance Fund, Excluding this assessment net income was $18,804,000, earnings per share was $.81, return on average shareholders' equity was 9.80%, and return on average assets was .96%.

/(2)/Fiscal 1995 earnings per share includes only earnings generated subsequent to the corporate reorganization and stock issuance completed November 4, 1994.

NORTHWEST SAVINGS BANK

                              [MAP APPEARS HERE]

CORPORATE HEADQUARTERS
--------- ------------
   Warren
   Liberty Street at Second Avenue
   (814) 726-2140


COMMUNITY BANKING OFFICES
-------------------------
1  Bradford (3), McKean Co.        9  Franklin, Venango Co.       20 Meadville (3), Crawford Co.   29 Springboro, Crawford Co.
   Bradford Mall                      1301 Liberty Street            932 Diamond Park                 105 South Main Street
   33 Main Street                                                    1073 Park Avenue
   85 West Washington Street       10 Gibsonia, Allegheny Co.        880 Park Avenue               30 St. Marys (2), Elk Co.
                                      Village of St. Barnabas                                         201 Brusselle Street
2  Bellefonte, Centre Co.             5850 Meridian               21 Mount Joy, Lancaster Co.         St. Marys Plaza
   117 North Allegheny                                               24 East Main Street
                                   11 Hanover, York Co.                                            31 State College (3), Centre Co.
3  Bridgeville, Allegheny Co.         1 Center Square             22 Myerstown, Lebanon Co.           201 West Beaver Avenue
   431 Washington Avenue                                             1 West Main Avenue               611 University Drive
                                   12 Harborcreek, Erie Co.                                           1524 West College Avenue
4  Centre Hall, Centre Co.            4452 East Lake Road         23 North East, Erie Co.
   219 North Pennsylvania Ave.                                       35 Main Street                32 Titusville, Crawford Co.
                                   13 Hershey, Dauphin Co.                                            Spring & Franklin Streets
5  Clarion (2), Clarion Co.           l0 West Chocolate Avenue    24 Oil City (3), Venango Co.
   601 Main Street                                                   1 East First Street           33 Valencia, Butler Co.
   97 West Main Street             14 Johnsonburg, Elk Co.           301 Seneca Street                1421 Pittsburgh Rood
                                      553 Market Street              259 Seneca Street
6  Columbia, Lancaster Co.                                                                         34 Warren (3), Warren Co.
   350 Locust Street               15 Kane, McKean Co.            25 Palmyra, Lebanon Co.             Warren Mall
                                      56 Fraley Street               1048 East Main Street            1666 Market Street Ext.
7  Cranberry Twp., Venango Co.                                                                        125 Ludlow Street
   Cranberry Mall                  16 Lake City, Erie Co.         26 Pottsville, Schuylkill Co.       Liberty at Second
                                      2102 Rice Avenue               104 North Centre Street
8  Erie (9), Erie Co.                                                                              35 Wrightsville, York Co.
   2256 West 8th Street            17 Lancaster, Lancaster Co.    27 Ridgway, Elk Co.                 120 North 4th Street
   K-Mart Plaza East                  24 West Orange Street          Main & Mill Streets
   K-Mart Plaza West                                                                               36 York, York Co.
   Millcreek Mall                  18 Lebanon (2), Lebanon Co.    28 Sarver, Butler Co.               Queensgate Shopping Center
   3805 Peach Street                  770 Cumberland Street          735 South Pike Road
   5624 Peach Street                  547 South 10th Street
   401 State Street
   121 West 26th Street            19 Lewistown, Mifflin Co.
   1328 East Grandview Blvd.          51 West Market Street

FINANCIAL HIGHLIGHTS

Year Ended June 30, 1997
(as originally reported and adjusted for stock splits)

 .    Total Assets grew by $213.4 million, or 11.4%, to $2.091 billion as the
     Bank continued to exhibit a history of controlled and profitable growth.

 .    Loans Receivable grew by $161.5 million, or 11.7%, to $1.536 billion as the Bank continued to increase both its market share and increase its ratio of loans to deposits.

 .    Deposits grew by $190.8 million, or 13.2%, to $1.641 billion with $34.6 million resulting from acquisitions and $156.2 million from internal growth.

 .    Borrowed money increased by $11.8 million, or 5.6%, to $223.5 million as the Bank continued to use borrowed funds to fund additional lending and investment activities and improve net interest income.

 .    On September 30, 1997, the Bank recorded an expense of $8.6 million ($5.1 million after tax) for a one-time assessment to recapitalize the FDIC's Savings Association Insurance Fund (SAIF). As a result of this assessment, the cost of the Bank's FDIC insurance was reduced from 23 basis points per $100 of insured deposits to 6.44 basis points per $100 of insured deposits.

 .    Net income, exclusive of the assessment for the recapitalization of SAIF, increased by $1.3 million, or 7.4%, to $18.8 million.

 .    Net interest income increased by $5.6 million, or 8.4%, to $72.1 million.

 .    Noninterest expense, exclusive of the assessment for the
     recapitalization of SAIF, increased by $4.8 million, or 11.8%, as the Bank continued to expand its operation while controlling the increase in noninterest expense.

 .    The Bank's efficiency ratio, which is operating costs divided by net interest income and other operating income, exclusive of the assessment for the recapitalization of SAIF, was 57.9%.

 .    The Provision for loan losses increased by $989,000, or 39.6%, to $2.5 million as increased loan originations necessitated an increase in the loan loss reserves.

 .    Asset quality remained exceptionally strong with nonperforming assets at
     June 30, 1997 of only $15.0 million, or .72%, of total assets.

 .    Delinquency remained low with loans ninety days or more past due representing only .68% of net loans receivable and loans thirty days or more past due representing only 1.23% of net loans receivable.


Total Assets
(Dollars in millions)

                           [BAR GRAPH APPEARS HERE]

               1993       1994       1995       1996       1997
               ----       ----       ----       ----       ----
              $1,292     $1,430     $1,592     $1,878     $2,091


Net Loans Receivable
(Dollars in millions)

                           [BAR GRAPH APPEARS HERE]

               1993       1994       1995       1996       1997
               ----       ----       ----       ----       ----
               $999      $1,063     $1,165     $1,375     $1,536

Total Deposits
(Dollars in millions)

                           [BAR GRAPH APPEARS HERE]

               1993       1994       1995       1996       1997
               ----       ----       ----       ----       ----
              $1,136     $1,235     $1,284     $1,450     $1,641

Market Value of NWSB Stock
Month End Closing Prices
(Dollars)


[BAR GRAPH APPEARS HERE]

Quarterly Earnings Per Share
(Dollars)


   1st Qtr.    2nd Qtr.    3rd Qtr.    4th Qtr.
   --------    --------    --------    --------
    $0.18       $0.21       $0.20       $0.22

[BAR GRAPH APPEARS HERE]


Trading Volume


[BAR GRAPH APPEARS HERE]


SHAREHOLDER HIGHLIGHTS

Year Ended June 30, 1997
(as originally reported and adjusted for stock splits)

 .    Shareholders' Equity increased by $7.8 million, or 4.1%, to $198.5 million.

 .    Book value per share increased by $.33, or 4.0%, to $8.49.

 .    The market value of the Bank's stock increased by $4.25 per share, or
     37.8%, to $15.50 per share.

 .    The Bank's return on average equity, exclusive of the assessment for the recapitalization of SAIF, was 9.80% compared to 9.48% in the previous year.

 .    The annualized dividend yield at June 30, 1997 was 2.06% when using
     Northwest's current quarterly dividend of $.08 per share and the June 30, 1997 closing price of $15.50 per share.

 .    Earnings per share were $.18, $.21, $.20 and $.22, respectively, exclusive of the assessment for the recapitalization of SAIF, for the four quarters ended June 30, 1997 giving total earnings per share of $.81.

 .    Market capitalization for the Bank's 7,176,000 publicly traded shares at
     June 30, 1997 was $111.2 million.

 .    Trading volume of the Bank's stock remained strong with an average of
     255,751 shares traded each month during the fiscal year.

THE YEAR IN REVIEW

 .    August 1, 1996--Opened a Northwest Consumer Discount Company office in
     Washington, PA.

 .    October 17, 1996--Opened a full-service office in Bellefonte, Centre
     County, PA.

 .    January, 1997--Beginning of centennial year celebration.

 .    February 12, 1997--Dividend Reinvestment Plan introduced.

 .    February 21, 1997--Completed merger with Bridgeville Savings Bank with assets of $55 million.

 .    February 28, 1997--Assets exceed $2,000,000,000.

 .    March 1, 1997--Northwest Consumer Discount Company acquired St. Marys
     Consumer in St. Marys, PA--its 30th office.

 .    April 10, 1997--Opened new full-service office in Cranberry, Venango
     County, PA.

 .    June 5, 1997--Opened new full-service office in Hanover, York County, PA.

 .    June 19, 1997--Announced the signing of a definitive agreement to acquire
     Corry Savings Bank, a mutual savings bank headquartered in Corry, PA, with assets of $29 million.



                            [PICTURE APPEARS HERE]

                                  Bridgeville



                            [PICTURE APPEARS HERE]

                                   Cranberry



                            [PICTURE APPEARS HERE]

                                    Hanover


                 [LOGO OF NORTHWEST SAVINGS BANK APPEARS HERE]

CORPORATE
PHILOSOPHY

 .    To provide a level of service that exceeds our customers' expectations

 .    To provide a secure and challenging environment for our employees

 .    To maintain an active involvement in our communities

 .    To provide an attractive return on investment to our shareholders


GEOGRAPHIC
DIVERSIFICATION

 .    57 community banking offices in 16 counties in Pennsylvania

 .    29 consumer finance offices in 16 counties in Pennsylvania and one consumer finance office in New York

 .    4 mortgage loan origination offices in New York, 1 office in Pennsylvania and 2 offices in South Carolina


BUSINESS
EMPHASIS

 .    Originate mortgage, consumer and commercial loans in our market area

 .    Solicit retail deposits in our market areas as our primary source of funds




NORTHWEST SAVINGS BANK

Founded in 1896
A Century of Service


CORPORATE PROFILE


Introduction

     Northwest Savings Bank was founded as the Bradford Building, Savings and Loan Association in 1896 in Bradford, Pennsylvania, approximately forty miles from the current corporate headquarters in Warren, Pennsylvania. Like all thrift institutions of the 19th century, Bradford building and loan was formed to promote personal savings and home ownership and to serve its community. While many things have changed over the past one hundred years, our founding fathers' dream of promoting thrift and home ownership and serving the community has remained the cornerstone of tradition at Northwest Savings Bank.

     We celebrate our centennial year by not only remembering how far we have come, but also by recognizing that in order to continue to succeed, our institution must continue to advance, compete, profit and grow in an ever changing market. In preparing for our second century we reflect on our history and recognize both the successes and tribulations of the past. We recognize that our success has come from a continuous effort to sustain growth in our existing markets, to enter new markets and to acquire institutions that are anxious to become part of the Northwest tradition. We expect this philosophy of controlled, profitable growth to continue.

     We also recognize that we owe much of our success to our employees who know how our organization benefits our customers and our communities and who promote Northwest as "Everything Your Bank Should Be". We thank and applaud our employees for the success of the past, and we challenge them to continue to contribute to the success of the future.

     Finally, we thank our customers who have made a century of service possible. We appreciate your confidence in our Bank as your lender, as your depository and as your investment for the future. We look forward to continuing this relationship as we enter our second century.

Business Strategy

     Northwest Savings Bank has traditionally operated as a community-oriented savings bank dedicated to providing quality customer service. We have emphasized retail deposits as our primary source of funds with a majority of these funds invested in locally-originated residential first mortgage loans. In recent years, we have diversified our lending to include consumer and commercial loan products to meet a wider range of borrowing needs. We generally invest funds not invested in loans in mortgage-backed securities and other marketable investment securities.

     We have continued to diversify from traditional banking operations by forming a consumer finance subsidiary, Northwest Consumer Discount Company, and a mortgage loan origination company, Northwest Mortgage Corporation. Northwest Consumer Discount Company has grown steadily since being chartered in 1982. As of June 30, 1997, Northwest Consumer's loans were $111 million. Northwest Mortgage Corporation continues to originate mortgage loans from its offices in Pennsylvania, South Carolina and New York which in turn add geographic diversity to the Bank's loan portfolio.

We believe that this business strategy will continue to serve our Bank well into the next century. We feel that competition in the financial services industry will continue to intensify and that we will have to remain flexible and focused in order to continue to grow and prosper.


Asset Mix

     Northwest Savings Bank constantly monitors the mix of its assets in order to maintain an acceptable credit risk profile, minimize exposure to changes in interest rates, and maintain an acceptable interest rate spread.

     At June 30, 1997, the Bank's funds were invested in the following assets:


                                                                         % of
                                                  Amount                Assets
                                          ------------------------------------
Real Estate Loans                            $1,197,227,000             57.2%
Consumer Loans                                  310,797,000             14.9%
Commercial Loans                                 86,087,000              4.1%
Mortgage-backed Securities                      291,597,000             13.9%
Investment Securities                           122,103,000              5.8%
Interest-earning Deposits                        57,765,000              2.8%
Other Assets                                     25,787,000              1.3%
                                          ------------------------------------
Total                                        $2,091,363,000            100.0%
                                          ====================================

     Of the $2.02 billion the Bank had invested in interest-bearing assets, $495.0 million, or 24.5%, consisted of assets with adjustable interest rates.




Northwest Consumer Discount Company
Total Loans at June 30
(Dollars in millions)

[BAR GRAPH APPEARS HERE]

   1985       1990        1997
   ----       ----        ----
   $2.1      $50.2       $111.0


Asset Mix

[PIE CHART APPEARS HERE]

Real Estate Loans               57.2%
Deposits                         2.8%
Invest. Sec.                     5.8%
Mtg.-backed Sec.                13.9%
Other Assets                     1.3%
Commercial Loans                 4.1%
Consumer Loans                  14.9%


Loan Mix

[PIE CHART APPEARS HERE]

Home Imp.equity                  2.4%
Commercial                       5.4%
Auto/Other                      13.8%
Education                        3.3%
Multi-family                     6.3%
1-4 Family                      68.8%

  Looking ahead, we anticipate that the Bank will continue to offer a wide array of loan products and aggressively price and market these products. We intend to maintain our competitive edge in being a full-service retail lending institution.


Liability Mix

  Historically, Northwest Savings Bank has relied on retail deposits to fund its investment activities. To meet increasing loan demand and leverage Northwest's capital, the Bank also relies on borrowings from the Federal Home Loan Bank.

Interest-bearing Liability Mix

Money Market           4.5%
Checking              12.0%
Savings               16.0%
Borrowings            12.0%
Certificates          55.5%

[PIE CHART APPEARS HERE]

  At June 30, 1997, the Bank's major sources of funds were as follows:

                                                         % of
                                                    Interest-
                                                      Bearing
                                         Amount   Liabilities
                                 -----------------------------
Savings Accounts                 $  299,365,000         16.0%
Checking Accounts                   222,845,000         12.0%
Money Market Accounts                83,609,000          4.5%
Certificates of Deposit           1,034,996,000         55.5%
Borrowed Funds                      223,458,000         12.0%
                                 -----------------------------
 Interest-bearing Liabilities    $1,864,273,000        100.0%
                                 =============================

  Northwest intends to remain competitive in pricing its deposit products and plans to expand its product line to better compete with its bank and non-bank competitors.


Net Interest Income

  Northwest Savings Bank's net interest income, the difference between interest earned on assets and interest paid on liabilities, is the bank's primary source of income. The Bank has increased net interest income each year over the past five years, and it currently excels in this area when compared to other savings banks of similar size. This historical growth pattern has resulted from the Bank's asset growth and from management of the mix of its assets and liabilities. Also, the portfolio of consumer loans contributed by the Bank's consumer finance subsidiary, Northwest Consumer Discount Company, makes a significant contribution to the Bank's favorable net interest income. Consumer loans typically carry interest rates well above rates on other interest-earning assets.

Net Interest Income
(Dollars in millions)

[BAR CHART APPEARS HERE]

1993             $50.3
1994             $55.2
1995             $60.0
1996             $66.5
1997             $72.1

  The Bank plans to continue to improve net interest income through growth and the aggressive management of the mix of assets and liabilities. However, given the level of competition in today's marketplace, ongoing improvement in this area will be one of Northwest Savings Bank's greatest challenges.


Noninterest Expense

  Northwest Savings Bank's noninterest expense is the cost of operating the Bank. Because the Bank employs a large number of employees to operate the many facilities in the Northwest network, compensation expense forms the primary component of noninterest expense. Other major areas of noninterest expense include office occupancy and operations, marketing, FDIC insurance, check processing and ATM expense.

Noninterest Expense
Before SAIF Assessment
(Dollars in millions)

[BAR CHART APPEARS HERE]

1993            $33.9
1994            $34.1
1995            $37.0
1996            $40.8
1997            $45.6

  The Bank has successfully controlled noninterest expenses in recent years; the increase in such expense has been much less than the increase in our primary source of income, net interest income. As a result, Northwest Savings Bank's profitability has improved.

  The Bank plans to make every effort to continue to control operating expense. When possible, the Bank intends to use technological advances to streamline operations and reduce related costs.

Net Income
Before SAIF Assessment and
Extraordinary Items
(Dollars in millions)

[BAR CHART APPEARS HERE]

1993          $14.0
1994          $16.0
1995          $16.3
1996          $17.5
1997          $18.8

Profitability

  Each year for the past five years, Northwest Savings Bank has improved its core earnings. As previously mentioned, such improvement stems from a combination of increases in net interest income combined with the ongoing control of operating costs.


Asset Quality

  We witnessed the partial demise of the thrift industry in the 1970s and 1980s when asset quality fell and loan losses grew, often delivering a final blow to weakened institutions.

  With that experience in mind, Northwest entered the 1990s resolved to significantly reduce nonperforming assets and to emphasize credit quality in the new loans we originated. We emphasized local lending and drastically reduced lending outside our market areas. Purchases of investment securities were generally limited to high quality mortgage-backed securities and investments issued or guaranteed by the United States Government or its agencies.

  Our results have been dramatic. The ratio of nonperforming assets to total assets has declined to .72% at June 30, 1997 from 2.42% at June 30, 1993. Total loans past due 60 days or more have declined to .82% of total loans receivable at June 30, 1997 as compared to 1.92% at June 30, 1993.

Nonperforming Assets
(As a percent of total assets)

[BAR CHART APPEARS HERE]

1993               2.42%
1994               1.53%
1995               1.03%
1996               0.81%
1997               0.72%

  Looking ahead, the Bank intends to maintain a high level of asset quality while continuing to diversify its lending in an effort to further improve net interest income.


Capital Strength and Controlled Growth

  Northwest Savings Bank has continuously emphasized controlled growth as a way to enter new markets, expand our customer base and enhance profitability. Since 1983, Northwest has completed 20 mergers and acquisitions while total assets grew from $285 million to $2.091 billion. Throughout this time, we carefully controlled our growth so that our capital position remained within regulatory guidelines.

  Northwest Savings Bank completed its initial public offering on November 4, 1994 and raised approximately $67 million in new capital. The completed offering provided us with the capital we need to fuel the growth we project for the future. Recognizing the need to leverage the Bank's capital to improve return on shareholder's equity, the Bank's strategic growth strategy for the fiscal year ended June 30, 1997 caused the Bank's capital to asset ratio to decline to 9.49%. At June 30, 1997, the Bank comfortably exceeds all regulatory capital requirements.

  The Bank has sufficient capital to support growth similar to that of the past five years when assets grew by 62%. The Bank still recognizes however, that growth must be controlled to maintain appropriate capital levels and profit margins.

Capital to Asset Ratio
(Percent)

[BAR CHART APPEARS HERE]

1993              6.52%
1994              7.15%
1995             11.22%
1996             10.15%
1997              9.49%

Net Interest Margin
(Percent)

[BAR CHART APPEARS HERE]

1993              4.15%
1994              4.22%
1995              4.15%
1996              4.15%
1997              3.87%

Interest Rate Risk Management

  Historically, the Bank's interest expense has been more sensitive than its interest income to changes in the level of interest rates. The Bank's deposit accounts typically react to interest rate changes more quickly than the Bank's assets. As a result, when interest rates rise, the Bank usually will experience a decrease in net interest income. Conversely, when interest rates fall, net interest income generally will benefit.

  To manage the Bank's interest rate sensitivity, management monitors the levels of interest-sensitive assets and liabilities while attempting to maximize interest rate spread.

  To reduce potential volatility of earnings in a changing interest rate environment, the bank has invested a substantial percentage of its assets in adjustable-rate mortgage loans, variable-rate consumer loans, adjustable-rate mortgage-backed securities and in overnight deposits at other financial institutions. At June 30, 1997, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing within the same period by $142.4 million. Management believes that this position is appropriate given the current interest rate environment. Should assumptions or projections change, management will consider adjusting the Bank's interest sensitivity. The Bank does not currently use derivative to manage interest rate sensitivity.

Variable Rate Assets
(Dollars in millions)

[BAR CHART APPEARS HERE]

1993            $307
1994            $302
1995            $402
1996            $465
1997            $495

Technology

  Traditionally, we have attempted to implement the technologies necessary to provide quality customer service and to offer a full range of financial products and services. Although our goal has never been to be on the "leading edge" of technology, we have maintained adequate technological strength to support significant and sustained growth while continuing to meet the needs of our customers.

  Looking to the future, we recognize the important role that technology will play in delivering financial services. With this in mind, we plan to make a major commitment over the next year to upgrade our core application processing system by purchasing new hardware and software. We are currently implementing image technology to provide imaged checking account statements to our customers, improve customer service and reduce the costs of servicing these accounts. With personal computer banking moving to the forefront, we plan to open a "Home Page" on the Internet before the end of 1997 and we are researching possible future uses of this medium as well as other remote banking services. We will continue to follow technological developments in our industry and will make the technological advances that we feel necessary to remain competitive and offer the products our customers want.

SELECTED FINANCIAL AND OTHER DATA

Set forth below are selected consolidated financial and other data of Northwest Savings Bank (the "Bank"). For additional information about the Bank, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Bank and related notes included elsewhere herein.


                                                                                                At June 30,
                                                                  ------------------------------------------------------------------
                                                                        1997          1996             1995         1994        1993
                                                                  ------------------------------------------------------------------
Selected Consolidated Financial                                                               (In Thousands)
Condition Data:
Total assets                                                      $2,091,363    $1,877,925      $ 1,591,894   $1,430,284  $1,292,488
Interest-bearing deposits at other financial institutions             57,765        30,498           59,930       85,705      38,699
Investment securities held-to-maturity                                43,419        54,086           65,470       33,180       2,699
Investment securities available-for-sale                              78,684        51,961            1,414           --          --
Mortgage-backed securities held-to-maturity                          110,561       101,932          204,841      199,165     166,631
Mortgage-backed securities available-for-sale                        181,036       189,514           38,343          200      31,436
Loans receivable net:
  Real estate                                                      1,156,160     1,066,887          906,276      864,448     819,098
  Consumer                                                           306,228       249,051          202,630      179,765     163,036
  Commercial                                                          74,110        59,017           55,829       18,320      17,127
    Total loans receivable, net                                    1,536,498     1,374,955        1,164,735    1,062,533     999,261
Deposits                                                           1,640,815     1,450,047        1,283,935    1,235,401   1,136,116
Advances from FHLB and other borrowed funds                          223,458       211,761          103,439       71,203      53,637
Shareholders' equity and retained earnings (1)                       198,494       190,651          178,690      102,319      84,251

------------------------------------------
footnote below




                                                                     Years Ended June 30,
                                                   ------------------------------------------------------
                                                        1997        1996         1995      1994      1993
                                                   ------------------------------------------------------
                                                                         (In Thousands)
Selected Consolidated Operating Data:
Total interest income                               $153,518    $135,130     $118,158  $106,492  $106,204
Total interest expense                                81,424      68,637       58,126    51,256    55,888
                                                    -----------------------------------------------------
   Net interest income                                72,094      66,493       60,032    55,236    50,316
Provision for loan losses                              2,491       1,502        1,098     1,728     1,797
                                                    -----------------------------------------------------
  Net interest income after provision for loan
   losses                                             69,603      64,991       58,934    53,508    48,519
                                                    -----------------------------------------------------
Noninterest income                                     6,736       4,125        4,512     7,811     8,180
Noninterest expense                                   54,203      40,827       36,971    34,130    33,898
                                                    -----------------------------------------------------
Income before income tax expense and cumulative
   effect of accounting change                        22,136      28,289       26,475    27,189    22,801
Income tax expense                                     8,472      10,803       10,181    11,191     8,753
                                                    -----------------------------------------------------
Income before cumulative effect of accounting
   change                                             13,664      17,486       16,294    15,998    14,048
Cumulative effect of change in accounting for
   income taxes                                           --          --           --     2,070        --
                                                    -----------------------------------------------------
   Net income                                       $ 13,664    $ 17,486     $ 16,294   $18,068   $14,048
                                                    =====================================================

----------------------------------------
(1) Reflects net proceeds of $67 million from the Bank's public offering which was completed on November 4, 1994.

                                                                                          At or for the Year Ended June 30,
                                                                              -----------------------------------------------------
                                                                                 1997        1996       1995       1994        1993
                                                                              -----------------------------------------------------
Key Financial Ratios and Other Data:
Return on average assets (net income divided
  by average total assets) (1)                                                  .70%       1.05%      1.09%      1.33%       1.12%
Return on average equity (net income
  divided by average equity) (1)                                                7.12        9.48      11.00       19.25      18.29
Average capital to average assets                                               9.84       11.03       9.87        6.93       6.11
Capital to total assets                                                         9.49       10.15      11.22        7.15       6.52
Net interest rate spread (average yield on interest-earning assets
  less average cost of interest-bearing liabilities)                            3.53        3.72       3.81        4.00       3.96
Net interest margin (net interest income as a percentage of average
  interest-earning assets)                                                      3.87        4.15       4.15        4.22       4.15
Noninterest expense to average assets                                           2.78        2.44       2.46        2.52       2.70
Net interest income to noninterest expenses (1)                                1.33x       1.63x      l.62x       l.62x      1.48x
Nonperforming loans to net loans receivable                                      .68         .69        .89        1.33       1.72
Nonperforming assets to total assets                                             .72         .81       1.03        1.53       2.42
Allowance for loan losses to nonperforming loans                              130.50      138.49     113.52       79.40      64.18
Allowance for loan losses to net loans receivable                                .89         .95       1.02        1.06       1.10
Average interest-bearing assets to average
  interest-bearing liabilities                                                 1.08x       l.l0x      1.08x       1.06x      1.04x
Number of:
  Full-service offices                                                            57          54         45          45         38
  Consumer finance offices                                                        30          29         28          26         26
  Mortgage loan production offices                                                 7           8          8           6          5

------------------------------------
(1) Return on average assets, return on average equity, and net interest income to noninterest expense for the fiscal year ended June 30, 1997 would have been .96%, 9.80%, and l.58x without the one-time charge of $8.6 million (or $5.1 million, after adjusted for taxes) to recapitalize the Savings Association Insurance Fund. See "Management's Discussion and Analysis-- Deposit Insurance Premiums."

Management's Discussion and Analysis of
Financial Condition and Results of Operations

FINANCIAL CONDITION

General

Total assets increased by $213.4 million, or 11.4%, to $2,091 billion at June 30, 1997 from $1.878 billion at June 30, 1996. This increase was funded primarily by a $190.8 million increase in deposits, an $11.7 million increase in borrowed funds and net income of $13.7 million. The Bank's assets increased by $286.0 million, or 18.0%, to $1,878 billion at June 30, 1996 from $1,592 billion at June 30, 1995. This increase was funded primarily by a $166.1 million increase in deposits, a $108.3 million increase in borrowed funds and net income of $17.5 million. The additional funds received in both fiscal years 1997 and 1996 were utilized to increase investments in loans receivable, mortgage-backed securities and other investment securities.


Interest-bearing deposits in other financial institutions

Interest-bearing deposits in other financial institutions increased by $27.3 million, or 89.5%, to $57.8 million at June 30, 1997 from $30.5 million at June 30, 1996 primarily as a result of the receipt on June 30, 1997 of a governmental deposit in the amount of $30.3 million. Interest-bearing deposits in other financial institutions decreased by $29.4 million, or 49.1%, to $30.5 million at June 30, 1996 from $59.9 million at June 30, 1995 as the Bank redeployed funds from interest-earning deposits to loans receivable, mortgage-backed securities and other investment securities which generally have higher rates of return.


Investment securities

Investment securities increased by $16.1 million, or 15.2%, to $122.1 million at June 30, 1997 from $106.0 million at June 30, 1996. During the previous year, investment securities increased by $39.1 million, or 58.4%, to $106.0 million at June 30, 1996 from $66.9 million at June 30, 1995. The Bank continues to use available funds to purchase investment securities in an effort to improve net interest income.


Mortgage-backed securities

Mortgage-backed securities remained relatively unchanged at $291.6 million at June 30, 1997 compared to $291.4 million at June 30, 1996. The slight increase in mortgage-backed securities resulted primarily from the acquisition of Bridgeville Savings Bank ("Bridgeville"), which held mortgage-backed securities of $18.8 million, and was partially offset by the sale of approximately $14.5 million of mortgage-backed securities and the receipt of normal principal payments. Mortgage-backed securities increased by $48.2 million, or 19.8%, to $291.4 million at June 30, 1996 from $243.2 million at June 30, 1995 as the Bank utilized borrowed funds to purchase additional mortgage-backed securities in an effort to improve net interest income.

As of December 31, 1995, the Bank restructured its portfolio of investment securities and mortgage-backed securities relative to a special report issued by the Financial Accounting Standards Board which addressed Statement of Financial Accounting Standards 115. As a result of this one-time adjustment, the Bank reclassified securities with an amortized cost of $121.2 million which were previously designated as "held-to-maturity" to "available-for-sale." This classification will provide the Bank with greater flexibility in managing the investment portfolio.


Loans receivable

Net loans receivable increased by $161.5 million, or 11.7%, to $1.536 billion at June 30, 1997 from $1.375 billion at June 30, 1996. This increase resulted primarily from strong loan demand in all of the Bank's marker areas and was assisted in part by the receipt of $20.0 million of mortgage loans from the Bridgeville acquisition. Net loans receivable increased by $210.3 million, or 18.1%, to $1.375 billion at June 30, 1996 from $1.165 billion at June 30, 1995 also primarily as a result of strong mortgage loan demand in almost all of the Bank's market areas. Also contributing to the increase in net loans receivable during the fiscal year ended June 30, 1996 was the acquisitions of First Federal Savings Bank of Kane (" Kane") and First National Bank of Centre Hall ("Centre Hall") which added loans of $32.8 million and $31.6 million, respectively.


Deposits

Deposits increased by $190.8 million, or 13.2%, to $1.641 billion at June 30, 1997 from $ 1.450 billion at June 30, 1996. This higher than normal increase in deposits was primarily the result of the Bank's promotion of certificates of deposit in all market areas. In addition, the Bridgeville acquisition contributed deposits of $34.6 million. In the previous year, deposits increased $166.1 million, or 12.9%, to $ 1.450 billion at June 30, 1996 from $1.284 billion at June 30, 1995. The increase in deposits during the fiscal year ended June 30, 1996 was primarily the result of normal deposit growth and the acquisitions of Kane, Centre Hall and an office in Pottsville, Pennsylvania with deposits of $37.9 million, $34.3 million and $23.8 million, respectively.


Borrowings

Borrowings increased by $11.8 million, or 5.6%, to $223.5 million at June 30, 1997 from $211.7 million at June 30, 1996. During the previous year, borrowings increased $108.3 million, or 104.7%, to $211.7 million at June 30, 1996 from $103.4 million at June 30, 1995. In both years the Bank increased its borrowed funds and invested the proceeds in loans, investment securities and mortgage-backed securities in an effort to improve net interest income.


Shareholders' equity

Shareholder's equity increased by $7.8 million, or 4.1%, to $198.5 million at June 30, 1997 from $190.7 million at June 30, 1996. This increase was primarily the result of net income of $13.7 million which was partially offset by the declaration of common stock dividends in the amount of $7.5 million. The remaining increase was primarily due to the release of earned shares of common stock by the Bank's employee stock benefit plans. In the previous year, shareholders equity increased $12.0 million, or 6.7%, to $190.7 million at June 30, 1996 from $178.7 million at June 30, 1995. This increase was primarily the result of fiscal year net income of $17.5 million which was partially offset by the payment of approximately $7.0 million in dividends. The remaining increase was primarily due to the release of earned shares in the Bank's Employee
Stock Ownership Plan ("ESOP") and Recognition and Retention Plan ("RRP").



RESULTS OF OPERATIONS

General

The earnings of the Bank depend primarily on its level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of mortgage loans, consumer loans, mortgage-backed securities and other investment securities, and the interest paid on interest bearing liabilities, consisting primarily of deposits and borrowed funds. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Bank's earnings also are affected by its level of service charges, and gains on sale of assets, as well as its level of general administrative and other expenses, including employee compensation and benefits, occupancy and equipment costs, and deposit insurance premiums.


Net Income

Net income totaled $13.7 million, $17.5 million and $16.3 million for fiscal years ended June 30, 1997, 1996 and 1995, respectively. The $3.8 million, or 21.7%, decrease in net income for the fiscal year ended June 30, 1997 as compared to the fiscal year ended June 30, 1996 resulted primarily from a one time special assessment of $8.6 million ($5.1 million after tax) to recapitalize the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). See "---Deposit Insurance Premiums." Also contributing to the decrease in net income was a $1.0 million increase in the provision for loan losses and a $4.8 million increase (exclusive of the SAIF assessment) in noninterest expense. Offsetting these decreases in net income were a $5.6 million increase in net interest income and a $2.6 million increase in noninterest income. The increase in net income for the fiscal year ended June 30, 1996 as compared to the fiscal year ended June 30, 1995 resulted primarily from a $6.5 million increase in net interest income. This increase was partially offset by a $3.9 million increase in noninterest expense, a $400,000 increase in the provision for loan losses and a $387,000 decrease in noninterest income.


Interest Income

Interest income increased by $18.4 million, or 13.6%, to $153.5 million for the fiscal year ended June 30, 1997 from $135.1 million for the fiscal year ended June 30, 1996. The increase in interest income was primarily attributable to a $258.6 million, or 16.1%, increase in the balance of average interest-earning assets to $ 1.863 billion from $1,604 billion. Partially offsetting this increase was a decrease in the yield on average interest-earning assets to 8.24% from 8.42%. The increase in the balance of average interest-earning assets was primarily the result of growth of $206.0 million in the average balance of the Bank's loan portfolio due primarily to the Bank's attempt to aggressively deploy funds received from deposit growth to the loan portfolio in an attempt to improve net interest income. The decrease in the yield on average interest-earning assets was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates.

Interest income on loans receivable increased by $15.1 million, or 13.5%, to $127.0 million for the year ended June 30, 1997 compared to $111.9 million for the year ended June 30, 1996. This increase primarily resulted from a $206.0 million, or 16.6%, increase in average loans receivable to $1.450 billion for the year ended June 30, 1997 compared to $1.244 billion for the year ended
June 30, 1996. Partially offsetting this increase was a decrease in the yield on average loans receivable to 8.76% from 9.00%. The increase in average loans receivable primarily resulted from strong loan demand throughout the Bank's market areas and the acquisition of Bridgeville, which contributed net loans of approximately $20.3 million on February 21, 1997. The decrease in the yield on average loans receivable for the fiscal year ended June 30, 1997 compared to the same period in 1996 was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates. Interest income on mortgage-backed securities increased by $1.8 million, or 10.4%, to $19.1 million for the year ended June 30, 1997 from $17.3 for the year ended June 30, 1996. This increase resulted primarily from a $19.7 million, or 7.6%, increase in the average balance of mortgage-backed securities to $278.8 million for the year ended June 30, 1997 from $259.1 million for the year ended June 30, 1996. Also contributing to the increase in interest income on mortgage-backed securities was an increase in the average yield to 6.87% from 6.69%. The increase in the average balance of mortgage-backed securities was primarily due to the Bridgeville acquisition which contributed securities of $20.6 million in the third quarter of fiscal 1997. The higher average yield on mortgage-backed securities resulted primarily from adding the securities acquired from Bridgeville which had higher yields than the Bank's existing portfolio. Interest income on investment securities increased by $1.8 million, or 35.3%, to $6.9 million for the year ended June 30, 1997 from $5.1 million for the year ended June 30, 1996. This increase resulted primarily from a $31.0 million, or 40.8%, increase in the average balance of investment securities to $106.9 million for the year ended June 30, 1997 from $75.9 million for the year ended June 30, 1996. Partially offsetting this increase was a decrease in the average yield to 6.48% from 6.70%. The increase in the average balance of investment securities resulted primarily from the Bank utilizing the proceeds from deposit inflows to purchase additional securities for the investment portfolio and was assisted in part by the acquisition of Bridgeville, which added approximately $9.0 million of securities. The decrease in the average yield was primarily the result of adding the aforementioned securities which had interest rates that were generally lower than the existing portfolio yield.

Interest income on interest-earning deposits decreased by $309,000, or 41.6%, to $433,000 for the year ended June 30, 1997 from $742,000 for the year ended June 30, 1996. This decrease was primarily the result of a decrease in the average yield to 1.60% for the year ended June 30, 1997 from 2.94% for the year ended June 30, 1996, and was partially offset by a $1.9 million, or 7.5%, increase in the average balance of interest-earning deposits to $27.1 million from $25.2 million. The decrease in the average yield and the relatively low yield experienced in both periods resulted from the delay in which the Bank's deposits begin to earn interest.

Interest income increased by $17.0 million, or 14.4%, to $135.1 million for the fiscal year ended June 30, 1996 from $118.1 million for the fiscal year ended June 30, 1995. The increase in interest income was primarily attributable to a $157.9 million, or 10.9% increase in the balance of average interest-earning assets to $1.604 billion from $1,446 billion. Also contributing to the increase in interest income was an increase in the yield on average interest-earning assets to 8.42% from 8.17%. The increase in the balance of average interest-earning assets was primarily the result of growth of $150.1 million in the average balance of the Bank's loan portfolio as the Bank aggressively deployed funds from its growth in borrowed money and deposits to the loan portfolio which generally earns higher rates of interest than other types of interest-earning assets that are available to the Bank. The increase in the yield on average interest-earning assets was primarily due to an increase in the average yield on the Bank's loan portfolio which primarily resulted from an increase in the recognition of deferred interest income as loan repayments and refinancings increased substantially.

Interest income on loans receivable increased by $15.5 million, or 16.1%, to $111.9 million for the year ended June 30, 1996 compared to $96.4 million for the year ended June 30, 1995. This increase primarily resulted from a $150.2 million, or 13.7%, increase in average loans receivable to $1,244 billion for the year ended June 30, 1996 compared to $1.094 billion for the year ended June 30, 1995. Also contributing to the increase in interest income on loans receivable was an increase in the yield on average loans receivable to 9.00% from 8.82%. The increase in average loans receivable resulted from higher than normal loan growth in almost all of the Bank's market areas and, to a lesser extent, from the fourth quarter acquisitions of First Federal Savings Bank of Kane and First National Bank of Centre Hall. The higher average yield on loans for the fiscal year ended June 30, 1996 compared to the same period in 1995 reflected the increased recognition of interest income previously deferred in accordance with SFAS 91 as loan repayments and refinancings increased substantially over the prior year. Interest income on mortgage-backed securities increased by $2.8 million, or 19.3%, to $17.3 million for the year ended June 30, 1996 from $14.5 million for the year ended June 30, 1995. This increase resulted primarily from a $40.3 million, or 18.4%, increase in the average balance of mortgage-backed securities as the average yield increased insignificantly to 6.69% for the fiscal year ended June 30, 1996 compared to 6.64% during the previous year. The increase in average balance resulted primarily from the Bank borrowing funds to purchase additional mortgage-backed securities to improve its net interest income. Interest income on investment securities increased by $1.3 million, or 34.2%, to $5.1 million for the year ended June 30, 1996 from $3.8 million for the year ended June 30, 1995. This increase resulted primarily from a $14.4 million, or 23.4%, increase in average balance of investment securities to $75.9 million for the year ended June 30, 1996 from $61.5 million for the year ended June 30, 1995. Also contributing to the increase was an increase in average yield to 6.70% from 6.24%. Both the increase in average balance and the increase in average yield resulted from the Bank purchasing additional investment securities at interest rate levels which were higher than the existing portfolio yield in an effort to improve the Bank's overall yield on assets. Interest income on interest earning deposits decreased $2.6 million, or 78.8%, to $742,000 for the year ended June 30, 1996 from $3.3 million for the year ended June 30, 1995. This decrease was primarily the result of a $47.0 million, or 65.1%, decrease in the average balance to $25.2 million for the year ended June 30, 1996 from $72.2 million for the year ended June 30, 1995 as the Bank reallocated funds from its interest earning deposit portfolio to loans receivable which generally have higher interest rates. Also contributing to the decrease was a decrease in the average yield on interest earning deposits to 2.94% from 4.6 1% which resulted from a general decrease in short-term interest rates between comparable periods.

Interest Expense

Interest expense increased by $12.8 million, or 18.7%, to $81.4 million for the year ended June 30, 1997 from $68.6 million for the year ended June 30, 1996. This increase resulted primarily from a $265.7 million, or 18.2%, increase in average interest-bearing liabilities to $1.727 billion for the year ended June 30, 1997 from $1.462 billion for the year ended June 30, 1996. This increase in average interest-bearing liabilities resulted primarily from above average deposit growth combined with the acquisition of Bridgeville with deposits of $34.6 million, as the average cost of funds remained relatively consistent at 4.71% for the year ended June 30, 1997 compared to 4.70% the previous year. Also contributing to the increase in interest expense was a $37.5 million, or 28.8%, increase in average borrowed funds to $167.8 million for the year ended June 30, 1997 from $130.3 million for the year ended June 30, 1996. These additional borrowings consisted primarily of funds borrowed from the Federal Home Loan Bank which were used to increase the Bank's portfolio of loans and marketable securities in an effort to increase the Bank's net interest income.

Interest expense increased by $10.5 million, or 18.1%, to $68.6 million for the year ended June 30, 1996 from $58.1 million for the year ended June 30, 1995. The increase resulted primarily from a $128.1 million, or 9.6%, increase in average interest-bearing liabilities to $1.462 billion for the year ended June 30, 1996 from $1.334 billion for the year ended June 30, 1995. This increase in average interest-bearing liabilities resulted primarily from normal deposit growth along with three acquisitions completed during the fiscal year: deposits acquired as part of the purchase of an office in Pottsville, Pennsylvania contributed approximately $23.8 million in deposits, the acquisition of Kane contributed approximately $37.9 million in deposits and the acquisition of Centre Hall contributed approximately $34.3 million in deposits. Also contributing to the increase in interest expense was a $41.4 million, or 46.6%, increase in average borrowed funds to $130.3 million for the year ended June 30, 1996 from $88.9 million for the year ended June 30, 1995, as additional funds were borrowed from the Federal Home Loan Bank and were used to increase the Bank's portfolio of loans and marketable securities in order to improve the Bank's net interest income. Also contributing to the increase in interest expense was an increase in the average cost of funds to 4.70% in the current year from 4.36% in the prior year. This increase in average cost of funds primarily resulted from the Bank's deposit customers shifting funds from passbook accounts to certificates of deposit which generally have higher interest rates. Also contributing to the increase in cost of funds was an increase in competition for retail deposits that caused the market rates offered for certificates of deposit to increase relative to market interest rates in general.


Net Interest Income

Net interest income increased $5.6 million, or 8.4%, to $72.1 million for the year ended June 30, 1997 from $66.5 million for the year ended June 30, 1996. This increase primarily resulted from a $258.6 million, or 16.1%, increase in average interest-earning assets, the effect of which was partially offset by a $265.7 million, or 18.2%, increase in average interest-bearing liabilities and a decrease in the Bank's net interest spread to 3.53% for the year ended June 30, 1997 from 3.72% for the year ended June 30, 1996.

Net interest income increased $6.5 million, or 10.8%, to $66.5 million for the year ended June 30, 1996 from $60.0 million for the year ended June 30, 1995. This increase primarily resulted from a $29.8 million, or 26.5%, increase in net interest-earning assets (interest-earning assets minus interest-bearing liabilities) to $142.2 million for the year ended June 30, 1996 from $112.4 million the previous year. This increase in net interest-earning assets primarily resulted from the Bank having full-year utilization during the year ended June 30, 1996 of the $67.0 million of net proceeds from the stock conversion which was completed on November 4, 1994. The favorable effects of the increase in net interest-earning assets were partially offset by a reduction in the Bank's average net interest spread to 3.72% for the year ended June 30, 1996 from 3.81% during the previous year. The reduction in average interest rate spread was the result of the Bank's average cost of funds rising more rapidly than its average yield on assets during a period of generally increasing interest rates.

Provision for Loan Losses

Under the Bank's procedures and standards, general valuation allowances, representing possible but not yet identified losses inherent in the Bank's loan portfolio, are recognized for financial reporting purposes. In providing such allowance's, management of the Bank considers, among other factors, economic trends within its market area, concentrations of credit risk and trends affecting the valuation of collateral for the Bank's loans. The Bank provided $2.5 million, $1.5 million and $1.1 million in loan loss provisions for the fiscal years ended June 30, 1997, 1996, and 1995 with the annual increases resulting from the significant increase in the Bank's loan portfolio over the past two fiscal years.

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles and, accordingly, the allowance for loan losses is based on management's estimate of the fair value of collateral, the Bank's actual loss experience, as well as standards applied by the Department of Banking of the Commonwealth of Pennsylvania and the FDIC in their regulatory examinations of the Bank. The Bank provides both general valuation allowances and specific valuation allowances with respect to its loan portfolio. General valuation allowances are included, subject to limitation, in the Bank's regulatory capital for purposes of computing the Bank's regulatory risk-based capital. The Bank regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate valuation allowances.


Noninterest Income

Noninterest income increased $2.6 million, or 63.4%, to $6.7 million for the year ended June 30, 1997 from $4.1 million for the year ended June 30, 1996. This increase in noninterest income resulted primarily from a gain of $901,000 from the sale of approximately $14.5 million of long-term, fixed rate mortgage-backed securities in an effort to reduce the Bank's exposure to increases in interest rates. Also contributing to the increase in noninterest income was a $602,000, or 58.9%, decline in the net losses incurred from the origination and sale of loans to $420,000 for the year ended June 30, 1997 compared to $1.0 million for the year ended June 30, 1996. This reduction in loss resulted from the Bank's improved efficiencies in its mortgage banking operation. All other components of the Bank's noninterest income also improved primarily as a result of the expansion of the Bank's business activities.

Noninterest income decreased $387,000, or 8.6% to $4.1 million for the year ended June 30, 1996 from $4.5 million for the year ended June 30, 1995. This decrease in noninterest income resulted primarily from an increase in the net losses incurred from the origination and sale of loans by the Bank's mortgage banking subsidiaries. The net loss on the origination and sale of loans increased $739,000, or 261.1%, to $1.0 million for the year ended June 30, 1996 compared to $283,000 for the year ended June 30, 1995. This increase in losses resulted from a general increase in mortgage-banking activities and start up expenses as the Bank realized a full year of operations from a mortgage banking company that was acquired in April 1995.


Noninterest Expense

Noninterest expense increased $13.4 million, or 32.8%, to $54.2 million for the year ended June 30, 1997 from $40.8 million for the year ended June 30, 1996. The primary reason for this increase was the one-time assessment of $8.6 million to recapitalize the SAIF. (See Notes to the Consolidated Financial Statements
Note 17.) Also contributing to the increase were increases in compensation and employee benefits of $4.2 million, premises and occupancy costs of $627,000 and advertising expense of $409,000. These increases resulted primarily from the continued expansion of the Bank's retail network and from inflationary increases. Other (miscellaneous) noninterest expense increased by $1.1 million primarily due to an $821,000 increase in the amortization of intangibles which is primarily due to the amortization of intangibles recorded as a result of the acquisition of Kane, Centre Hall and Bridgeville. In addition, a one-time charge of $350,000 was recorded to write-off an intangible relating to the restructuring of the Bank's mortgage banking operations. Partially offsetting these increases in noninterest expense was a decrease in federal insurance premiums of $1.7 million resulting from the SAIF resolution. The Bank has committed to purchase new core application hardware and software with the conversion scheduled for April 1998. The total cost of the project is approximately $2.0 million with payments scheduled from July 1997 to April 1998. The cost of the project will be amortized over various periods ranging from five to ten years. It is estimated that the annual cost of this technology upgrade, after tax, will be approximately $250,000.

Noninterest expense increased $3.9 million, or 10.5%, to $40.8 million for the year ended June 30, 1996 from $36.9 million for the year ended June 30, 1995. The primary reason for this increase was an increase in compensation and employee benefits of $1.2 million of which approximately $1.0 million was attributable to the adoption of the Bank's Recognition and Retention Stock Benefit Plan which was approved by the shareholders in November 1995. Also contributing to the increase in noninterest expense were normal increases in all other areas of the Bank's expenses, except for other (miscellaneous) noninterest expense, which increased substantially by $1.2 million to $7.7 million for the year ended June 30, 1996 from $6.5 million for the year ended June 30, 1995. This increase resulted primarily from a $500,000 increase in the loss provision for real estate owned as well as an increase of approximately $300,000 in office operations relating to the operations of additional full service banking and consumer discount company branch offices.


Income Taxes

Income tax expense decreased by $2.3 million, or 21.3%, to $8.5 million for the year ended June 30, 1997 from $10.8 million for the year ended June 30, 1996. This decrease resulted primarily from a $6.2 million decrease in income before income taxes which resulted primarily from the aforementioned one-time SAIF assessment of $8.6 million recorded in the first quarter of fiscal 1997.

Income tax expense increased $622,000, or 6.1%, to $10.8 million for the year ended June 30, 1996 from $10.2 million for the year ended June 30, 1995. This increase was a direct result of the increase in income subject to tax, as the effective tax rate remained relatively constant at approximately 38%.


Deposit Insurance Premiums

The deposits of the Bank are presently insured by the SAIF, which along with the Bank Insurance Fund (the "BIF"), is one of the two insurance funds administered by the FDIC. In September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The assessment was 65.7 basis points per $100 in deposits, payable on November 30, 1996. For the Bank, the assessment amounted to $8.6 million (or $5.1 million when adjusted for taxes), based on the Bank's SAIF-insured deposits, including the March 31, 1995 deposits of all SAIF insured institutions acquired by Northwest after March 31, 1995, of $1.304 billion. In addition, beginning January 1, 1997, pursuant to the legislation, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation will be paid jointly by BIF-insured institutions and SAIF-insured institutions. The FICO assessment will be 1.29 basis points per $100 of BIF deposits and 6.44 basis points per $100 of SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro-rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 in deposits). The BIF and SAIF will be merged on January 1, 1999, provided the bank and saving association charters are merged by that date. In that event, pro-rata FICO sharing will begin on January 1, 1999.

Average Balance Sheet

The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances.

                                                                   Years Ended June 30,
                                     -------------------------------------------------------------------------------------
                                                   1997                        1996                        1995
                                     -------------------------------------------------------------------------------------
                                                         Average                      Average                      Average
                                        Average           Yield/     Average           Yield/     Average           Yield/
                                        Balance  Interest   Cost     Balance  Interest   Cost     Balance  Interest   Cost
                                     -------------------------------------------------------------------------------------
                                                                      (Dollars in Thousands)
Interest-earning assets:
 Loans receivable /(3)/              $1,449,807   127,019  8.76%  $1,243,758  $111,957  9.00%  $1,093,602  $ 96,473  8.82%
 Mortgage-backed securities /(4)/       278,801    19,141  6.87      259,090    17,342  6.69      218,747    14,520  6.64
 Investment securities /(4)/            106,945     6.925  6.48       75,911     5,089  6.70       61,547     3.838  6.24
 Interest-earning deposits               27,064       433  1.60       25,220       742  2.94       72,204     3,327  4.61
                                     -------------------------------------------------------------------------------------
    Total interest-earning assets     1,862,617   153,518  8.24    1,603,979   135,130  8.42    1,446,100   118,158  8.17
Noninterest-earning assets               87,740                       69,150                       54,871
                                     -------------------------------------------------------------------------------------
     Total assets                    $1,950,357                   $1,673,129                   $1,500.971
                                     =====================================================================================

Interest-bearing liabilities:
  Passbook and statement savings     $  276,659     9,490  3.43   $  277,339     9,322  3.36   $  316,197    10,414  3.29
  Checking accounts                     207,140     3,992  1.93      170,514     3,396  1.99      155,949     3,163  2.03
  Money market demand accounts           81,902     2,735  3.34       78,024     2,595  3.33       82,092     2.555  3.11
  Certificate accounts                  994,028    56,410  5.67      805,558    46,348  5.75      690,604    37,150  5.38
  FHLB advances and other
   borrowed money                       167,761     8,797  5.24      130,337     6.976  5.35       88.868     4.844  5.45
                                     -------------------------------------------------------------------------------------
   Total interest-bearing
     liabilities                      1,727,490    81,424  4.71    1,461,772    68.637  4.70    1,333,710    58.126  4.36
                                     -------------------------------------------------------------------------------------
Noninterest-bearing liabilities          31,046                       26,826                       19.127
                                     -------------------------------------------------------------------------------------
   Total liabilities                  1,758,536                    1,488,598                    1,352,837
Retained income                         191,821                      184,531                      148,134
                                     -------------------------------------------------------------------------------------
   Total liabilities and
     retained income                 $1,950,357                   $1,673,129                   $1,500,971
                                     =====================================================================================
Net interest income                              $ 72,094                     $ 66,493                            $60,032
                                     =====================================================================================
Net interest rate spread /(1)/                             3.53%                        3.72%                        3.81%
                                     =====================================================================================
Net interest earning assets          $  135,127                   $  142,207                   $  112,390
                                     ==========                   ==========                   ==========
Net interest margin /(2)/                                  3.87%                        4.15%                        4.15%
                                     =====================================================================================
Ratio of average interest-
    earning assets to average
   interest-bearing liabilities           1.08x                        1.l0x                        1.08x
                                     =====================================================================================

-----------------------------
/(1)/ Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities,
/(2)/ Net interest margin represents net interest income as a percentage of average interest-earning assets,
/(3)/ Average balances include loans which are nonaccruing.
/(4)/ Interest income on marketable securities does not include market value adjustments for marketable securities held as available-for-sale.

Rate/Volume Analysis

Net interest income can also be analyzed in terms of the impact of changes in interest rates on interest-earning assets and interest-bearing liabilities and changes in the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (change in volume multiplied by prior rate),
(ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes in rate-volume (changes in rate multiplied by changes in volume), and (iv) the net change.

                                                                       Years Ended June 30,
                                      ----------------------------------------------------------------------------------------
                                                        1997 vs. 1996                                     1996 vs. 1995
                                      ----------------------------------------------------------------------------------------
                                                     Increase/(Decrease)                              Increase/(Decrease)
                                                           Due to                                           Due to
                                      ----------------------------------------------------------------------------------------
                                                                             Total                                      Total
                                                                 Rate/    Increase                           Rate/   Increase
                                            Rate       Volume   Volume   (Decrease)     Rate      Volume    Volume  (Decrease)
                                      ----------------------------------------------------------------------------------------
                                                                                                   (In Thousands)
Interest-earning assets:
   Loans receivable                      $(2,990)     $18,548    $(495)    $15,062   $ 1,968     $13,246      $270    $15,484
   Mortgage-backed securities                466        1.319       34       1,799       122       2,678        22      2,822
   Investment securities                    (174)       2,080      (71)      1.836       288         896        67      1,251
   Interest-earning deposits                (339)          54      (25)       (309)   (1,203)     (2.165)      783     (2,585)
                                      ----------------------------------------------------------------------------------------
     Total interest-earning assets        (3,056)      22,002     (557)     18,388     1,175      14,655     1,142     16,972

Interest-bearing liabilities:
   Passbook and statement savings            191          (23)      --         168       214      (1,280)      (26)    (1,092)
   Checking accounts                        (110)         729      (24)        596       (57)        295        (5)       233
   Money market demand accounts               10          129        1         140       176        (127)       (9)        40
   Certificate accounts                     (663)      10,844     (148)     10,062     2.584       6,184       430      9,198
   FHLB advances and other
    borrowed money                          (141)       2,003      (41)      1,821       (88)      2,261       (41)     2,132
                                      ----------------------------------------------------------------------------------------
      Total interest-bearing
         liabilities                        (683)      13,682     (212)     12,787     2,829       7,333       349     10,511
                                      ----------------------------------------------------------------------------------------
      Net change in net
        interest income                  $(2,374)     $ 8,319    $(345)    $ 5,601   $(1,654)    $ 7,322      $793    $ 6,461
                                      ========================================================================================

Asset and Liability Management-Interest Rate Sensitivity Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive"' and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Bank's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by increasing the interest rate sensitivity of its interest-earning assets. The Bank (i) emphasizes the origination of short-term, fixed-rate consumer loans, and at June 30, 1997, such loans constituted $219.6 million, or 13.8%, of the Bank's total loan portfolio; (ii) emphasizes the origination of one-to four-family residential mortgage loans with terms of 15 years or less, and purchases shorter term or adjustable-rate investment securities and mortgage-backed securities; and (iii) originates adjustable-rate mortgage loans, adjustable-rate consumer loans, and adjustable-rate commercial loans, which at June 30, 1997, totaled $195.9 million or 12.3% of the Bank's total loan portfolio. Of the Bank's $2.02 billion of interest-earning assets of June 30, 1997, $495.0 million, or 24.5%, consisted of assets with adjustable-rates of interest. However, the origination of adjustable-rate loans was limited during the fiscal year ended June 30, 1997. The Bank also attempts to reduce interest rate risk by lengthening the maturities of its interest-bearing liabilities by using FHLB advances as a source of long-term fixed-rate funds, and by promoting longer term certificates of deposit.

At June 30, 1997, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $142.4 million, representing a cumulative negative one-year gap ratio of 7.04%. The Bank has a Risk Management Committee comprised of certain members of the Board of Directors which is responsible for reviewing the Bank's asset and liability management policies. The Committee meets quarterly and reviews interest rate risks and trends, the Bank's interest sensitivity position and the liquidity and market value of the Bank's investment portfolio.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1997, which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the term of repricing or the contractual term of the asset or liability. Management believes that these assumptions approximate the standards used in the savings industry and considers them appropriate and reasonable. For information regarding the contractual maturities of the Bank's loans, investments and deposits, see "Business of the Bank--Lending Activities," "--Investment Activities" and "--Sources of Funds."


                                                                                Amounts Maturing or Repricing
                                                      -----------------------------------------------------------------------------
                                                         Within      1-3         3-5       5-10       10-20     Over 20
                                                         1 Year     Years       Years     Years       Years      Years     Total
                                                      -----------------------------------------------------------------------------
                                                                                     (Dollars in Thousands)
Rate-sensitive assets:
   Interest-earning deposits                            $57,765        $--         $--         $--        $--       $--      $57,765

   Mortgage-backed securities:
     Fixed                                               12,777     13,289       6,805      10,505      6,880        --       50,256

     Variable                                           241,341         --          --          --         --        --      241,341

   Investment securities                                 15,460     31,014      37,379       5,901     32,349        --      122,103

   Real estate loans:
     Adjustable-rate                                     69,258      9,310          --          --         --        --       78,568

     Fixed-rate                                         171,608    273,800     211,135     315,576     52,461    52,461    1,077,041

   Home equity and home improvement                      37,607         --          --          --         --        --       37,607

   Education loans                                       53,542         --          --          --         --        --       53,542

   Other consumer loans                                 103,304     88,233      28,111          --         --        --      219,648

   Commercial loans                                      56,446     29,641          --          --         --        --       86,087
                                                      ------------------------------------------------------------------------------
    Total rate-sensitive assets                        $819,108   $445,287    $283,430     $31,982    $91,690   $52,461   $2,023,958
                                                      ==============================================================================

Rate-sensitive liabilities:
   Fixed maturity deposits                             $607,421   $357,070     $44,174     $26,145       $186       $--   $1,034,996

   Money market deposit accounts                         27,870     27,870      27,869          --         --        --       83,609

   Passbook accounts                                    130,000     56,455      56,455      56,455         --        --      299,365

   Checking accounts                                     20,000         --          --          --         --   202,845      222,845

   FHLB advances                                        117,000     45,000          --         899      1,313        --      164,212

   Other borrowings                                      59,246         --          --         ---         --        --       59,246
                                                      ------------------------------------------------------------------------------
    Total rate-sensitive liabilities                   $961,537   $486,395    $128,498     $83,499     $1,499  $202,845   $1,864,273
                                                      ==============================================================================
Interest sensitivity gap per period                   $(142,429)  $(41,108)   $154,932     $48,483    $90,191 $(150,384)    $159,685
                                                      ==============================================================================
Cumulative interest sensitivity gap                   $(142,429) $(183,537)   $(28,605)    $19,878   $310,069  $159,685     $159,685
                                                      ==============================================================================

Cumulative interest sensitivity gap
  as a percentage of total assets                        (7.04)%    (9.07)%     (1.41)%       .98%     15.32%     7.89%
                                                      ==============================================================================

Cumulative interest-earning assets as a
  percent of cumulative interest-bearing
  liabilities                                            85.19%        87.32%   98.18%      95.17%    100.00%   109.57%

In preparing the table above, it has been assumed, in assessing the interest rate sensitivity of the Bank that: (i) adjustable-rate mortgage loans and fixed-rate mortgage loans will prepay at an annual rate of 10.0%, (ii) commercial loans will prepay at an annual rate of 10.0%; (iii) consumer loans will prepay at an annual rate of 20.0%; (iv) fixed maturity deposits will not be withdrawn prior to maturity; (v) money market accounts will gradually reprice over the next five years; and (vi) passbook and checking accounts will reprice either when the rates on such accounts reprice as interest rate levels change, or when deposit holders withdraw funds from such accounts and select other types of deposit accounts, such as certificate accounts, which may have higher interest rates. For purposes of this analysis, management has estimated, based on historical trends, that only $20 million of the Bank's checking accounts and $130 million of the Bank's passbook accounts are interest sensitive and will reprice in one year or less, and that the remainder will reprice over longer time periods.

The above assumptions utilized by management are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Bank. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing table, For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as some adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

In an effort to assess the market risk, the Bank utilizes a simulation model to determine the effect of immediate incremental increases or decreases in interest rates on net interest income and the market value of the Bank's equity. Certain assumptions are made regarding loan prepayments and decay rates of passbook and NOW accounts. Because it is difficult to accurately project the market reaction of depositors and borrowers, the effects of actual changes in interest on these assumptions may differ from simulated results.

The Bank has established the following guidelines for assuming interest rate risk:


 . Net interest margin simulation. Given a parallel shift of 2% in interest rates, the estimated net interest margin may not change by more than 30% within a one-year period.

 . Market value of equity simulation. The market value of the Bank's equity is the net present value of the Company's assets and liabilities. Given a parallel shift of 2% in interest rates, equity may not decrease by more than 50% of total shareholder' equity.

The following table illustrates the simulated impact of a 1% or 2% upward or downward movement in interest rates on net interest income, return on average equity, earnings per share and market value of equity. This analysis was prepared assuming that interest-earning asset levels at June 30, 1997 remain constant. The impact of the rate movements was computed by simulating the effect of an immediate and sustained shift in interest rates over a twelve-month period from the June 30, 1997 levels.


                                                                               Movements in interest rates from
                                                                                      June 30, 1997 rates
----------------------------------------------------------------------------------------------------------------------------------
                                                                           Increase                         Decrease
                                                       ---------------------------------------------------------------------------
Simulated impact over the next 12 months
  compared with June 30, 1997:                                       1.0%             2.0%           1.0%               2.0%
Percentage increase/(decrease) in net income                       (15.7%)         (28.5%)           1.7%               7.0%

Increase/(decrease) in return on average equity                    (1.52%)         (2.76%)           .17%               .68%
Increase/(decrease) in earnings per share                           ($.13)          ($.23)           $.01               $.06
Percentage increase/(decrease) in market value of equity           (14.0%)         (32.3%)          17.7%              32.45


Regulatory Capital Requirements

The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of stare-chartered banks which, like the Bank, are not members of the Federal Reserve System. The FDIC's capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0% to 5.0% or more. Under the FDIC's regulation, highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill, and certain purchased mortgage servicing rights and purchased credit card relationships.

The FDIC also requires that savings banks meet a risk-based capital standard. The risk-based capital standard for savings banks requires the maintenance of total capital which is defined as Tier I capital and supplementary (Tier 2 capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item.

The components of Tier I capital are equivalent to those discussed above under the 3% leverage standard. The components of supplementary (Tier 2) capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At June 30, 1997, the Bank exceeded each of its capital requirements.

A bank which has less than the minimum leverage capital requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit to its FDIC regional director for review and approval a reasonable plan describing the means and timing by which the bank shall achieve its minimum leverage capital requirement. A bank which fails to file such plan with the FDIC is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order from the FDIC. The FDIC's regulation also provides that any insured depository institution with a ratio of Tier I capital to total assets that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the FDIA and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding thereunder solely on account of its capital ratios if it has entered into and is in compliance with a written agreement with the FDIC to increase its Tier I leverage capital ratio to such level as the FDIC deems appropriate and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The FDIC capital regulation also provide's, among other things, for the issuance by the FDIC or its designee(s) of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital to restore its capital to the minimum leverage capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), requires, among other things, that each federal banking agency revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk ("IRR"), concentration of credit risk, and the risks of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. In September 1993, the FDIC, the OCC, and the Federal Reserve Board jointly proposed for comment procedures for measuring IRR exposure and two alternative methods for determining what amount of additional capital, if any, a bank may be required to maintain for IRR. Under the proposal, exposure to IRR would be measured as the effect that a specified change in market interest rates would have on the net economic value of a bank. The change in an institution's net economic value is defined as the change in the present value of its assets minus the change in the present value of its liabilities plus the change in the present value of its off-balance-sheet positions. The banking agencies propose to measure an institution's expense using either a supervisory model or the bank's own internal model. During each examination or at request of a bank, the banking agency, under its sole discretion, will examine the bank's internal measure of interest rate risk to determine if it is acceptable to the agency using several specified criteria. Otherwise, the bank's measured exposure will be calculated under the supervisory model. The alternative methods for determining IRR consist of (i) the minimum capital standard approach, pursuant to which certain institutions would be required to hold capital to cover their excess exposure, which is defined as the aggregate dollar decline in the net economic value of the institution, as measured either by the supervisory or the internal bank model, that exceeds the proposed supervisory threshold of one percent of total assets and (ii) the risk assessment approach, pursuant to which the level of measured IRR would be just one of several factors that examiners would consider when determining a bank's IRR and the need for additional capital, which would be based on the examiner's judgment after taking into account guidance provided by the federal banking agencies.

E26

The following table summarize's the Bank's total stockholders equity, FDIC regulatory capital, total FDIC risk-based assets including off-balance sheet items, leverage and risk-based regulatory ratios at June 30, 1997.



                                                          June 30, 1997
                                                          --------------
Total shareholders' equity or GAAP capital                   $  198,494
Less: unrealized gain on securities available for sale           (1,026)
Less: intangible assets                                         (11,278)
                                                          --------------
FDIC leverage capital                                           186,190
Plus: FDIC tier 2 capital (1)                                    13,605
                                                          --------------
Total FDIC risk-based capital                                $  199,795
                                                          ==============

FDIC quarterly average total assets for leverage ratio       $2,043,977
                                                          ==============

FDIC net risk-weighted assets including
 off-balance sheet items                                     $1,088,391
                                                          ==============

FDIC leverage capital ratio                                        9.11%
Minimum requirement                                   3.00% to 5.00% (2)

FDIC risk-based capital ratio                                     18.36%
Minimum requirement                                                8.00%

---------------------

(1) Tier 2 capital consists entirely of the allowance for loan losses, which is limited to 1.25% of total risk-weighted assets as detailed under regulations of the FDIC.

(2) The FDIC has indicated that the most highly rated institutions which meet certain criteria will be required to maintain a ratio of 3.00%, and all other institutions will be required to maintain an additional cushion of 100 to 200 basis points. As of June 30, 1997, the Bank had not been advised of any additional requirements in this regard.


The Bank is also subject to Pennsylvania Department of Banking ("Department") capital guidelines. Although not adopted in regulation form, the Department utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital. The components of leverage and risk-based capital are substantially the same as those defined by the FDIC.

Liquidity and Capital Resources

The Bank is required to maintain a sufficient level of liquid assets, as determined by management and defined and reviewed for adequacy by the FDIC during their regular examinations. The FDIC, however, does not prescribe by regulation a minimum amount or percentage of liquid assets. The FDIC allows any marketable security, whose sale would not impair the capital adequacy of the Bank, to be eligible for liquidity. The Bank's liquidity is quantified through the use of a standard liquidity ratio of liquid assets to short-term borrowings plus deposits. Using this formula, the Bank's liquidity ratio was 25.7% as of June 30, 1997. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

The Bank's primary sources of funds are the amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rate levels, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Short-term interest-earning deposits with the FHLB of Pittsburgh amounted to $57.8 million at June 30, 1997. Other assets qualifying for liquidity outstanding at June 30, 1997, amounted to $424.0 million. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Statements of Cash Flows included in the Consolidated Financial Statements.

A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash were net income, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts.

Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At June 30, 1997, the Bank had $164.2 million in advances from the FHLB. The Bank borrows from the FHLB to reduce interest rate risk and to provide liquidity when necessary.

At June 30, 1997, the Bank's customers had $57.8 million of unused lines of credit available. This amount does no include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at June 30, 1997, totaled $607.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

The major sources of the Bank's cash flows are the areas of loans, marketable securities, deposits and borrowed funds.

Deposits are the Bank's primary source of externally generated funds. The level of deposit inflows during any given period is heavily influenced by factors outside of management's control, such as the general level of short-term and long-term interest rates in the economy, as well as higher alternative yields that investors may obtain on competing investments such as money market mutual funds. Financial institutions, such as the Bank, are also subject to deposit outflows. The Bank's net deposits before interest credited increased by $103.5 million, $22.7 million and $7.2 million for the fiscal years ended June 30, 1997, 1996, and 1995 respectively.

Similarly, the amount of principal repayments on loans and the amount of new loan originations is heavily influenced by the general level of interest rates in the economy. Funds received from principal payments on loans for the fiscal years ended in June 30, 1997, 1996 and 1995 were $371.3 million, $316.6 million and $229.7 million, respectively. Loan originations for the years ended June 30, 1997, 1996 and 1995 were $563.2 million, $564.4 million and $305.0 million, respectively. The Bank also sells a portion of the loans it originates and the cash flows from such sales for the fiscal years ended June 30, 1997, 1996 and 1995 were $47.9 million, $99.1 million and $20.0 million, respectively.

The Bank also experiences significant cash flows from its portfolio of marketable securities as principal payments are received on mortgage-backed securities and investment securities, which generally are of short duration, mature. During recent years, the Bank has utilized cash to increase its portfolio of investment securities. Cash flow from the repayment of principal and the maturity of marketable securities for the fiscal years ended June 30, 1997, 1996 and 1995 we're $27.0 million, $26.5 million and $20.7 million, respectively. During the fiscal years ended June 30, 1997, 1996 and 1995, the bank utilized cash to purchase marketable securities in the amount of $30.0 million, $99.2 million and $95.4 million, respectively.

The Bank utilizes borrowings as a source of liquidity, when necessary, and as a source of funds for long term investment when market conditions permit. The net cash flow from the receipt and repayment of borrowings were net increases of $6.6 million, $105.2 million and $21.9 million for the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

Other major activity with respect to cash flow was the receipt of $67.0 million of proceeds from the Bank's initial public offering during the year ended June 30, 1995 and the payment of cash dividends on common stock in the amount of $7.5 million, $9.0 million and $863,000 for the fiscal years ended June 30 1997, 1996 and 1995 respectively.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

In October 1995, the FASB released SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 establishes a fair value based method for stockbased compensation plans. SFAS 123 permits entities to expense an estimated fair value of employee stock options or to continue to measure compensation cost for these plans using the intrinsic value accounting method contained in APB Opinion No.
25. Entities that elect to continue to use the intrinsic value method must provide pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. For fiscal 1997, the Bank has elected to continue to use the intrinsic value method under APB Opinion No. 25 and has disclosed the pro forma effects of SFAS 123 in the footnotes to the financial statements.

In June 1996, the FASB released SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under SFAS 125, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does nor recognize financial assets it no longer controls and liabilities that have been extinguished. This financial-components approach focuses on the assets and liabilities that exist after the transfer. SFAS 125 also extends the "available-for-sale" or "trading" approach in SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," to non-security financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, non-security financial assets that are subject to prepayment risk that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading". SFAS 125 is generally effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, with certain provisions having been delayed until after December 31, 1997 by SFAS 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125, an amendment of Statement No. 125." Also, the extension of SFAS 115 approach to certain non-security financial assets and the amendment to SFAS 115 is effective for financial assets held on or acquired after January 1, 1997. The adoption of SFAS 125 did not have a material impact on the consolidated financial statements of the Bank.

In February 1997 the FASB released SFAS 128 "Earnings Per Share." SFAS 128 supersedes APB Opinion No. 15 "Earnings Per Share" and specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held stock or potential common stock. Essentially, this promulgation replaces the primary EPS and fully diluted EPS presentations under APB Opinion No. 15 with a basic EPS and fully diluted EPS presentation. SFAS 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997, earlier application is not permitted. The adoption of SFAS 128 is nor expected to have a material impact on the financial statements of the Bank.

In February 1997, the FASB issued SAS No.129, "Disclosure of Information about Capital Structure". SAS No. 129 summarizes previously issued disclosure guidance contained within APB Opinions Nos. 10 and 15 as well as SAS No. 47. there will be no changes to the Bank's disclosures pursuant to the adoption of SAS No. 129. This statement is effective for financial statements for periods ending after December 15, 1997.

In June 1997, the FASB issued SAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners." The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. Only the impact of unrealized gains or losses on securities available for sale is expected to be disclosed as an additional component of the Bank's income under the requirements of SAS No. 130. This statement is effective' for fiscal years beginning after December 15, 1997.

Market for Common Stock and Related Matters

Effective November 2, 1994, the Bank reorganized from mutual to stock form and established Northwest Bancorp, M.H.C., a mutual holding company (the "Holding Company"). In the Bank's initial public offering of Common Stock, which closed on November 4, 1994, 16,200,000 shares (adjusted) of Common Stock were issued to the Holding Company, and 6,900,000 (adjusted) shares were issued and sold to the Bank's customers at a price of $10.00 per share (adjusted). On November 7, 1994, the Bank's Common Stock began to trade over-the-counter on the Nasdaq National Market using the symbol "NWSB" The Bank completed a 2 for 1 stock split on May 15, 1996. The following table sets forth the high and low trading prices of the Bank's common stock during the fiscal years ended June 30, 1996 and 1997, together with the cash dividends declared, both as adjusted for the stock split.

Fiscal Year Ended                        Cash Dividends
June 30, 1996          High      Low           Declared
-------------------------------------------------------
First quarter         $12.000  $  9.625           $.075
Second quarter         13.500    11.750            .075
Third quarter          12.750    11.125            .075
Fourth quarter         12.500    11.125            .080


Fiscal Year Ended                        Cash Dividends
 June 30, 1997         High      Low           Declared
-------------------------------------------------------
First quarter         $12.250  $ 10.750           $.080
Second quarter         13.750    11.875            .080
Third quarter          15.750    14.250            .080
Fourth quarter         15.750    14.250            .080



As of June 30, 1997, the Bank had 4,397 stockholders of record and 23,376,000 outstanding shares of Common Stock, with 16,200,000 of the outstanding shares owned by the Bank's mutual holding company. This number does not reflect the number of persons whose stock is in nominee or "street" name accounts through brokers.

Payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Bank's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.


Dividend Waivers by the
Holding Company

The Federal Reserve Board approved the Bank's reorganization into the mutual holding company structure and the Holding Company's acquisition of the majority of the Bank's common stock on the following conditions:

1. The Holding Company agrees that it will make prior application to the FRB for approval to waive any dividends declared on the capital stock of the Bank and that the FRB shall have the authority to approve or deny any dividend waiver request in its discretion. Such application will be made on an annual basis with respect to any year in which the Holding Company intends to waive such dividends;

2. If a waiver is granted, dividends waived by the Holding Company will not be available for payment to minority shareholders (i.e., shareholders other than the Holding Company), and will be excluded from the capital accounts of the Bank for purposes of calculating any dividend payments to minority shareholders;

3. If a waiver is granted, the Bank will, so long as the Holding Company remains a mutual holding company, establish a restricted capital account in the cumulative amount of any dividends waived by the Holding Company for the benefit of the mutual members of the Holding Company. The restricted capital account would be senior to the claims of minority stockholders of the Bank and would not decrease notwithstanding changes in depositors of the Bank. This restricted capital account would be added to any liquidation account in the Bank established in connection with a conversion of the Holding Company to stock form and would not be available for distribution to minority shareholders. The liquidation account and restricted capital account would be maintained in accordance with the policy, rules and regulations of the Office of Thrift Supervision, notwithstanding any sale, merger, or conversion of the Holding Company;

4. In any conversion of the mutual holding company from mutual to stock form, the Holding Company will comply with the rules and regulations of the Office of Thrift Supervision, as if the Bank and the Holding Company were a savings association and a savings and loan holding company, respectively, except that such rules shall be administered by the FRB; and

5. In the event that the FRB adopts regulations regarding dividend waivers by mutual holding companies, the Holding Company will comply with the applicable requirements of such regulations.

Although mutual holding companies frequently waive dividends declared by their majority-owned savings institution subsidiaries, the Holding Company did not waive dividends paid by the Bank during the fiscal years ended June 30, 1997 and 1996.

The payment of dividends to the Holding Company will depend on a number of factors, including the Holding Company's capital needs and the investment alternatives available to the Holding Company, which may include, among others, purchasing additional shares of the Bank's common stock. Accordingly, there can be no assurance (i) that in the future the Holding Company will file applications to the FRB requesting approval to waive dividends paid by the Bank, (ii) that the FRB will approve any dividend waiver application by the Holding Company should such application be filed, (iii) as to the terms that may be imposed by the FRB on any future waiver, and (iv) that the Holding Company will waive dividends paid by the Bank.

Stockholder Information


Annual Meeting                                                      Independent Auditor
The Annual Meeting of Stockholders will be held                     KPMG Peat Marwick LLP
at 11:00 a.m., on December 10, 1997, at the Knights                 One Mellon Bank Center
of Columbus Hall, 219 2nd Avenue, Warren,                           Pittsburgh, Pennsylvania 15219
Pennsylvania, 16365.


                                                                    Transfer Agent
Stock Listing
                                                                    Address changes and all stockholder inquiries
The Bank's Common Stock trades over-the-counter                     should be directed to:
on the Nasdaq National Market under the symbol
"NWSB."                                                             AMERICAN STOCK TRANSFER AND TRUST COMPANY
                                                                    40 Wall Street
                                                                    New York, NY 10005

Special Counsel                                                     Annual Report on Form 10-K

Luse Lehman Gorman Pomerenk & Schick                                A copy of the Bank's Form 10-K for the fiscal year
5335 Wisconsin Avenue, N.W                                          ended June 30, 1997, will be furnished without
Washington, D.C. 20015                                              charge to stockholders as of November 1, 1997,
                                                                    upon written request to the Secretary, Northwest
                                                                    Savings Bank, Liberty and Second Streets, Warren,
                                                                    Pennsylvania 16365---(814) 726-2140.

Report of Management Regarding: Internal Control
Structure Over Financial Statements and FDICIA Designed
Laws and Regulations

MANAGEMENT REPORT


Financial Statements

Northwest Savings Bank (the Bank) is responsible for the preparation, integrity and fair presentation of its published statements as of June 30, 1997, and the year then ended. The financial statements have been prepared in accordance with generally accepted accounting principles, and as such, include amounts, some of which are based on judgments and estimates of management.


Internal Control Structure Over Financial Reporting

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting (presented in conformity with generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income (call report instructions) ). The structure contains monitoring mechanisms, and actions taken to correct deficiencies, if identified.

There are inherent limitations in the effectiveness of any internal control structure, including the possibility of human error and the circumvention of overriding controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control structure may vary over time.

Management assessed the Bank's internal control structure over financial reporting (presented in conformity with generally accepted accounting principles) as of June 30, 1997. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control.Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of June 30, 1997, Northwest Savings Bank maintained an effective internal control structure over financial reporting presented in conformity with generally accepted accounting principles.


Compliance With Laws and Regulations

Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed its compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that Northwest Savings Bank is in compliance, in all significant respects, with the designated laws and regulations relating to safety and soundness as of the year ended June 30, 1997.

August 15, 1997


/s/ John O. Hanna
Chief Executive Officer
John O. Hanna


/s/ William J. Wagner
Chief Financial Officer
William J. Wagner


/s/ Richard F. Seibel
Corporate Auditor
Richard F. Seibel

                             NORTHWEST SAVINGS BANK
                                AND SUBSIDIARIES


                                       .


                             CONSOLIDATED FINANCIAL

                            STATEMENTS AND SCHEDULES



                                       .

                          June 30, 1997, 1996 and 1995
                  (With Independent Auditors' Report Thereon)

INDEPENDENT AUDITORS' REPORT




The Board of Directors
Northwest Savings Bank:



  We have audited the accompanying consolidated statements of financial condition of Northwest Savings Bank and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northwest Savings Bank and subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.


                                                  KPMG Peat Merrick LLP



Pittsburgh, Pennsylvania
August 15, 1997

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             June 30, 1997 and 1996

                         (Dollar amounts in thousands)


                                                                                    1997                                  1996
                                                                            --------------------------------------------------
Assets
Cash and cash equivalents                                                   $     13,747                          $     13,806
Interest-bearing deposits in other financial institutions                         57,765                                30,498
Marketable securities available-for-sale (notes 4 and 11)                        259,720                               241,475
Marketable securities held-to-maturity (market value
  of $152,744 and $154,737) (notes 4 and 11)                                     153,980                               156,018
Loans receivable, net of allowance for estimated
  losses of $13,611 and $13,130 (notes 5, 7 and 11)                            1,536,498                             1,374,955
Accrued interest receivable (note 6)                                              11,027                                 9,499
Real estate owned, net                                                             4,549                                 5,771
Federal Home Loan Bank stock, at cost
  (notes 8 and 11)                                                                12,144                                10,811
Premises and equipment, net (note 9)                                              21,481                                17,768
Goodwill and other intangibles                                                    11,586                                 9,648
Other assets                                                                       8,866                                 7,676
                                                                            --------------------------------------------------
    Total assets                                                            $  2,091,363                             1,877,925
                                                                            ==================================================

Liabilities and Shareholders' Equity

Liabilities:
    Deposits (note 10)                                                      $  1,640,815                             1,450,047
    Borrowed funds (note 11)                                                     223,458                               211,761
    Advances by borrowers for taxes and insurance                                 12,985                                12,268
    Accrued interest payable                                                       4,312                                 4,128
    Other liabilities                                                             11,299                                 9,070
                                                                            --------------------------------------------------
      Total liabilities                                                        1,892,869                             1,687,274

Shareholders' equity (notes 13 and 16):
    Common stock, $.10 par value, authorized 50,000,000
      shares; 23,376,000 issued and outstanding at
      June 30, 1997 and 1996                                                       2,338                                 2,338
    Paid-in capital                                                               67,854                                67,671
    Retained earnings, substantially restricted (note 13)                        131,423                               125,239
    Unrealized gain on securities available-for-sale,
      net of income taxes                                                          1,026                                 1,325
    Unearned employee stock ownership plan shares (note 14)                       (2,358)                               (3,328)
    Unearned recognition and retention plan shares (note 14)                      (1,789)                               (2,594)
                                                                            --------------------------------------------------
      Total shareholders' equity                                                 198,494                               190,651
                                                                            --------------------------------------------------
      Total liabilities and shareholders' equity                              $2,091,363                             1,877,925
                                                                            ==================================================

See accompanying notes to consolidated financial statements.

                     NORTHWEST SAVINGS BANK AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                For the Years Ended June 30, 1997, 1996 and 1995

                        (Amounts in thousands)



                                                                          1997                   1996                   1995
                                                                   ---------------------------------------------------------
Interest income:
  Loans receivable                                                  $  127,019                111,957                 96,473
  Mortgage-backed securities                                            19,141                 17,342                 14,520
  Investment securities                                                  6,925                  5,089                  3,838
  Interest-bearing deposits                                                433                    742                  3,327
                                                                   ---------------------------------------------------------
    Total interest income                                              153,518                135,130                118,158
                                                                   ---------------------------------------------------------
Interest expense:
  Deposits (note 10)                                                    72,627                 61,661                 53,282
  Borrowed funds                                                         8,797                  6,976                  4,844
                                                                   ---------------------------------------------------------
    Total interest expense                                              81,424                 68,637                 58,126
                                                                   ---------------------------------------------------------
    Net interest income                                                 72,094                 66,493                 60,032
Provision for possible loan losses (note 7)                              2,491                  1,502                  1,098
                                                                   ---------------------------------------------------------
    Net interest income after provision
      for possible loan losses                                          69,603                 64,991                 58,934
                                                                   ---------------------------------------------------------
Noninterest income:
  Loan fees and service charges                                          2,351                  1,952                  1,740
  Gain (loss) on sales of marketable securities, net                       901                     --                    (36)
  Loss on sale of loans                                                   (420)                (1,022)                  (283)
  Gain on sale of real estate owned                                        496                    274                    317
  Other operating income                                                 3,408                  2,921                  2,774
                                                                   ---------------------------------------------------------
    Total noninterest income                                             6,736                  4,125                  4,512
Noninterest expense:
  Compensation and employee benefits (note 14)                          25,990                 21,756                 20,548
  Premises and occupancy costs                                           5,163                  4,536                  4,047
  SAIF recapitalization assessment (note 17)                             8,565                     --                     --
  Federal insurance premiums                                             1,302                  3,019                  2,764
  Data processing                                                        1,135                  1,170                  1,043
  Check processing expenses                                              1,543                  1,391                  1,088
  Advertising                                                            1,606                  1,197                    949
  Other expenses                                                         8,899                  7,758                  6,532
                                                                   ---------------------------------------------------------
    Total noninterest expense                                           54,203                 40,827                 36,971
                                                                   ---------------------------------------------------------
    Income before income taxes                                          22,136                 28,289                 26,475

Income taxes (note 12):
 Federal                                                                 7,076                  8,855                  8,660
 State                                                                   1,396                  1,948                  1,521
                                                                   ---------------------------------------------------------
   Total income taxes                                                    8,472                 10,803                 10,181
                                                                   ---------------------------------------------------------
   Net income                                                       $   13,664                 17,486                 16,294
                                                                   =========================================================
Earnings per share (note 1)                                         $      .59                    .77                    .47
                                                                   =========================================================


See accompanying notes to consolidated financial statements.

                     NORTHWEST SAVINGS BANK AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                For the Years Ended June 30, 1997, 1996 and 1995

                             (Amounts in thousands)


                                                                                    1997             1996             1995
                                                                            --------------------------------------------------
Common stock:
    Balance at beginning of fiscal year                                      $     2,338            1,155               --
    Issuance of common stock (note 2)                                                 --               --            1,155
    Issuance of recognition and retention plan shares                                 --               14               --
    Adjustment resulting from two-for-one stock split                                 --            1,169               --
                                                                            --------------------------------------------------
        Balance at June 30                                                         2,338            2,338            1,155

Paid-in capital:
    Balance at beginning of fiscal year                                           67,671           65,596               --
    Issuance of common stock (note 2)                                                 --               --           65,822
    Issuance of recognition and retention plan shares                                 --            3,229               --
    Adjustment resulting from two-for-one stock split                                 --           (1,169)              --
    Excess of fair value above cost (cost above fair value)
     of employee stock ownership plan (ESOP) shares released                         183               15             (226)
                                                                             --------------------------------------------------
        Balance at June 30                                                        67,854           67,671           65,596

Retained earnings:
    Balance at beginning of fiscal year                                          125,239          114,724          102,319
    Net income                                                                    13,664           17,486           16,294
    Capitalization of Northwest Bancorp, MHC                                          --               --           (1,000)
    Dividends ($.32 per share in 1997, $.30 per share
      in 1996 and $.125 per share in 1995)                                        (7,480)          (6,971)          (2,889)
                                                                            --------------------------------------------------
        Balance at June 30                                                       131,423          125,239          114,724

Unrealized gain on securities available-for-sale:
    Balance at beginning of fiscal year                                            1,325            1,527               --
    Effect of change in accounting for certain debt and
      equity securities at date of adoption,
        net of deferred taxes (note 1)                                                --               --              135
    Net change in unrealized gain on securities,
      net of deferred taxes                                                         (299)            (202)           1,392
                                                                            --------------------------------------------------
        Balance at June 30                                                         1,026            1,325            1,527

Unearned ESOP shares:
    Balance at beginning of fiscal year                                           (3,328)          (4,312)              --
    Common shares acquired by ESOP (note 2)                                           --               --           (5,452)
    ESOP shares released                                                             970              984            1,140
                                                                            --------------------------------------------------
        Balance at June 30                                                        (2,358)          (3,328)          (4,312)

Unearned recognition and retention plan (RRP) shares:
    Balance at beginning of fiscal year                                           (2,594)              --               --
    Common shares acquired by RRP                                                     --           (3,243)              --
    RRP shares released                                                              805              649               --
                                                                            --------------------------------------------------
         Balance at June 30                                                       (1,789)          (2,594)              --
                                                                            --------------------------------------------------
         Total shareholders' equity                                          $    198,494          190,651          178,690
                                                                            --------------------------------------------------

See accompanying notes to consolidated financial statements.

                     NORTHWEST SAVINGS BANK AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                For the Years Ended June 30, 1997, 1996 and 1995

                             (Amounts in thousands)

                                                                           1997                   1996                    1995
                                                                   ------------------------------------------------------------
Operating activities:
   Net income                                                       $    13,664                 17,486                  16,294
   Adjustments to reconcile net income to net
      cash provided by operations:
         Provision for possible loan losses                               2,491                  1,502                   1,098
         Net (gain) loss on sales of assets                                (977)                   748                      38
         Depreciation of premises and equipment                           1,879                  1,645                   1,570
         Amortization of deferred loan fees                                (715)                (1,297)                   (925)
         Decrease (increase) in other assets                                484                   (538)                 (2,240)
         Increase in other liabilities                                    1,625                    413                   1,733
         Amortization of discounts on
           marketable securities                                           (431)                  (421)                   (352)
         Noncash compensation expense related to
           stock benefit plans                                            2,212                  1,648                     914
         Other                                                               --                    163                     282
                                                                   ------------------------------------------------------------
           Net cash provided by operating activities                     20,232                 21,349                  18,412

Investing activities:
   Purchase of marketable securities held-to-maturity                        --                (18,684)                (75,857)
   Purchase of marketable securities available-for-sale                 (29,992)               (80,504)                (19,513)
   Proceeds from maturities and principal reductions
     of marketable securities held-to-maturity                           18,315                 16,663                  19,349
   Proceeds from maturities and principal reductions
     of marketable securities available-for-sale                          8,692                  9,881                   1,320
   Proceeds from sales of marketable securities
     available-for-sale                                                  15,496                     --                      --
   Loan originations                                                   (563,188)              (564,380)               (304,974)
   Purchases of loans                                                        --                     --                 (36,943)
   Proceeds from loan maturities and
     principal reductions                                               371,295                316,574                 229,731
   Proceeds from loan sales                                              47,985                 99,062                  19,956
   Purchase of Federal Home Loan Bank stock                                (973)                (1,142)                   (547)
   Proceeds from sale of real estate owned                                1,978                  2,169                   4,419
   Purchase of real estate for investment                                  (391)                  (358)                   (468)
   Purchase of premises and equipment                                    (4,153)                (3,928)                 (3,213)
   Acquisitions, net of cash acquired (note 3)                          (13,959)                11,182                  (3,996)
                                                                   ------------------------------------------------------------
      Net cash used by investing activities                            (148,895)              (213,465)               (170,736)

                                                                     (Continued)

                     NORTHWEST SAVINGS BANK AND SUBSIDIARIES

                             (Amounts in thousands)


                                                                           1997                    1996                   1995
                                                                  --------------------------------------------------------------
Financing activities:
    Increase in deposits, net                                       $   156,174                  70,118                 48,541
    Proceeds from long-term borrowings                                   63,136                  18,269                 37,225
    Repayments of long-term borrowings                                  (75,260)                (28,108)               (15,327)
    Net increase in short-term borrowings                                18,821                 115,000
    Increase in advances by borrowers for
      taxes and insurance                                                   480                      76                    704
    Common stock acquired by ESOP                                            --                      --                 (5,452)
    Cash dividends paid                                                  (7,480)                 (8,996)                  (863)
    Proceeds from sale of common stock                                       --                      --                 66,977
    Capitalization of Northwest Bancorp, MHC                                 --                      --                 (1,000)
                                                                  --------------------------------------------------------------
        Net cash provided by financing activities                       115,871                 166,359                130,805
                                                                  --------------------------------------------------------------
          Net increase (decrease) in cash and
            cash equivalents                                        $    27,208                 (25,757)               (21,519)
                                                                  ==============================================================

Cash and cash equivalents at beginning of year                           44,304                  70,061                 91,580
Net increase (decrease) in cash and cash equivalents                     27,208                 (25,757)               (21,519)
                                                                  --------------------------------------------------------------
Cash and cash equivalents at end of year                            $    71,512                  44,304                 70,061
                                                                  ==============================================================

Cash paid during the year for:
    Interest on deposits and borrowings (including
       interest credited to deposit accounts of $52,665,
       $47,385 and $41,370, respectively)                           $    81,240                  68,218                 57,512
                                                                  ==============================================================

    Income taxes                                                    $     8,531                  11,408                 10,939
                                                                  ==============================================================

Noncash activities:
    Business acquisitions:
       Fair value of assets acquired                                $    59,560                 115,220                 17,392
       Cash paid                                                    $   (18,772)                (15,028)                (5,520)
                                                                  ==============================================================
         Liabilities assumed                                        $    40,788                 100,192                 11,872
                                                                  ==============================================================

    Loans transferred to real estate owned                          $     1,654                   2,072                  2,011
                                                                  ==============================================================
    Sale of real estate owned financed by Bank                      $       108                     700                  2,117
                                                                  ==============================================================

See accompanying notes to consolidated financial statements.
                                                                              41

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1997, 1996 and 1995

           (All dollar amounts presented in tables are in thousands)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Nature of Operations

Northwest Savings Bank (the "Bank") headquartered in Warren, Pennsylvania, is a retail-oriented financial institution which offers traditional deposit and loan products through its 57 community banking offices in Pennsylvania. Northwest Savings Bank and its subsidiaries also offer consumer finance products through 29 consumer finance offices in Pennsylvania and one in New York. The Bank maintains geographic diversification in its real estate loan portfolio by operating, through a subsidiary, four mortgage loan production offices in New York, one office in Pennsylvania and two offices in South Carolina.


Consolidation

The consolidated financial statements include the accounts of the Bank and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.


Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other financial institutions.


Marketable Securities

The Bank classifies marketable securities at the time of their purchase as either held-to-maturity, available-for-sale or trading securities in accordance with Statement of Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which it adopted as of July 1, 1994. If it is management's intent and the Bank has the ability to hold such securities until their maturity, these securities are classified as held-to-maturity and are carried on the Bank's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of shareholders' equity, net of tax. Securities available-for-sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk or other market factors. The cost of securities sold is determined on a specific identification basis. The Bank has no securities classified as trading.

On December 31, 1995, the Bank reclassified marketable securities with an amortized cost of $121.2 million from held-to-maturity to available-for-sale. The net unrealized gain on the marketable securities reclassified was $758,000, net of income taxes, at the time of reclassification. The reclassification was in accordance with the Financial Accounting Standards Board ("FASB") special report, "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities," that permitted this one-time reassessment.

Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold stock of its district FHLB according to a predetermined formula. This stock is recorded at cost and may be pledged to secure FHLB borrowings.


Loans Receivable

Loans are stated at their unpaid principal balance net of any deferred origination fees or costs and the allowance for estimated loan losses. Interest income on loans is credited to income as earned. Interest earned on loans for which no payments were received during the month is accrued at month end. Interest accrued on loans more than ninety days delinquent is offset by a reserve for uncollected interest, and such loans are placed on a nonaccrual status.

The Bank has identified certain residential loans which will be sold prior to maturity. These loans are recorded at the lower of amortized cost or market value and are not significant as of June 30, 1997 and 1996.

Loan fees and certain direct loan origination costs are deferred, and the net deferred income or cost is then recognized using the level-yield method over the contractual life of the loans, adjusted for estimated prepayments.


Real Estate

Real estate owned (acquired by foreclosure or voluntarily conveyed by delinquent borrowers) is initially recorded at fair value at the time of acquisition and subsequently reported at the lower of its new cost basis or fair value less estimated costs to sell. Losses on real estate owned are charged to operations.


Provision for Loan Losses

Provisions for estimated losses on specific loans are charged to the' allowance for loan losses when, in the opinion of management, a significant decline reduces the estimated fair value of the underlying collateral to less than its current carrying value. Provisions for estimated losses on the loan portfolios, other than those specifically identified, are charged to earnings in an amount that results in a general loss allowance sufficient, in management's judgment, to cover anticipated losses based on past and expected future loss experience and economic conditions.

The Bank adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure," on July 1, 1995. Generally, all nonaccrual loans are deemed to be impaired. In addition, management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. In evaluating whether a loan is impaired, management considers not only the amount that the Bank expects to collect but also the timing of collection. Generally, if a delay in payment is insignificant (e.g., less than 30 days), a loan is not deemed to be impaired.

When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's market price or fair value of the collateral if the loan is collateral dependent. The majority of loans deemed to be impaired by management are collateral dependent. Loans are evaluated individually for impairment. Smaller balance, homogeneous loans (e.g., primarily consumer and residential mortgages) are evaluated collectively for impairment. Impairment losses are included in the allowance for possible loan losses. Impaired loans are charged off when management believes that the ultimate collectibility of a loan is not likely.

Interest income on impaired loans is recognized using the cash basis method. Interest on impaired loans that are contractually past due ninety days and over is reserved.


Goodwill and Identified Intangibles

Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.


Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is accumulated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are forty to fifty years for buildings, five years for automobiles and five to twenty years for furniture and other equipment. Amortization of leasehold improvements is accumulated on a straight-line basis over the terms of the related leases or the useful lives of the related assets, whichever is shorter.


Savings Deposits

Interest on savings deposits is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the accounts.

Income Taxes

Income tax expense is recognized after giving effect to special rules applicable to thrift institutions. The Bank joins with its wholly owned subsidiaries in filing a consolidated federal income tax return.

The Bank accounts for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting and tax basis of the Bank's assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled.


Pension Plan

The Bank has a noncontributory defined benefit pension plan. The net periodic pension cost has been calculated in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pension".


Reclassification of Prior Year's Statements

Certain items previously reported have been reclassified to conform with the current year's reporting format.

The number of shares and related earnings per share have been restated to reflect a two-for-one stock split (see note 13).


Derivative Financial Instruments

In October 1994, the FASB issued SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS 119"). SFAS 119 is effective for years ending after December 15, 1994. The Bank has no involvement with financial instruments that meet the definition of a derivative as defined by SFAS 119.


Earnings Per Share

Primary and fully diluted earnings per share are based on the weighted average number of common shares and common equivalent shares (using the treasury share method) outstanding during each period. The Bank's common equivalent shares consist of shares earned under the ESOP and the assumed conversion of outstanding stock options. The resulting number of shares used in computing primary and fully diluted earnings per share was 23,150,650 for the year ended June 30, 1997, 22,856,329 for the year ended June 30, 1996, and 22,634,800 for the period from November 5, 1994 (see note 2), to June 30, 1995. Earnings per share totaled $.59 for the year ended June 30, 1997, $.77 for the year ended June 30, 1996, and $.47 per share for the period from November 5, 1994, to June 30, 1995.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.



(2) CORPORATE REORGANIZATION AND STOCK ISSUANCE


On February 16, 1994, the Bank adopted a plan of reorganization into a Pennsylvania chartered mutual holding company. The Bank received the approval of the Federal Reserve, the Pennsylvania Department of Banking and the FDIC for transactions contemplated by the plan of reorganization, which authorized the Bank to offer stock in one or more public stock offerings up to a maximum of 49% of the issued and outstanding shares of its common stock. As a result of the offering in November 1994, Northwest Bancorp, MHC (mutual holding company) received 16,200,000 shares (70.1%) of Northwest Savings Bank (stock bank) stock. The Bank's ESOP purchased 552,000 shares. Also as a result of the stock offering, Northwest Savings Bank received gross proceeds of $69,000,000. Expenses associated with the offering totaled $2,023,000, resulting in net capital additions to the Bank of $66,977,000. The Bank recorded common stock at par of $1,155,000 and paid-in capital of $65,822,000 from the stock issuance.

(3) BUSINESS COMBINATIONS


During fiscal 1997, the Bank completed the acquisition of a savings bank and a consumer discount company: the savings bank had assets of approximately $56,000,000 and was purchased using cash of $17,986,000, and the consumer discount company had assets of approximately $1,050,000 and was purchased for cash of $786,000. The acquisitions were recorded using the purchase method of accounting resulting in goodwill of approximately $3,000,000 which is being amortized over a 10-year period on a straight-line basis.

During fiscal 1996, the Bank completed the acquisition of two financial institutions: a commercial bank with assets of approximately $39,300,000 for $7,798,000 in cash and a savings bank with assets of approximately $45,600,000 for $7,230,000 in cash. The acquisitions were recorded using the purchase method of accounting resulting in goodwill of approximately $6,500,000 which is being amortized over a 10-year period on a straight-line basis. The Bank also purchased a retail office facility and assumed deposits of $23,800,000 from another financial institution. The resulting deposit premium intangible of approximately $1,100,000 is being amortized over a 15-year period on a straight-line basis.

During fiscal 1995, the Bank completed two minor acquisitions of: a consumer discount company with assets of approximately $13,000,000 which was purchased for cash of $4,234,000 and a mortgage banking company with assets of approximately $4,000,000 which was purchased for cash of $225,000. The acquisitions were recorded using the purchase method of accounting resulting in goodwill of approximately $1,900,000. Goodwill of approximately $350,000 relating to the mortgage banking company was charged to expense in the year ended June 30, 1997, as a result of restructuring the Bank's mortgage banking operations, and the goodwill relating to the consumer discount company is being amortized over a 15-year period on a straight-line basis.

(4)  MARKETABLE SECURITIES


Marketable securities at June 30, 1997, are as follows:

                                                                 Gross        Gross
                                                            unrealized   unrealized
                                                 Amortized     holding      holding      Market
                                                      cost       gains       losses       value
                                                 -----------------------------------------------
Held-to-maturity:

U.S. government and agencies:
  Due in one year or less                        $  12,057          47          --       12,104
  Due after one year--five years                    30,811         436         (17)      31,230
Corporate debt issues:
  Due in one year or less                              201          --          --          201
  Due after one year--five years                       100          --          --          100
  Due after ten years                                  250          --          --          250
Mortgage-backed securities:
  Fixed rate pass-through                           10,853          30        (112)      10,771
  Variable rate pass-through                        13,397         335         (42)      13,690
  Fixed rate CMO                                     1,400           2          (3)       1,399
  Variable rate CMO                                 84,911         673      (2,585)      82,999
                                                 ----------------------------------------------
     Total mortgage-backed securities              110,561       1,040      (2,742)     108,859
                                                 ----------------------------------------------
     Total securities held-to-maturity           $ 153,980       1,523      (2,759)     152,744
                                                 ==============================================

Available-for-sale:

U.S. government and agencies:
  Due in one year or less                        $   3,197           5          --        3,202
  Due after one year--five years                    34,730         431        (100)      35,061
  Due after ten years                               25,363          11        (365)      25,009
Equity securities                                    2,169       1,754          --        3,923
Municipal securities:
  Due in one year--five years                        2,403          27          (9)       2,421
  Due in five years--ten years                       5,824          81          (4)       5,901
  Due after ten years                                3,095          72          --        3,167
Mortgage-backed securities:
  Fixed rate pass-through                           36,782       1,198         (84)      37,896
  Variable rate pass-through                           770          14          --          784
  Fixed rate CMO                                        99           8          --          107
  Variable rate CMO                                143,658       1,225      (2,634)     142,249
                                                 ----------------------------------------------
     Total mortgage-backed securities              181,309       2,445      (2,718)     181,036
                                                 ----------------------------------------------
     Total securities available-for-sale         $ 258,090       4,826      (3,196)     259,720
                                                 ==============================================

                                                                    (Continued)
46

Marketable securities at June 30, 1996, are as follows:

                                                                    Gross        Gross
                                                               unrealized   unrealized
                                                    Amortized     holding      holding   Market
                                                         cost       gains       losses    value
                                                     ------------------------------------------
Held-to-maturity:

U.S. government and agencies:
  Due in one year or less                            $ 11,192          14         (15)   11,191
  Due after one year--five years                       42,644         587        (162)   43,069
Corporate debt issues due after ten years                 250          31          --       281
Mortgage-backed securities:
  Fixed rate pass-through                              11,063          --        (200)   10,863
  Variable rate pass-through                            2,998         153          --     3,151
  Fixed rate CMO                                          761          --         (25)      736
  Variable rate CMO                                    87,110         654      (2,318)   85,446
                                                     ------------------------------------------
     Total mortgage-backed securities                 101,932         807      (2,543)  100,196
                                                     ------------------------------------------
     Total securities held-to-maturity               $156,018       1,439      (2,720)  154,737
                                                     ==========================================

Available-for-sale:

U.S. government and agencies:
  Due in one year or less                            $    450          --          (2)      448
  Due after one year--five years                       37,540         546        (178)   37,908
  Due after five years--ten years                         100          --          (1)       99
  Due after ten years                                   8,993          --        (450)    8,543
Equity securities                                       1,113       1,040         (12)    2,141
Corporate debt issues:
  Due in one year or less                               1,098           2          (1)    1,099
  Due after one year--five years                          303          --          (2)      301
Municipal securities:
  Due in one year or less                                  20          --          --        20
  Due after five years---ten years                      1,310          11         (16)    1,305
  Due after ten years                                     100          --          (3)       97
Mortgage-backed securities:
  Fixed rate pass-through                              51,328       1,496        (169)   52,655
  Variable rate pass-through                            1,041           8          (2)    1,047
  Fixed rate CMO                                        1,854          12         (12)    1,854
  Variable rate CMO                                   134,032       1,794      (1,868)  133,958
                                                     ------------------------------------------
     Total mortgage-backed securities                 188,255       3,310      (2,051)  189,514
                                                     ------------------------------------------
     Total securities available-for-sale             $239,282       4,909      (2,716)  241,475
                                                     ==========================================

Expected maturities for mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

                                                                     (Continued)

The following table presents information regarding the issuers and the carrying value of the Bank's mortgage-backed securities:

                                                 June 30,
                                            -------------------
                                                 1997     1996
                                            -------------------
     Mortgage-backed securities:
       FNMA                                  $140,775  140,566
       GNMA                                    29,338   39,729
       FHLMC                                  120,400  109,438
       Other (nonagency)                        1,084    1,713
                                             ------------------
        Total mortgage-backed securities     $291,597  291,446
                                             ==================

Marketable securities having a carrying value of $71,269,000 at June 30, 1997, were pledged to secure public deposits. During fiscal year 1997, the Bank sold marketable securities available-for-sale for $15,496,000 realizing a gross pretax profit of $901,000. During fiscal years 1996 and 1995, the Bank did not sell any marketable securities.


(5)  LOANS RECEIVABLE

Loans receivable at June 30, 1997 and 1996, are summarized in the table below:

                                                        1997        1996
                                                 -----------------------
Real estate loans:
   One- to four-family                            $1,096,315   1,008,288
   Multi-family and commercial                       100,912      97,612
                                                  ----------------------
      Total real estate loans                      1,197,227   1,105,900

Consumer loans:
   Home equity and home improvement                   37,607      38,146
   Education loans                                    53,542      47,842
   Loans on savings accounts                           7,176       6,543
   Other                                             212,472     159,532
                                                  ----------------------
      Total consumer loans                           310,797     252,063

Commercial loans                                      86,087      67,045
                                                  ----------------------
      Total loans receivable, gross                1,594,111   1,425,008

Deferred loan fees                                    (2,384)     (3,495)
Undisbursed loan proceeds (real estate loans)        (41,618)    (33,428)
Allowance for loan losses (real estate loans)         (6,898)     (9,133)
Allowance for loan losses (other loans)               (6,713)     (3,997)
                                                  ----------------------
      Total loans receivable, net                 $1,536,498   1,374,955
                                                  ======================


As of June 30, 1997 and 1996, the Bank serviced loans for others approximating $97,869,000 and $85,865,000, respectively. These loans serviced for others are nor assets of the Bank and are appropriately excluded from the Bank's financial statements.

At June 30, 1997, approximately 90% of the Bank's net loan portfolio was secured by properties located in Pennsylvania. The Bank does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

Loans receivable at June 30, 1997, include $195,869,000 of adjustable rate loans and $1,398,242,000 of fixed rate loans.

In the normal course of business, the Bank extends credit in the form of mortgage commitments, undisbursed lines of credit and standby letters of credit. These off-balance-sheet instruments involve, to various degrees, elements of credit and interest rate risk not reported in the consolidated statement of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contract amount of the financial instrument. The Bank uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet instruments. Financial instruments with off-balance-sheet risk as of June 30, 1997 and 1996, are presented in the following table:

                                                 1997           1996
                                                ---------------------
Mortgage loan commitments                       $22,434        22,682
Undisbursed lines of credit                      57,838        53,620
Standby letters of credit                         2,319         1,889
                                                ---------------------
                                                $82,591        78,191
                                                =====================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit is based on management's credit evaluation of the counterpart. Collateral held varies but generally may include cash, marketable securities and property.

Outstanding mortgage loan commitments at June 30, 1997, for fixed and adjustable rate loans, are $21,984,000 and $450,000, respectively. The interest rates on these commitments approximate market rates at June 30, 1997.

As discussed in note 1, on July 1, 1995, the Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." All of the Bank's nonaccrual loans, which totaled $10,430,000 at June 30, 1997, and $9,481,000 at June 30, 1996, are considered to be impaired loans. Average impaired loans during 1997 and 1996 we're $11,818,000 and $10,394,000, respectively. All of the Bank's impaired loans at June 30, 1997, were collateral dependent. Since at June 30, 1997, the value of the collateral for each impaired loan exceeded the carrying value of the impaired loan, no impairment reserve was established. Interest income on impaired loans for fiscal 1997, recognized using a cash basis method of accounting, was $305,000. There was no interest income recognized on impaired loans during fiscal 1996.

The foregone interest on nonaccrual loans for the year ended June 30, 1995, was $870,000. There were no commitments to lend additional funds to debtors on nonaccrual status.

(6)  ACCRUED INTEREST RECEIVABLE



Accrued interest receivable as of June 30, 1997 and 1996, is presented in the following table:

                                         1997         1996
                                     ----------------------
Investment securities                $  2,072        1,787
Mortgage-backed securities              1,264        1,114
Loans receivable                        7,691        6,598
                                     ----------------------
                                     $ 11,027        9,499
                                     ======================

(7)  ALLOWANCE FOR ESTIMATED LOSSES


Changes in the allowance for losses on loans receivable for the years ended June 30, 1997, 1996 and 1995, are presented in the following table:

                                         1997         1996          1995
                                     ------------------------------------
Balance, beginning of fiscal year    $ 13,130       11,833        11,238
  Provision                             2,491        1,502         1,098
  Charge-offs                          (2,537)      (1,333)       (1,071)
  Acquisitions                            153          700           235
  Recoveries                              374          428           333
                                     ------------------------------------
Balance, end of fiscal year          $ 13,611       13,130        11,833
                                     ====================================

Management believes that the allowance for estimated losses is adequate as of June 30, 1997. While management uses available information to provide for losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may requite the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.



(8)  FEDERAL HOME LOAN BANK STOCK


The Bank is a member of the Federal Home Loan Bank system. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost, in an amount not less than 1% of its outstanding home loans or 1/20 of its outstanding notes payable to the Federal Home Loan Bank of Pittsburgh, whichever is greater, as calculated at December 31 of each year.

(9)  PREMISES AND EQUIPMENT


Premises and equipment at June 30, 1997 and 1996, are summarized by major classification in the following table:

                                                       1997          1996
                                                     ----------------------
Land and land improvements                           $  2,413        2,250
Office buildings and improvements                      21,636       18,437
Furniture, fixtures and equipment                      15,098       13,156
Leasehold improvements                                  3,023        2,862
                                                     ----------------------
      Total, at cost                                   42,170       36,705

   Less accumulated depreciation and amortization      20,689       18,937
                                                     ----------------------
       Premises and equipment, net                  $  21,481       17,768
                                                     ======================

Depreciation and amortization expense for the years ended June 30, 1997, 1996 and 1995, was $1,879,000, $1,645,000 and $1,570,000, respectively.

Premises used by certain of the Bank's branches are occupied under formal operating lease arrangements. The leases expire on various dates through 2012. Minimum annual rentals by fiscal year are summarized in the following table:

                    1998          $ 1,074
                    1999              790
                    2000              584
                    2001              319
                    2002              197
                    Thereafter        884
                                  -------
                      Total       $ 3,848
                                  =======

Rental expense for the years ended June 30, 1997, 1996 and 1995, was $1,362,000, $1,268,000 and $1,016,000, respectively.


(10) SAVINGS DEPOSITS


Savings deposit balances at June 30, 1997 and 1996, are shown in the table below:

                                                 1997          1996
                                           -------------------------
Passbook accounts                          $  299,365       296,099
Interest-bearing checking accounts            206,299       184,289
Noninterest-bearing checking accounts          16,546        10,730
Money market deposit accounts                  83,609        82,552
Certificates of deposit                     1,034,996       876,377
                                           -------------------------
                                           $1,640,815     1,450,047
                                           =========================

The aggregate amount of certificates of deposit with a minimum denomination of $ 100,000 was approximately $111,362,000 at June 30, 1997.

The following table summarizes the contractual maturity of the certificate accounts:

                                          1997              1996
                                    -----------------------------
Due within one year                 $  607,421           512,392
Due between one and two years          264,117           196,962
Due between two and three years         92,953            62,577
Due between three and four years        22,861            33,966
After four years                        47,644            70,480
                                    -----------------------------
                                    $1,034,996           876,377
                                    =============================

The following table summarizes the interest expense incurred on the respective savings deposits:

                                                     Year ended June 30,
                                            1997            1996           1995
                                         ---------------------------------------
Passbook accounts                        $  9,490           9,322         10,414
Interest-bearing checking accounts          3,992           3,396          3,163
Money market deposit accounts               2,735           2,595          2,555
Certificate accounts                       56,410          46,348         37,150
                                         ---------------------------------------
                                         $72,627          61,661         53,282
                                         =======================================

(11) BORROWED FUNDS


Borrowed funds at June 30, 1997 and 1996, are presented in the following table:

Term notes payable to the Federal Home Loan Bank of Pittsburgh:

                                                           1997                              1996
                                                -------------------------------------------------------------
                                                                 Average                             Average
                                                  Amount            rate            Amount              rate
                                                -------------------------------------------------------------
Due within one year                             $ 11,000%           5.86           $23,459%             5.78
Due between one and two years                     43,000            5.94            39,000              5.94
Due between two and three years                    2,000            7.18             2,000              7.18
Due between three  and five years                     --              --                --                --
Due between five and ten years                       350            3.43               350              3.43
Due between ten and twenty years                   1,862            3.65               794              4.56
                                                -------------------------------------------------------------
                                                  58,212            5.88            65,603              5.89
Revolving line of credit, Federal
  Home Loan Bank of Pittsburgh                   106,000            6.25           135,000              5.46
ESOP note payable, variable rate
  equal to prime, payable in five annual
  installments of $862, excluding interest,
  beginning January 1996 (note 14)                 2,358            8.31             3,328              8.25
Investor note's payable, due various
  dates through 2002                               6,772            6.42             7,830              6.33
Securities sold under agreement to repurchase,
 due various dates through 1998                   50,116            5.60                --                --
                                                -------------------------------------------------------------
Total borrowed finds                            $223,458                          $211,761
                                                =============================================================

Borrowings from the Federal Home Loan Bank of Pittsburgh are secured by the Bank's investment securities, mortgage-backed securities and qualifying residential first mortgage loans, to the extent that the defined statutory value must be at least 120% of the amount of the note's outstanding. Certain of these borrowings are subject to restrictions or penalties in the event of prepayment.

The revolving line of credit with the Federal Home Loan Bank of Pittsburgh carries a commitment of $150,000,000 maturing on June 29, 1998. The rate is adjusted daily by the Federal Home Loan Bank and any borrowings on this line may be repaid at any time without penalty.

The securities sold under agreements to repurchase are collateralized by various securities held in safekeeping by the Federal Home Loan Bank of Pittsburgh. The market value of such securities exceeds the value of the securities sold under agreements to repurchase. The average amount of agreements outstanding in fiscal year 1997 was $16,578,000. The maximum amount of security repurchase agreements outstanding during fiscal year 1997 was $50,116,000.


(12) INCOME TAXES


Total income tax expense (benefit) was allocated for the years ended June 30, 1997, 1996 and 1995, as follows:

                                                   1997       1996       1995
                                                ------------------------------
Income before income taxes                       $8,472     10,803     10,181
Net worth for unrealized gain on securities        (226)      (109)       939
                                                ------------------------------
                                                 $8,246     10,694     11,120
                                                ==============================

Income tax expense (benefit) applicable to income before taxes consists of:

                                                       Year ended June 30,
                                                   1997       1996       1995
                                                ------------------------------
Current                                         $ 9,633     10,203     10,101
Deferred                                         (1,161)       600         80
                                                ------------------------------
                                                $ 8,472     10,803     10,181
                                                ==============================

The significant components of deferred income tax expense (benefit) are as follows:

                                                            June 30,
                                                   1997       1996       1995
                                                ------------------------------
Deferred income tax expense (benefit)           $(1,324)       571        (44)
NOL carryforward                                    163         29        124
                                                ------------------------------
                                                $(1,161)       600         80
                                                ==============================

A reconciliation from the expected federal statutory income tax rate to the effective rate, expressed as a percentage of pretax income is as follows:

                                                       Year ended June 30,
                                                   1997       1996       1995
                                                ------------------------------
Expected tax rate                               %  35.0       35.0       35.0
Tax-exempt interest income                         (1.3)      (1.9)      (1.1)
State income tax, net of federal and
 state taxes                                        4.1        4.7        3.8
Other differences, net                               .5         .4         .8
                                                ------------------------------
Effective tax rate                              %  38.3       38.2       38.5
                                                ==============================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1997 and 1996, are presented below:

                                                   1997       1996
                                                -------------------
Deferred tax assets:
 Deferred fee income                             $1,131      1,363
 Deferred compensation expense                      850        762
 Net operating loss carry forwards                  292        257
 Bad debts                                        1,418        963
 Accrued post retirement benefit cost               395        340
 Pension expense                                    209        166
 Other                                            1,196        405
                                                -------------------
                                                  5,491      4,256

Deferred tax liabilities:
  Marketable securities                             604        830
  Other                                             276        202
                                                -------------------
                                                    880      1,032
                                                -------------------
     Net deferred tax asset                      $4,611      3,224
                                                ===================

The Bank has determined that no valuation reserve is necessary for the deferred tax asset since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and, to a lesser extent, through future taxable income. The Bank will continue to review the criteria related to the recognition of deferred tax assets on a quarterly basis.

Under provisions of the Internal Revenue Code, the Bank has approximately $833,000 of net operating losses which expire in years 2005 through 2010. These net operating losses which are subject to an annual use limitation were acquired from institutions that were previously merged into the Bank.

On August 20, 1996, federal legislation was enacted which eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. This new legislation also generally requires a thrift to recapture the excess of its current tax reserves in excess of its 1987 base year reserves. As the Bank has previously provided deferred taxes on this amount, no financial statement tax expense should result from this new legislation.

(13) SHAREHOLDERS' EQUITY

In April 1996, the Board of Directors of the Bank authorized a two-for-one common stock split in the form of a stock dividend. The additional shares resulting from the split were distributed on May 15, 1996, to shareholders of record on May 3, 1996.

Retained earnings are partially restricted in connection with regulations related to the insurance of savings accounts which require the Bank to maintain certain statutory reserves. The Bank may not pay dividends on or repurchase any of its common stock if the effect thereof would reduce net worth below the level of adequate capitalization as defined by the Federal Deposit Insurance Corporation (FDIC) and the Pennsylvania Department of Banking.

In tax years prior to fiscal 1997, the Bank was permitted, under the Internal Revenue Code (the Code), to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained income at June 30, 1997, includes approximately $27,160,000 representing such bad debt deductions for which no deferred income taxes have been provided.

(14) EMPLOYEE BENEFIT PLANS

Pension Plans

The Bank maintains noncontributory defined benefit pension plans covering substantially all of the Bank's employees and the members of the Board of Directors. In addition, the Bank has an unfunded Supplemental Executive Retirement Plan (SERP) to compensate those executive participants eligible for the Bank's defined benefit pension plan whose benefits are limited by section 415 of the Code of the Internal Revenue Service (which caps annual benefits at $150,000 beginning in 1994).

The Bank also sponsors a retirement savings plan in which substantially all employees participate. The Bank provides a matching contribution of 50% of employee contributions to a maximum of 6% of employee compensation.

Total expense for all retirement plans, including defined benefit pension plans, was approximately $1,644,000, $1,762,000 and $1,426,000 for the years ended June 30, 1997, 1996 and 1995, respectively. Net periodic pension cost for the Bank's defined benefit pension plans consist of the following:


                                       Year ended June 30,
                                    1997       1996      1995
                                 -----------------------------
Service cost                     $   924        670       631
Interest cost                        896        775       627
Actual return on plan assets      (1,903)    (1,291)     (473)
Net amortization and deferral      1,206      1,076       337
                                 -----------------------------
Net periodic pension cost        $ 1,123      1,230     1,122
                                 =============================

The following table sets forth, for the Bank's defined benefit pension plans, the Plans' funded status and amounts recognized in the Bank's consolidated statements of financial condition at June 30, 1997 and 1996:

                                                        1997         1996
                                                    ---------------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
   vested benefits of $11,034 and
   $9,512, respectively                             $(11,538)      (9,953)
                                                    =====================
  Projected benefit obligation                       (15,076)     (12,881)
  Plan assets at fair value (primarily equity
   and fixed income securities)                       12,911       10,245
                                                    ---------------------
  Projected benefit obligation
   in excess of plan assets                           (2,165)      (2,636)
  Unrecognized transition asset                         (419)        (459)
  Unrecognized net loss                                  811        1,351
  Unrecognized prior service cost                        988        1,082
  Adjustment to recognize minimum liability              (96)         (64)
                                                    ---------------------
  Accrued pension cost                              $   (881)        (726)
                                                    =====================

The following table sets forth the assumptions used to develop the net pension cost:


                                                     Year ended June 30,
                                              1997        1996        1995
                                            --------------------------------
Discount rate                                  % 7           7           7
Expected long-term rate of return on assets      7           7           7
Rate increase in compensation levels             4           4           4

Postretirement Healthcare Plan

In addition to pension benefits, the Bank provides postretirement healthcare benefits for certain employees who were employed as of October 1, 1993, and were at least 55 years of age on that date. Effective July 1, 1993, the Bank adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106). SFAS 106 requires the accrual method of accounting for postretirement benefits other than pensions. Previously, the Bank accounted for these benefits on a pay-as-you-go (cash) basis.

Net periodic cost for the Bank's postretirement healthcare benefits consist of the following:


                                                     Year ended June 30,
                                              1997        1996        1995
                                            --------------------------------
Service cost                                  $ 71          71          64
Interest cost                                   88          81          65
                                            --------------------------------
Net periodic cost                             $159         152         129
                                            ================================

The following table sets forth the funded status of the Bank's postretirement healthcare benefit plan and the amounts recognized in the Bank's consolidated statements of financial condition at June 30, 1997 and 1996:


                                                   1997       1996
                                                ------------------
Accumulated benefit obligation                  $  (639)      (997)
Plan assets at fair value                            --         --
                                                ------------------
Accumulated benefit obligation in excess
 of plan assets                                    (639)      (997)
Unrecognized net loss                              (478)         2
                                                ------------------
Accrued postretirement benefit cost             $(1,117)      (995)
                                                ==================

The assumptions used to develop the preceding information for postretirement healthcare benefits are as follows:


                                                     Year ended June 30,
                                                    1997    1996     1995
                                                -----------------------------
Discount rate                                     %    7       7        7
Monthly cost of healthcare insurance
 per beneficiary                                  $92.73  102.74    93.40
Annual rate of increase in healthcare costs       %    4       8        8


If the assumed rate of increase in healthcare costs were increased by one-percentage-point to 5% from the level of 4% presented above, the service and interest cost components of net periodic postretirement healthcare benefit cost would increase by $8,508, in the aggregate, and the accumulated postretirement benefit obligation for healthcare benefits would increase by $61,959.

Employee Stock Ownership Plan

The Bank has established a leveraged employee stock ownership plan (ESOP) for employees who have attained age 21 and who have completed a 12-month period of employment with the Bank during which they worked at least 1,000 hours. The Bank makes annual contributions to the ESOP equal to the ESOP's debt service less the dividends received on unearned ESOP shares. The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and become eligible for allocation to employee accounts. Actual ESOP share allocations to employee accounts are based on each employee's relative portion of the Bank's total eligible compensation recorded during the year shares are earned.

The Bank accounts for its ESOP in accordance with AICPA Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the Bank's consolidated statement of financial condition. As shares are earned, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are paid to the trustee for debt service. ESOP compensation expense was $1,437,000, $1,359,000 and $1,300,000 for the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

The ESOP shares as of June 30, 1997 and 1996, were as follows:

                                                 1997     1996
                                               -----------------

Allocated shares                                313,282  215,104
Unearned shares                                 238,718  336,896
                                               -----------------
                                                552,000  552,000
                                               =================

Fair value of unearned shares at June 30       $  3,700    3,790
                                               =================

Recognition and Retention Plan

On November 21, 1995, the Bank established the Northwest Savings Bank Recognition and Retention Plan for Employees and Outside Directors (RRP). The objective of the RRP is to enable the Bank to provide directors, officers and employees with a proprietary interest in the Bank as an incentive to contribute to its success. The number of common shares issued and granted under the RRP was 276,000 (total market value of $3,243,000 at issuance date). Shares of common stock granted pursuant to the RRP will be in the form of restricted stock and generally will be payable over a five-year period at the rate of 20% per year, commencing on the date of the award grant. Compensation expense, in the amount of the fair market value of the common stock at the date of the grant, will be recognized pro rata over the five years during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in a trust.

Stock Option Plan

On November 21, 1995, the Bank adopted the Northwest Savings Bank 1995 Stock Option Plan (Stock Option Plan). The objective of the Stock Option Plan is to provide an additional performance incentive to the Bank's employees and outside directors. The Stock Option Plan authorized the grant of stock options and limited stock appreciation rights for 690,000 shares of the Bank's common stock. On December 20, 1995, the Bank granted 121,000 nonstatutory stock options to its outside directors at an exercise price of $11.16 per share (95% of the Bank's common stock fair market value per share at grant date) and 461,000 incentive stock options to employees at an exercise price of $11.75 per share. On March 22, 1996, the Bank granted 61,400 incentive stock options to employees at an exercise price of $11.25 per share. These options are exercisable for a period of ten years from the grant date with each recipient vesting at the rate of 20% per year commencing with the grant date. The remaining 46,000 options are to be granted to employees as incentive stock options at an exercise price equal to the Bank's common stock fair value per share at grant date.

The following table summarizes the activity in the Bank's Stock Option Plan during the periods ending June 30:

                                             1997                                 1996
                                ----------------------------------------------------------------------
                                                         Weighted                             Weighted
                                                          average                              average
                                    Number         exercise price         Number        exercise price
                                ----------------------------------------------------------------------
Balance at beginning of year       644,000                 $11.59              --               $   --
Granted                                 --                     --         644,000                11.59
Exercised                               --                     --              --                   --
                                ----------------------------------------------------------------------
Balance at end of year             644,000                 $11.59/(a)/    644,000               $11.59
                                ======================================================================

Exercisable at end of year         257,600                 $11.59         128,800               $11.59

Weighted average grant date
 fair value of options
 granted during the year                                   $   --                               $ 2.31
                                ======================================================================

/(a)/ Exercise price range: $11.16 to $11.75.

The average remaining contractual life of the options as of June 30, 1997, is
8.5 years.

The Bank applies APB Opinion No. 25 and related interpretations in accounting for its plans. Had compensation costs for the Stock Option Plan been determined consistent with SFAS 123, "Accounting for Stock-Based Compensation," which permits entities to expense an estimated fair value of employee stock options granted, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                          1997           1996
                                      -----------------------
Net income:
 As reported                          $ 13,664         17,486
 Pro forma                              13,391         17,350
Earnings per share:
 As reported                               .59            .77
 Pro forma                                 .58            .76

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996: dividend yield of 2.76 percent for all years; expected volatility of 12.83 percent; risk-free interest rate of 5.65%; and expected lives of seven years. The effects of applying SFAS No. 123 may not be representative of the effects on reported net income in future years.

(15) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS 107), requires disclosure of fair value information about financial instruments whether or not recognized in the consolidated statement of financial condition. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank. The carrying amounts reported in the consolidated statement of financial condition approximate fair value for the following financial instruments: cash on hand and interest-earning deposits in other institutions, accrued interest receivable, accrued interest payable and marketable securities available-for-sale.

The carrying value of marketable securities held-to-maturity exceeded market value by $1,236,000 and $1,281,000 at June 30, 1997 and 1996, respectively.
Estimated market values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Refer to note 4 of the consolidated financial statements for the detail of type of investment products.

The net market value of loans exceeded the carrying value at June 30, 1997, by approximately $1,734,000 and was $12,008,000 less than the carrying value of loans at June 30, 1996. Loans with comparable characteristics including collateral and repricing structures were segregated for valuation purposes. Each loan pool was separately valued utilizing a discounted cash flow analysis. Projected monthly cash flows were discounted to present value using a market rate for comparable loans. Characteristics of comparable loans included remaining term, coupon interest and estimated prepayment speeds. Delinquent loans were evaluated separately given the impact delinquency has on the projected future cash flow of the loan and the approximate discount or market rate.

The carrying amounts and estimated fair values of deposits at June 30, 1997 and 1996, are as follows:


                                   1997                    1996
                         ----------------------------------------------
                           Carrying    Estimated   Carrying   Estimated
                             amount   fair value     amount  fair value
                         ----------------------------------------------
NOW and MMDA accounts    $  306,454      306,454    277,571     277,571
Passbook accounts           299,366      299,366    296,099     296,099
Time deposits             1,034,996    1,034,712    876,377     871,873
                         ----------------------------------------------
  Total deposits         $1,640,816    1,640,532  1,450,047   1,445,543
                         ==============================================


The carrying amounts of NOW, MMDA and passbook accounts approximate their fair values. The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered locally for deposits of similar remaining maturities. The valuation adjustment for the portfolio consists of the present value of the difference of these two cash flows, discounted at the assumed market rate of the corresponding maturity.

The carrying amounts of borrowed funds exceeded their estimated fair value at June 30, 1997 and 1996, by $11,000 and $1,384,000, respectively. Variable rate borrowings and investor notes payable were estimated to approximate their carrying amounts. The fixed rate advances were valued by comparing their contractual cost to the prevailing market cost.

(16)  REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of June 30, 1997, the Bank exceeds all capital adequacy requirements to which it is subject.

As of May 30, 1997, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios as of June 30, 1997 and 1996, are presented in the following table:

                                                                  To be well
                         Actual capital    Required capital      capitalized
                      --------------------------------------------------------
                        Amount     Ratio   Amount    Ratio   Amount    Ratio
                      --------------------------------------------------------
As of June 30, 1997:

 Total capital
   (to risk-
   weighted assets)    $ 199,795  % 18.4  $ 87,071  % 8.0    $ 108,839 % 10.0


 Tier I capital
   (to risk-
   weighted assets)      186,190    17.1    43,536    4.0       65,303    6.0
 Tier I capital
   (to average assets)   186,190     9.1    61,319    3.0/(*)/ 102,199    5.0


As of June 30, 1996:
 Total capital
   (to risk-
   weighted assets)    $ 191,863  % 19.9  $ 77,269  % 8.0     $ 96,586 % 10.0


 Tier I capital
   (to risk-
   weighted assets)      179,777    18.6    38,634    4.0       57,952    6.0
 Tier I capital
   (to average assets)   179,777     9.9    54,708    3.0/(*)/  91,179    5.0

/(*)/ The FDIC has indicated that the most highly rated institutions which meet certain criteria will be required to maintain a ratio of 3%, and all other institutions will be required to maintain an additional capital cushion of 100 to 200 basis points. As of June 30, 1997, the Bank had not been advised of any additional requirements in this regard.

(17)  RECAPITALIZATION OF SAIF


On September 30, 1996, Congress enacted into law a one-time special assessment to recapitalize the FDIC's Savings Association Insurance Fund (SAIF). All institutions holding SAIF insured deposits as of March 31, 1995, paid a one-time assessment due November 27, 1996, of .657% on those deposits. The Bank's SAIF assessment was $8.6 million. Under generally accepted accounting principles, this assessment was required to be accrued as of September 30, 1996. The effect of this assessment on the net income of the Bank for the fiscal year ended June 30, 1997, was $5.1 million after tax. As a result of the recapitalization of the SAIF, the Bank was not required to pay a regular deposit insurance premium for the three months ended December 31, 1996. Effective January 1, 1997, as a result of the SAIF now being fully funded, the premium the Bank pays for deposit insurance fell to .064% of insured deposits from the previous level of .23%.








(18)  CONTINGENT LIABILITIES


The Bank is subject to a number of asserted and unasserted claims encountered in the normal course of business. One of the claims involves an individual who purports to have subscribed for stock when the Bank reorganized into a mutual holding company and who seeks to represent all persons who subscribed for and purchased stock during the reorganization. The plaintiff alleges that the Bank's offering circular, which was issued as part of the reorganization, was deficient. On November 17, 1995, the District Court dismissed all federal claims against the defendants with prejudice and dismissed the remaining claims without prejudice. On February 13, 1997, the United States Court of appeals for the Third Circuit denied the plaintiff's appeal of the District Court's dismissal, and on April 7, 1997, it denied the plaintiff's petition for a rehearing. As of June 30, 1997, the plaintiff has not sought further review or initiated additional proceedings. Management intends to continue to vigorously defend against any such proceedings. Accordingly, no provision for liability, if any, that may result has been recorded in the consolidated financial statements.

(19) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  Three months ended
                                    ----------------------------------------------
                                     September 30  December 31  March 31  June 30
                                    ----------------------------------------------
                                         (in thousands, except per share data)
                                    ----------------------------------------------
Fiscal 1997

Interest income                          $ 37,040       37,400    38,306   40,772
Interest expense                           19,641       20,087    20,203   21,493
                                    ----------------------------------------------
Net interest income                        17,399       17,313    18,103   19,279

Provision for possible loan losses            217          394       574    1,306
Noninterest income                          1,603        2,221     1,485    1,427
Noninterest expenses                       19,981       10,886    11,441   11,895
                                    ----------------------------------------------
Income before income taxes                 (1,196)       8,254     7,573    7,505

Provision for income taxes                   (364)       3,390     2,977    2,469
                                    ----------------------------------------------
Net income (loss)                        $   (832)       4,864     4,596    5,036
                                    ==============================================
Earnings (loss) per share                $   (.04)         .21       .20      .22
                                    ==============================================

                                                  Three months ended
                                    ----------------------------------------------
                                     September 30  December 31  March 31  June 30
                                    ----------------------------------------------
                                         (in thousands, except per share data)
                                    ----------------------------------------------
Fiscal 1996

Interest income                          $ 32,328       32,743    33,716   36,343
Interest expense                           16,309       16,723    17,098   18,507
                                    ----------------------------------------------
Net interest income                        16,019       16,020    16,618   17,836

Provision for possible loan losses            280          115       190      917
Noninterest income                          1,086        1,026     1,059      954
Noninterest expenses                        9,320       10,324     9,906   11,277
                                    ----------------------------------------------
Income before income taxes                  7,505        6,607     7,581    6,596

Provision for income taxes                  2,987        2,697     3,027    2,092
                                    ----------------------------------------------
Net income                               $  4,518        3,910     4,554    4,504
                                    ==============================================
Earnings per share                       $    .20          .17       .20      .20
                                    ==============================================

Results for the quarter ended September 30, 1996, include expense of $8,600,000 ($5,100,000 after tax) for the recapitalization of the SAIF. See note 17.

                   CORPORATE INFORMATION

                   Annual Meeting:
                   December 10, 1997
                   11:00 A.M.
                   Knights of Columbus Hall
                   219 Second Avenue
                   Warren, Pennsylvania 16365


                   Stock Listing:
                   Northwest Savings Bank's common stock is traded in the' NASDAQ National Stock Market under the symbol "NWSB." The stock is listed as "NWSvgBK" in the NASDAQ section in the financial pages of most major newspapers.


                   Transfer Agent and Registrar
                   Address changes and all shareholder inquires should be directed to:


                   American Stock Transfer and Trust Company
                   40 Wall Street
                   New York, New York 10005
                   1-800-937-5449


                   Investor Information
                   Analysts, investors and others requesting additional financial information may contact:


                   William J. Wagner
                   Executive Vice President and Chief Financial Officer


                   Northwest Savings Bank
                   Liberty Street at Second Avenue
                   P.O. Box 128
                   Warren, Pennsylvania 16365
                   814-726-2140


                   Auditors:
                   KPMG Peat Marwick LLP
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania 15219


                   Securities Counsel:
                   Luse Lehman Gorman Pomerenk & Schick
                   5335 Wisconsin Avenue N.W.
                   Suite 400
                   Washington, D.C. 20015

CORPORATE INFORMATION

MARKET MAKERS

Name of Firm                          Phone
------------                          -----
Friedman Billings Ramsey & Co.       (800) 688-3272
Parker/Hunter, Inc.                  (412) 562-8025
F.J. Morrissey & Co., Inc.           (800) 842-8928
Wheat First Securities, Inc.         (800) 446-1016
Legg Mason Wood Walker, Inc.         (800) 221-9732
Sandler O'Neill & Partners, Inc.     (800) 635-6860
Ryan Beck & Co., Inc.                (800) 395-7926


DIVIDEND REINVESTMENT PLAN

The Northwest Savings Bank Dividend Reinvestment Plan enables holders of common stock to reinvest quarterly dividends toward the purchase of additional shares. Shareholders who enroll in the Automatic Dividend Reinvestment Plan may also elect to do optional cash investments conveniently and without paying brokerage commissions or service charges. A prospectus and enrollment card may be obtained by contacting:


     American Stock Transfer and Trust Company
     Attention:  Dividend Reinvestment Department
     (800) 278-4353 (U.S. calls only)
     (718) 921-8283 (outside of U.S.)

     or:

     Northwest Savings Bank
     Shareholder Relations Department
     (814) 726-2140
     (Fax) (814) 726-1980

          BOARD OF DIRECTORS

          John O. Hanna              President, Chief Executive Officer of
                                     Northwest Savings Bank

          William J. Wagner          Executive Vice President, Chief Financial
                                     Officer and Treasurer of Northwest
                                     Savings Bank

          Richard L. Carr            Retired Superintendent of Titusville Area
                                     School District

          Thomas K. Creal, III       Partner in architectural firm of Creal,
                                     Hyde & Larson

          John J. Doyle              President of Perry Construction Company

          Robert G. Ferrier          President of Ferrier Hardware, Inc. and
                                     Drexel Realty

          Dr. Richard E. McDowell    President of the University of Pittsburgh
                                     at Bradford

          Joseph T. Stadler          Retired Vice President--Manufacturing
                                     of Superior Bronze Corporation

          Walter J. Yahn             Chairman of the Board, Founder &
                                     Chief Executive of Erie Advanced
                                     Manufacturing Company

          John S. Young              Retired President and Sales Manager for
                                     Young Brothers Electronics, Inc.

          CORPORATE OFFICERS

          John O. Hanna              President, Chief Executive Officer

          William J. Wagner          Executive Vice President, Chief Financial
                                     Officer, Treasurer

          James E. Vecellio          Senior Vice President, Operations

          Gregory C. LaRocca         Senior Vice President, Administration

          John M. Blair              Senior Vice President, Mortgage Lending

          Raymond R. Parry           Senior Vice President, Consumer Lending

          Timothy A. Huber           Senior Vice President, Commercial Lending

          Robert A. Ordiway          Senior Vice President, Region Manager

          Robert G. Norton           Vice President, Human Resources

          Donald C. Meyers           Vice President, Erie Region Manager

          Douglas P. Wilson          Vice President, Chief Appraiser

          Richard F. Seibel          Corporate Auditor


          NORTHWEST CONSUMER
          DISCOUNT COMPANY

          Raymond R. Parry           President

          Robert J. Irvin            Executive Vice President

          John E. Hall               Senior Vice President


          NORTHWEST MORTGAGE
          CORPORATION

          Robert O. Rogers           President

                                   EXHIBIT 21

                            SUBSIDIARIES OF THE BANK

                            SUBSIDIARIES OF THE BANK
                            ------------------------

     Following the Reorganization, Northwest Savings Bank will be wholly-owned by the Registrant. The following is a list of subsidiaries of Northwest Savings
Bank:


Northwest Financial Services, Inc., a Pennsylvania corporation
Great Northwest Corporation, a Pennsylvania corporation
Northwest Consumer Discount Company, Inc., a Pennsylvania corporation which operates under this name in four locations in Western and Central Pennsylvania and also operates:
    d/b/a Northwest Finance Company in Jamestown, NY, a New York Corporation d/b/a Butler Consumer Discount Company in eight locations in Southwestern PA d/b/a Preis Consumer Discount Company in two locations in Central PA d/b/a Uniontown Financial Services in Uniontown, PA d/b/a Erie Consumer Discount in Erie, PA d/b/a Franklin Consumer Discount in Franklin, PA d/b/a Corry Consumer Discount in Corry, PA d/b/a Community Consumer Discount in Warren, PA d/b/a Thrift Financial Services in Indiana, PA d/b/a Clearfield Consumer Discount in Clearfield, PA d/b/a Titusville Consumer Discount in Clearfield, PA d/b/a Lewistown Consumer Discount in Lewistown, PA d/b/a Friendly Loan Consumer Discount in Jeannette, PA d/b/a Zelie Consumer Discount in Zelienople, PA d/b/a Johnstown Consumer Discount in Johnstown, PA d/b/a Washington Consumer Discount in Washington, PA d/b/a St. Mary's Consumer Discount in St. Marys, PA
Northwest Mortgage Corporation, a Delaware corporation
Northwest Capital Group Inc., a Pennsylvania corporation
Rid-Fed Inc., a Pennsylvania corporation
Power Funding Group, Inc., a New York corporation